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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Peru
Exact name of registrant as specified in charter

0000077694
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2017
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-02512
SEC file number, if available

S-______________ ____
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-______________ ____
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2017
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

x Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, State of D.C. September 28, 20 18 .

Republic of Peru
(Registrant)

By: /s/ Carlos Pareja Ríos
(Name)

Ambassador of Peru to the United States
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________________, 20 _____, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

____
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the U.S. Securities and Exchange Commission Exhibit C to the Republic of Peru's Annual Report on Form 18-K for the year ended December 31, 2017 pursuant to Rule 306(c) of Regulation S-T under the U.S. Securities act of 1933, as amended.

EXHIBIT INDEX

<u>Exhibit</u>

C. Copy of the 2018 Annual Budget of the Republic of Peru.

Exhibit C

— DIARIO OFICIAL DEL BICENTENARIO —

El Peruano

FUNDADO EL 22 DE OCTUBRE DE 1825 POR EL LIBERTADOR SIMÓN BOLÍVAR

AÑO DEL BUEN SERVICIO AL CIUDADANO   Jueves 7 de diciembre de 20 17



PERÚ

CONGRESO
de la
REPÚBLICA

LEY Nº 30693

LEY DE PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2018

LEY Nº 30694

LEY DE EQUILIBRIO FINANCIERO DE PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2018

LEY Nº 30695

LEY DE ENDEUDAMIENTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2018

NORMAS LEGALES

SEPARATA ESPECIAL

LEY Nº 30693

EL PRESIDENTE DE LA REPÚBLICA

POR CUANTO:

EL CONGRESO DE LA REPÚBLICA;

Ha dado la Ley siguiente:

LEY DE PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2018

CAPÍTULO I

APROBACIÓN DEL PRESUPUESTO DEL SECTOR PÚBLICO

Artículo 1. Presupuesto Anual de Gastos para el Año Fiscal 2018

1.1. Apruébase el Presupuesto Anual de Gastos para el Año Fiscal 2018 por el monto de S/ 157 158 747 651,00 (CIENTO CINCUENTA Y SIETE MIL CIENTO CINCUENTA Y OCHO MILLONES SETECIENTOS CUARENTA Y SIETE MIL SEISCIENTOS CINCUENTA Y UNO Y 00/100 SOLES) que comprende los créditos presupuestarios máximos correspondientes a los pliegos presupuestarios del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, agrupados en Gobierno Central e instancias descentralizadas, conforme a la Constitución Política del Perú y de acuerdo con el detalle siguiente:

GOBIERNO CENTRAL	Soles
Correspondiente al Gobierno Nacional	115 381 884 467,00
Gastos corrientes	71 393 914 213,00
Gastos de capital	32 108 028 917,00
Servicio de la deuda	11 879 941 337,00

INSTANCIAS DESCENTRALIZADAS	Soles
Correspondiente a los Gobiernos Regionales	25 751 070 978,00
Gastos corrientes	21 200 299 724,00
Gastos de capital	4 287 273 805,00
Servicio de la deuda	263 497 449,00
Correspondiente a los Gobiernos Locales	16 025 792 206,00
Gastos corrientes	10 641 317 798,00
Gastos de capital	5 095 347 350,00
Servicio de la deuda	289 127 058,00
TOTAL S/.	**157 158 747 651,00**

1.2. Los créditos presupuestarios correspondientes al Gobierno Nacional, los gobiernos regionales y los gobiernos locales se detallan en los anexos que forman parte de la presente ley de acuerdo con lo siguiente:

DESCRIPCIÓN	ANEXO
Distribución del gasto del presupuesto del sector público por categoría y genérica del gasto.	1
Distribución del gasto del presupuesto del sector público por nivel de gobierno y genérica del gasto.	2
Distribución del gasto del presupuesto del sector público por nivel de gobierno y funciones.	3
Distribución del gasto del presupuesto del sector público por niveles de gobierno, pliegos y fuentes de financiamiento.	4
Distribución del gasto del presupuesto del sector público por pliegos del Gobierno Nacional a nivel de productos, proyectos y actividades.	5
Distribución del gasto del presupuesto del sector público por Gobierno Regional a nivel de productos, proyectos y actividades.	6
Distribución del gasto del presupuesto del sector público por Gobiernos Locales y genéricas del gasto.	7
Distribución del gasto del presupuesto del sector público por programas presupuestales y pliegos.	8

1.3. Las subvenciones y cuotas internacionales a ser otorgadas durante el Año Fiscal 2018 por los pliegos presupuestarios están contenidas en los anexos: "A: Subvenciones para Personas Jurídicas - Año Fiscal 2018" y "B: Cuotas Internacionales - Año Fiscal 2018" de la presente ley. Durante el Año Fiscal 2018, previa evaluación y priorización por el Ministerio de Relaciones Exteriores, se puede modificar el Anexo B, mediante decreto supremo refrendado por el ministro de Relaciones Exteriores, lo que no comprende la inclusión de cuotas adicionales a las contempladas en dicho anexo. Las cuotas internacionales no contempladas en el Anexo B de la presente ley se sujetan a lo establecido en el artículo 67 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 2. Recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2018
Los recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2018 se estiman por fuentes de financiamiento, por el monto total de S/ 157 158 747 651,00 (CIENTO CINCUENTA Y SIETE MIL CIENTO CINCUENTA Y OCHO MILLONES SETECIENTOS CUARENTA Y SIETE MIL SEISCIENTOS CINCUENTA Y UNO Y 00/100 SOLES), conforme al siguiente detalle:

Fuentes de financiamiento	Soles
Recursos ordinarios	102 698 798 095,00
Recursos directamente recaudados	13 552 133 595,00
Recursos por operaciones oficiales de crédito	20 656 484 068,00
Donaciones y transferencias	522 454 561,00
Recursos determinados	19 728 877 332,00
TOTAL S/.	**157 158 747 651,00**

CAPÍTULO II

NORMAS PARA LA GESTIÓN PRESUPUESTARIA

SUBCAPÍTULO I

DISPOSICIONES GENERALES

Artículo 3. Del alcance
Las disposiciones contenidas en el presente capítulo son de obligatorio cumplimiento por las entidades integrantes de los Poderes Legislativo, Ejecutivo y Judicial; Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Consejo Nacional de la Magistratura; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en la presente ley. Asimismo, son de obligatorio cumplimiento por los gobiernos regionales y los gobiernos locales y sus respectivos organismos públicos.

Artículo 4. Acciones administrativas en la ejecución del gasto público

4.1. Las entidades públicas sujetan la ejecución de sus gastos a los créditos presupuestarios autorizados en la Ley de Presupuesto del Sector Público, aprobada por el Congreso de la República y modificatorias, en el marco del artículo 78 de la Constitución Política del Perú y el artículo I del Título Preliminar de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.
4.2. Todo acto administrativo, acto de administración o las resoluciones administrativas que autoricen gastos no son eficaces si no cuentan con el crédito presupuestario correspondiente en el presupuesto institucional o condicionan la misma a la asignación de mayores créditos presupuestarios, bajo exclusiva responsabilidad del titular de la entidad, así como del jefe de la oficina de presupuesto y del jefe de la oficina de administración, o los que hagan sus veces, en el marco de lo establecido en la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 5. Control del gasto público

5.1. Los titulares de las entidades públicas, el jefe de la oficina de presupuesto y el jefe de la oficina de administración, o los que hagan sus veces en el pliego presupuestario, son responsables de la debida aplicación de lo dispuesto en la presente ley, en el marco del principio de legalidad, recogido en el artículo IV del Título Preliminar de la Ley 27444, Ley del Procedimiento Administrativo General, modificada por Decreto Legislativo 1272. Correspondiendo al titular de la entidad, como responsable de la gestión presupuestaria, la correcta gestión de los recursos públicos, bajo responsabilidad.
5.2. La Contraloría General de la República verifica el cumplimiento de lo dispuesto en la presente ley y las demás disposiciones vinculadas al gasto público en concordancia con el artículo 82 de la Constitución Política del Perú. Asimismo y bajo responsabilidad, para el gasto ejecutado mediante el presupuesto por resultados, debe verificar su cumplimiento bajo esta estrategia. El resultado de las acciones efectuadas en cumplimiento de lo establecido en el presente numeral, es informado a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, en el más breve plazo.

SUBCAPÍTULO II

GASTO EN INGRESOS DEL PERSONAL

Artículo 6. Ingresos del personal
Prohíbese en las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Consejo Nacional de la Magistratura; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en la presente ley, el reajuste o incremento de remuneraciones, bonificaciones, dietas, asignaciones, retribuciones, estímulos, incentivos, compensaciones económicas y beneficios de cualquier naturaleza, cualquiera sea su forma, modalidad, periodicidad y fuente de financiamiento. Asimismo, queda prohibida la aprobación de nuevas bonificaciones, asignaciones, incentivos, estímulos, retribuciones, dietas, compensaciones económicas y beneficios de toda índole con las mismas características señaladas anteriormente. Los arbitrajes en materia laboral se sujetan a las limitaciones legales establecidas por la presente norma y disposiciones legales vigentes. La prohibición incluye el incremento de remuneraciones que pudiera efectuarse dentro del rango o tope fijado para cada cargo en las escalas remunerativas respectivas.

Artículo 7. Aguinaldos, gratificaciones y escolaridad

7.1. Los funcionarios y servidores nombrados y contratados bajo el régimen del Decreto Legislativo 276 y la Ley 29944; los docentes universitarios a los que se refiere la Ley 30220; el personal de la salud al que se refiere el numeral 3.2 del artículo 3 del Decreto Legislativo 1153; los obreros permanentes y eventuales del Sector Público; el personal de las Fuerzas Armadas y de la Policía Nacional del Perú; y los pensionistas a cargo del Estado comprendidos en los regímenes de la Ley 15117, los Decretos Leyes 19846 y 20530, el Decreto Supremo 051-88-PCM y la Ley 28091, en el marco del numeral 2 de la Quinta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, perciben en el Año Fiscal 2018 los siguientes conceptos:

a) Los aguinaldos por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, cuyos montos ascienden, cada uno, hasta la suma de S/ 300,00 (TRESCIENTOS Y 00/100 SOLES).

b) La bonificación por escolaridad, que se incluye en la planilla de pagos correspondiente a enero y cuyo monto asciende hasta la suma de S/ 400,00 (CUATROCIENTOS Y 00/100 SOLES).

7.2. Las entidades públicas que cuenten con personal del régimen laboral de la actividad privada se sujetan a lo establecido en la Ley 27735, para abonar las gratificaciones correspondientes por fiestas patrias y navidad en julio y diciembre, respectivamente. Asimismo, otorgan la bonificación por escolaridad hasta por el monto señalado en el literal b) del numeral 7.1, salvo que, por disposición legal, vengan entregando un monto distinto al señalado en el citado literal.

7.3. Los trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo 1057, en el marco de la Ley 29849, perciben por concepto de aguinaldo por fiestas patrias y navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, hasta el monto al que hace referencia el literal a) del numeral 7.1 del presente artículo. Para tal efecto, dichos trabajadores deben estar registrados en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas.

SUBCAPÍTULO III

MEDIDAS DE AUSTERIDAD, DISCIPLINA Y CALIDAD EN EL GASTO PÚBLICO

Artículo 8. Medidas en materia de personal

8.1. Prohíbese el ingreso de personal en el Sector Público por servicios personales y el nombramiento, salvo en los supuestos siguientes:

a) La designación en cargos de confianza y de directivos superiores de libre designación y remoción, conforme a los documentos de gestión de la entidad, a la Ley 28175, Ley Marco del Empleo Público, y demás normativa sobre la materia, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

b) El nombramiento en plaza presupuestada cuando se trate de magistrados del Poder Judicial, fiscales del Ministerio Público, profesores del Magisterio Nacional, así como del personal egresado de las escuelas de las Fuerzas Armadas y la Policía Nacional del Perú y de la Academia Diplomática y de los médicos cirujanos del Instituto de Medicina Legal y Ciencias Forenses del Ministerio Público.

c) La contratación para el reemplazo por cese, para la suplencia temporal de los servidores del Sector Público, o para el ascenso o promoción del personal, en tanto se implemente la Ley 30057, Ley del Servicio Civil, en los casos que corresponda. En el caso de los reemplazos por cese del personal, este comprende al cese que se hubiese producido a partir del año 2016, debiéndose tomar en cuenta que el ingreso a la administración pública se efectúa necesariamente por concurso público de méritos y sujeto a los documentos de gestión respectivos. En el caso del ascenso o promoción del personal las entidades deben tener en cuenta, previamente a la realización de dicha acción de personal, lo establecido en el literal b) de la tercera disposición transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. En el caso de suplencia de personal, una vez finalizada la labor para la cual fue contratada la persona, los contratos respectivos quedan resueltos automáticamente.

El ascenso o promoción al que se refiere el presente literal, para el caso de los docentes universitarios, solo es aplicable para aquellas universidades que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública, conforme a lo dispuesto en el artículo 29 y la primera disposición complementaria transitoria de la Ley 30220, Ley Universitaria.

d) El nombramiento en plaza presupuestada cuando se trate de docentes universitarios. Lo establecido en el presente literal sólo es aplicable para aquellas universidades que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública, conforme a lo dispuesto en el artículo 29 y la Primera Disposición Complementaria Transitoria de la Ley 30220, Ley Universitaria, respectivamente.

e) La asignación de gerentes públicos, conforme a la correspondiente certificación de crédito presupuestario otorgada por la entidad de destino y de la Autoridad Nacional del Servicio Civil (Servir), con cargo al presupuesto institucional de dichos pliegos, y hasta la culminación del proceso de implementación de la Ley 30057, Ley del Servicio Civil, en las respectivas entidades.

f) La contratación en plaza validada y presupuestada de docentes universitarios en las universidades públicas, que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública conforme a lo dispuesto en el artículo 29 y la primera disposición complementaria transitoria de la Ley 30220, Ley Universitaria, respectivamente; previa evaluación y validación de las necesidades de dichas nuevas plazas, en el marco de las disposiciones legales vigentes.

g) El nombramiento de hasta el veinte por ciento (20 %) de los profesionales de la salud y de los técnicos y auxiliares asistenciales de la salud del Ministerio de Salud, sus organismos públicos y las unidades ejecutoras de salud de los gobiernos regionales y las Comunidades Locales de Administración en Salud (CLAS), definidos a la fecha de entrada en vigencia del Decreto Legislativo 1153.

h) El nombramiento de los vocales y secretarios relatores del Tribunal Fiscal a los que se refiere el artículo 99 del Texto Único Ordenado del Código Tributario, aprobado por Decreto Supremo 133-2013-EF.

i) La contratación temporal del profesorado en instituciones educativas públicas de educación básica y técnico productiva, en el marco de la Ley 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

j) La contratación temporal en plaza presupuestada de auxiliares de educación, en el marco de la Ley 30493, Ley que regula la política remunerativa del auxiliar de educación en las instituciones educativas públicas, en el marco de la Ley 29944, Ley de Reforma Magisterial, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

k) La contratación temporal de docentes de las áreas de desempeño laboral de docencia y de gestión pedagógica en los Institutos y Escuelas de Educación Superior, comprendidos bajo el alcance de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la Carrera Pública de sus Docentes, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

l) La contratación, bajo el régimen laboral de la actividad privada, de Inspectores Auxiliares, Inspectores de Trabajo y Supervisores Inspectores, de la Superintendencia Nacional de Fiscalización Laboral (Sunafil).

m) El ingreso de personal por mandato de sentencias judiciales en calidad de cosa juzgada.

n) El ingreso al régimen laboral de la Ley 29709, Ley de la Carrera Especial Pública Penitenciaria, sólo de los servidores penitenciarios cuya área de desempeño es la de seguridad penitenciaria, a la que se refiere el literal a del artículo 3 del Reglamento de la Ley 29709, Ley de la Carrera Especial Pública Penitenciaria, aprobado por Decreto Supremo 013-2012-JUS.

8.2. Para la aplicación de los casos de excepción establecidos desde el literal a) hasta el literal m), es requisito que las plazas o puestos a ocupar se encuentren aprobados en el Cuadro de Asignación de Personal (CAP), en el Cuadro para Asignación de Personal Provisional (CAP Provisional) o en el Cuadro de Puestos de la Entidad (CPE), y en el Presupuesto Analítico de Personal (PAP), según corresponda, así como que las plazas o puestos a ocupar se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas, y que cuenten con la respectiva certificación del crédito presupuestario.

8.3. Adicionalmente, para el ascenso o promoción establecido en el literal c) del numeral 8.1 del presente artículo, en el caso de los profesores del Magisterio Nacional, docentes universitarios y personal de la salud, así como para el nombramiento de docentes universitarios al que se refiere el literal d) del presente artículo, previo a la realización de dichas acciones de personal, es necesario el informe favorable de la Dirección General de Presupuesto Público y el informe técnico de la Dirección General de Gestión de Recursos Públicos vinculado a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público para el caso del Gobierno Nacional y los gobiernos regionales.

8.4. Para la aplicación del supuesto previsto en el literal g) del numeral 8.1 del presente artículo, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último, se aprueban las modificaciones presupuestarias en el nivel institucional a favor de los organismos públicos del Ministerio de Salud y los gobiernos regionales con cargo al financiamiento previsto en el presupuesto institucional del Ministerio de Salud, con el objeto de atender el gasto en materia de los nombramientos a que hace referencia el citado literal. Adicionalmente, hasta el 28 de marzo de 2018, el Ministerio de Salud remite al Ministerio de Economía y Finanzas la relación nominal del personal comprendido en el presente artículo.

8.5. Dispónese, excepcionalmente, que para el caso de las instituciones educativas a las que se hace referencia en el literal k) del numeral 8.1 del presente artículo, la evaluación y validación de las necesidades de las nuevas plazas por parte del Ministerio de Educación a que se refiere el artículo 16 de la Ley 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015, se efectúa sobre la base del padrón nominado de alumnos registrados en el sistema de información que administre el Ministerio de Educación, o en su defecto, sobre la base del padrón nominado de estudiantes remitido por los gobiernos regionales, y validado por el Ministerio de Educación.

8.6. Las disposiciones complementarias que resulten necesarias para la aplicación de lo dispuesto en los literales d), f), i), j) y k) del numeral 8.1 del presente artículo, se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Educación, a propuesta de este último.

8.7. Las entidades públicas, independientemente del régimen laboral que las regule, no se encuentran autorizadas para efectuar gastos por concepto de horas extras.

Artículo 9. Medidas en materia de modificaciones presupuestarias en el nivel funcional programático

9.1. A nivel de pliego, la Partida de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo" no puede habilitar a otras partidas de gasto ni ser habilitada, salvo las habilitaciones que se realicen dentro de la indicada partida entre unidades ejecutoras del mismo pliego. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Creación, desactivación, fusión o reestructuración de entidades.
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Atención de sentencias judiciales con calidad de cosa juzgada.
d) Atención de deudas por beneficios sociales y compensación por tiempo de servicios.
e) Las modificaciones en el nivel funcional programático que se realicen hasta el 31 de enero del año 2018. Para la aplicación de lo dispuesto por el literal g) del numeral 8.1 del artículo 8 de la presente ley, excepcionalmente, el Ministerio de Salud, sus organismos públicos y los gobiernos regionales pueden realizar las modificaciones presupuestarias en el nivel funcional programático hasta el 15 de marzo de 2018.

Para la habilitación de la Partida de Gasto 2.1.1 "Retribuciones y complementos en efectivo" por aplicación de los casos indicados desde el literal a) hasta el literal e), se requiere del informe previo favorable de la Dirección General de Presupuesto Público, con opinión técnica favorable de la Dirección General de Gestión de Recursos Públicos vinculado a la información registrada en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público para el caso del Gobierno Nacional y los Gobiernos Regionales.

9.2. A nivel de pliego, la Partida de Gasto 2.2.1 "Pensiones" no puede ser habilitadora, salvo para las habilitaciones que se realicen dentro de la misma partida entre unidades ejecutoras del mismo pliego presupuestario, y para la atención de sentencias judiciales en materia pensionaria con calidad de cosa juzgada, en este último caso previo informe favorable de la Dirección General de Presupuesto Público.

9.3. Prohíbese las modificaciones presupuestarias en el nivel funcional programático con cargo a la Genérica del Gasto "Adquisición de Activos No Financieros", con el objeto de habilitar recursos para la contratación de personas bajo el Régimen Laboral Especial del Decreto Legislativo 1057. La misma restricción es aplicable a las partidas de gasto vinculadas al mantenimiento de infraestructura, las cuales tampoco pueden ser objeto de modificación presupuestaria para habilitar recursos destinados al financiamiento de contratos bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no vinculados a dicho fin.

La contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 no es aplicable en la ejecución de proyectos de inversión, de proyectos que no se encuentran bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación.

9.4. A nivel de pliego, las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios" y 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, salvo las habilitaciones que se realicen entre o dentro de las indicadas específicas en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego, quedando, solo para dicho

fin, exonerado de lo establecido en el numeral 9.5 del presente artículo. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Creación, desactivación, fusión o reestructuración de entidades.
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Las modificaciones en el nivel funcional programático que se realicen hasta el 15 de marzo del año 2018.

Las entidades del Gobierno Nacional y los gobiernos regionales, para las habilitaciones o anulaciones de las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios" y 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." por aplicación de los casos indicados desde el literal a) hasta el literal c) del presente numeral, requieren del informe previo favorable de la Dirección General de Presupuesto Público.

9.5. Los créditos presupuestarios destinados al pago de las cargas sociales no pueden ser destinados a otras finalidades, bajo responsabilidad.

9.6. Prohíbese, durante el Año Fiscal 2018, a los pliegos Ministerio de Defensa y Ministerio del Interior efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a la Partida de Gasto 2.3.1 3. Combustibles, Carburantes, Lubricantes y Afines con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen en la indicada partida entre unidades ejecutoras del mismo pliego.

Para el caso de los programas presupuestales, lo establecido en el presente numeral no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de actividad, a las que se refiere el numeral 80.1 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

9.7. Prohíbese, durante el Año Fiscal 2018, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1.6 (repuestos y accesorios), 2.3.1.11 (suministros para mantenimiento y reparación) y 2.3.2.4 (servicios de mantenimiento, acondicionamiento y reparaciones), con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

Para el caso de los programas presupuestales, lo establecido en el presente numeral no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de actividad, a las que se refiere el numeral 80.1 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Para el caso de los gobiernos locales, quedan exceptuados de lo dispuesto por el primer párrafo del presente numeral, únicamente, para habilitar la Partida de Gasto 2.4 Donaciones y Transferencias, de sus respectivos presupuestos institucionales. Los recursos de dicha partida de gasto habilitada deben ser transferidos financieramente por cada gobierno local a favor de sus Institutos Viales Provinciales (IVP), conforme a lo dispuesto en el acápite f.4 del literal f del numeral 15.1 del artículo 15 de la presente ley.

9.8. Prohíbese, durante el Año Fiscal 2018, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.2 2.1 (servicios de energía eléctrica, agua y gas) y 2.3.2 2.2 (servicios de telefonía e internet), con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

9.9. Prohíbese, durante el Año Fiscal 2018, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con el fin de habilitar la Partida de Gasto 2.6.3.1.1 1 Para Transporte Terrestre de sus presupuestos institucionales, salvo las habilitaciones que se realicen en la indicada partida entre unidades ejecutoras del mismo pliego con cargo a las anulaciones en la misma partida a nivel de pliego.

Asimismo prohíbese, durante el Año Fiscal 2018, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, efectuar modificaciones presupuestarias en el nivel funcional programático con el fin de habilitar la Partida de Gasto 2.3.2.7.1 Servicios de Consultorías, Asesorías y Similares Desarrollados Por Personas Jurídicas; 2.3.2.7.2: Servicios de Consultorías, Asesorías y Similares Desarrollados por Personas Naturales; y, 2.3.2.2.4: Servicio de Publicidad, Impresiones, Difusión e Imagen Institucional, con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales.

El Presidente del Consejo de Ministros, antes del 30 de marzo del 2018, expone ante la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, la ejecución presupuestal del Año Fiscal 2017 y el Presupuesto Institucional de Apertura del Año Fiscal 2018, de los pliegos del Gobierno Nacional correspondientes a las Partidas de Gasto 2.3.2.7.1: Servicios de Consultorías, Asesorías y Similares Desarrollados Por Personas Jurídicas; 2.3.2.7.2: Servicios de Consultorías, Asesorías y Similares Desarrollados por Personas Naturales; y, 2.3.2.2.4: Servicio de Publicidad, Impresiones, Difusión e Imagen Institucional.

Artículo 10. Medidas en materia de bienes y servicios

10.1. Durante el Año Fiscal 2018, los viajes al exterior de los servidores o funcionarios públicos y representantes del Estado con cargo a recursos públicos deben realizarse en categoría económica, pudiendo exceptuarse a los funcionarios señalados en el artículo 52 de la Ley 30057, Ley del Servicio Civil, siempre que el tiempo de viaje sea mayor a ocho (8) horas o cuando la estancia sea menor a cuarenta y ocho (48) horas.

La autorización para viajes al exterior de las personas señaladas en el párrafo precedente se aprueba conforme a lo establecido en la Ley 27619, Ley que regula la autorización de viajes al exterior de servidores y funcionarios públicos, y sus normas reglamentarias.

10.2. Establécese que el monto máximo por concepto de honorarios mensuales es el tope de ingresos señalado en el artículo 2 del Decreto de Urgencia 038-2006 para la contratación por locación de servicios que se celebre con personas naturales, de manera directa o indirecta, y para la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057, regulado por el Decreto Legislativo 1057 y modificatorias. Dicho monto máximo no es aplicable para la contratación de abogados y peritos independientes para la defensa del Estado en el exterior, así como para el personal contratado en el marco de la Ley 29806, Ley que regula la contratación de personal altamente calificado en el Sector Público y dicta otras disposiciones, y sus normas complementarias.

10.3. En ningún caso, el gasto mensual por servicios de telefonía móvil, servicio de comunicaciones personales (PCS) y servicio de canales múltiples de selección automática (troncalizado) puede exceder al monto resultante de la multiplicación del número de equipos por S/ 200,00 (DOSCIENTOS Y 00/100 SOLES). Considérase, dentro del referido monto, el costo por el alquiler del equipo, así como al valor agregado al servicio, según sea el caso.

La oficina general de administración de la entidad o la que haga sus veces, establece, mediante directiva, los montos que se cubren por equipo sujeto al gasto mensual antes señalado.

La diferencia de consumo en la facturación es abonada por el funcionario o servidor que tenga asignado el equipo conforme al procedimiento que se establezca en la mencionada directiva. No puede asignarse más de un equipo por persona. Al Presidente de la República, titulares de los poderes del Estado y ministros, no les son aplicables la restricción de gasto señalada en el primer párrafo del presente numeral.

10.4. Prohíbese la adquisición de vehículos automotores, salvo en los casos de pérdida total del vehículo, adquisiciones de ambulancias, vehículos de rescate y autobombas; vehículos destinados a las acciones de supervisión y fiscalización del servicio de transporte terrestre en la Red Vial Nacional; vehículos destinados a la supervisión del mantenimiento de carreteras en la Red Vial Nacional; vehículos destinados a la limpieza pública, seguridad ciudadana, seguridad interna y defensa nacional; vehículos destinados al servicio de alerta permanente y a la asistencia humanitaria ante desastres; vehículos para las nuevas entidades públicas creadas a partir del año 2015; vehículos destinados para las encuestas especializadas para el levantamiento de información estadística de Línea Base y evaluación del desempeño en el marco del Presupuesto por Resultados a cargo del Instituto Nacional de Estadística e Informática; vehículos para el desplazamiento de los fiscales del Ministerio Público que involucra el proceso de investigación fiscal, particularmente en lo que respecta al fortalecimiento en la aplicación del Nuevo Código Procesal Penal; vehículos para el patrullaje, vigilancia, monitoreo, supervisión y fiscalización del sector ambiental, en el marco del Decreto Legislativo 1013; vehículos para el cumplimiento de las funciones a nivel nacional de la Autoridad Nacional del Agua; y transporte de magistrados y auxiliares jurisdiccionales a los centros penitenciarios de acuerdo a la geografía de los Distritos Judiciales. Asimismo, están exentos de esta prohibición los casos de adquisiciones que se realicen para la consecución de las metas de los proyectos de inversión pública, y la renovación de los vehículos automotores que tengan una antigüedad igual o superior a diez (10) años.

Mediante decreto supremo refrendado por el Presidente del Consejo de Ministros y el ministro de Transportes y Comunicaciones se establecen los casos de excepción a las restricciones en el gasto establecidas en el primer párrafo del presente numeral, aplicables solo para el caso de emergencia y prevención de desastres.

Artículo 11. Medidas para el personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú

11.1. Dispónese que las altas del personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú, se efectúan en una única oportunidad al año y en el primer trimestre del año, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en las entidades respectivas.

Asimismo, las instituciones armadas y la Policía Nacional del Perú deben informar al Ministerio de Defensa y al Ministerio del Interior, respectivamente, en el mes de febrero, la cantidad de altas estimadas que se proyectan para el primer trimestre del siguiente año, a efectos de que dichos ministerios consideren la referida información para las fases de programación y formulación presupuestarias.

11.2. Precísase que el personal policial de la escuela de la Policía Nacional del Perú que no cuente con la condición de egresado y que haya sido incorporado al cuerpo de la Policía Nacional del Perú, percibirá, desde su incorporación en la Policía Nacional del Perú, únicamente, los ingresos que correspondan a dicho cargo, no pudiendo percibir el pago de propinas por su condición de cadetes o alumnos, según corresponda, en los Institutos de la Policía Nacional del Perú.

11.3. Asimismo, dispónese que, para efectuar el pago de los ingresos que corresponden a la situación de alta, se requiere que dicha plaza se encuentre registrada previamente en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público.

11.4. Los procesos para la situación de alta y de baja del personal militar y policial de las Fuerzas Armadas y de la Policía Nacional del Perú, se sujetan al presupuesto institucional del Ministerio de Defensa y del Ministerio del Interior, según corresponda. Para tal efecto, ambos ministerios emitirán, de resultar necesario, disposiciones internas a fin de adecuar los procesos antes mencionados, a lo dispuesto en la presente disposición.

11.5. El cumplimiento de lo dispuesto en el presente artículo se efectúa bajo responsabilidad del titular de la entidad.

11.6. Déjase en suspenso las disposiciones que se opongan a lo establecido en el presente artículo o limiten su aplicación.

Artículo 12. Medida en gastos de inversión

Con el propósito de asegurar la sostenibilidad de la ejecución de los proyectos de inversión, de los proyectos que no se encuentran bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de las inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, dispónese que las entidades del Gobierno Nacional, los gobiernos regionales y gobiernos locales, bajo responsabilidad del titular del pliego, pueden efectuar modificaciones presupuestarias en el nivel funcional programático, siempre que no impliquen la anulación de créditos presupuestarios en las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, que se encuentren en etapa de ejecución.

En el caso de las entidades del Gobierno Nacional y gobiernos regionales, los créditos presupuestarios materia de anulación deberán orientarse a financiar inversiones que contribuyan al cierre de brechas, de acuerdo a lo establecido en el Sistema Nacional de Programación Multianual y Gestión de Inversiones, y cuyo monto total de las inversiones a financiar con los créditos presupuestarios materia de anulación no exceda la suma que se ha obtenido por dicha modificación presupuestaria en el nivel funcional programático.

CAPÍTULO III

OTRAS DISPOSICIONES PARA EJECUCIÓN DEL GASTO PÚBLICO

Artículo 13. Proyectos de inversión pública con financiamiento del Gobierno Nacional

13.1. Autorízase, en el Año Fiscal 2018, a las entidades del Gobierno Nacional que cuenten con recursos públicos asignados en su presupuesto institucional para la ejecución en los gobiernos regionales o los gobiernos locales de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, por la fuente de financiamiento Recursos Ordinarios, para aprobar modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del Sector correspondiente, a propuesta de este último, previa suscripción de convenio. Lo señalado anteriormente y las transferencias de recursos que se efectúen en el marco del presente artículo sólo se autorizan hasta el 28 de marzo del año 2018, debiéndose emitir el decreto supremo correspondiente dentro del plazo establecido por el presente numeral. Las propuestas de decreto supremo correspondientes solo pueden ser presentadas al Ministerio de Economía y Finanzas, hasta el 15 de marzo de 2018. Vencido el plazo, de haber saldos antes del 30 de abril de 2018, el Presidente del Consejo de Ministros expone a la Comisión de Presupuesto y Cuenta General de la República los saldos de cada pliego.

Excepcionalmente, en el caso que el proyecto de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, sea ejecutado por empresas públicas, los recursos son transferidos financieramente, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, a propuesta de este último, en cualquier fuente de financiamiento, previa suscripción de convenio, los cuales se administran en las cuentas del tesoro público, conforme a lo que disponga la Dirección General de Endeudamiento y Tesoro Público.

Adicionalmente, de forma excepcional, en caso de que el proyecto de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación sea ejecutado por empresas del Estado bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (Fonafe), los recursos se transfieren financieramente, a través de decreto supremo refrendado por el ministro de Economía y Finanzas, en cualquier fuente de financiamiento, previa suscripción de convenio, los cuales se administran en las cuentas del tesoro público, conforme a lo que disponga la Dirección General de Endeudamiento y Tesoro Público, y pueden ser considerados aporte de capital del Estado, emitiéndose las acciones correspondientes en el marco de la Ley 27170, Ley del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado.

En el caso de los proyectos de inversión en saneamiento y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en saneamiento, que los gobiernos regionales o los gobiernos locales ejecuten en el ámbito de una empresa prestadora de servicios de saneamiento (EPS), los recursos previstos para su supervisión son transferidos por el Ministerio de Vivienda, Construcción y Saneamiento (MVCS) a esta última, conforme al mecanismo previsto en el segundo párrafo del presente numeral. La EPS debe supervisar la ejecución del proyecto de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, e informar trimestralmente al MVCS.

13.2. Previamente a la transferencia de recursos, los proyectos de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación deben contar con la conformidad de la Oficina de Programación Multianual de Inversiones del Sector, respecto a que el proyecto de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación cierren brechas y correspondan con los criterios de priorización del Sector, en el marco de la normatividad que regula la inversión. En el caso de los proyectos de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación que no cuenten con el estudio definitivo o expediente técnico, la transferencia de recursos se efectúa sólo para financiar esta finalidad, y sólo deben contar con la conformidad de la Oficina de Programación Multianual de Inversiones del sector, respecto del cierre de brechas y criterios de priorización del proyecto de inversión y/o las inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, en el marco de la normatividad que regula la inversión.

Aprobado el expediente técnico o documento equivalente, la entidad del Gobierno Nacional, previa evaluación de los citados documentos, está obligada a realizar la transferencia para la ejecución del proyecto de inversión pública en el marco de los convenios suscritos, hasta por el límite de los créditos presupuestarios autorizados a dicha entidad para el financiamiento de inversiones públicas en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, y sin demandar recursos adicionales al Tesoro Público.

13.3. El plazo previsto en el numeral 13.1 del presente artículo podrá ser prorrogado hasta el 31 de mayo de 2018 debiéndose emitir el decreto supremo correspondiente dentro del plazo antes indicado y presentar las propuestas de decreto supremo correspondientes al Ministerio de Economía y Finanzas hasta el 10 de mayo 2018; para aquellas transferencias que no se hayan podido realizar por las siguientes causales:

a) Retraso en la obtención de los permisos, certificaciones ambientales, licencias y saneamiento físico legal de los terrenos.
b) Expediente técnico en elaboración o pérdida de vigencia del mismo.
c) En los procesos de contratación: demoras en la selección para la ejecución de obra/supervisor de obra, o inicio de obras por época de lluvia.
d) Estudios de pre-inversión mal elaborados por incumplimiento de las normas técnicas del sector (proceso de revisión y posible reformulación).

Las entidades del Gobierno Nacional para la solicitud de transferencia de recursos con cargo a su presupuesto institucional en el marco de lo establecido en el presente numeral, deben remitir un informe al Ministerio de Economía y Finanzas y dar cuenta a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, respecto al cumplimiento de las causales antes señaladas, señalando las inversiones y montos involucrados. El titular de la entidad del Gobierno Nacional es responsable de la verificación del cumplimiento de las causales establecidas en el presente numeral.

La Dirección General de Presupuesto Público y la Dirección General de Inversión Pública aprobarán, de resultar necesario, disposiciones complementarias para la mejor aplicación del presente numeral.

13.4. Los créditos presupuestarios que estuvieron destinados al financiamiento de las transferencias que no pudieron efectuarse por las causales señaladas en el numeral precedente, deberán reorientarse a financiar inversiones que contribuyan al cierre de la misma brecha, de acuerdo a lo establecido en el Sistema Nacional de Programación Multianual y Gestión de Inversiones.

13.5. La Oficina de Programación Multianual de Inversiones (OPMI) de los Sectores es responsable de la verificación y seguimiento, lo que incluye el monitoreo físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución física de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, según corresponda, para lo cual realiza el monitoreo respectivo, lo que no comprende las acciones de supervisión a cargo de la unidad ejecutora de inversiones de los proyectos e inversiones antes mencionadas, así como las acciones que realiza la Contraloría General de la República en el marco de sus competencias.

Las unidades ejecutoras de inversiones o las entidades receptoras de las transferencias informan a la OPMI del sector que transfiere los recursos el avance físico y financiero de la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentran bajo el ámbito de dicho sistema nacional, según corresponda. En los proyectos de inversión en saneamiento y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en saneamiento debe remitirse copia de los informes de supervisión al Ministerio de Vivienda, Construcción y Saneamiento (MVCS), bajo responsabilidad.

13.6. Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del artículo 13 de la Ley 30518 y del presente artículo emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentran bajo el ámbito de dicho sistema nacional financiados, así como el alineamiento al cierre de brechas. Este informe se publica en los portales institucionales de dichas entidades hasta febrero de 2018 y febrero de 2019, según corresponda.

13.7. Las entidades del Gobierno Nacional que transfieren recursos a los gobiernos regionales o a los gobiernos locales para la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, en el marco del presente artículo, deben considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, los recursos necesarios que garanticen la continuidad de la ejecución de los proyectos e inversiones antes mencionadas, hasta su culminación.

13.8. Cada pliego presupuestario del Gobierno Nacional, que transfiere recursos en el marco de la presente disposición, es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia.

Artículo 14. Proyectos e inversiones financiados con recursos de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito

14.1. En el Año Fiscal 2018, los recursos públicos asignados en los presupuestos institucionales de las entidades del Gobierno Nacional, por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para financiar la ejecución o la transferencia para la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional en las entidades del Gobierno Nacional, los gobiernos regionales o los gobiernos locales, se transfieren bajo la modalidad de modificación presupuestaria en el nivel institucional, aprobada mediante decreto supremo refrendado por el ministro del sector correspondiente y el ministro de Economía y Finanzas, previa suscripción de convenio.

14.2. Previamente a la transferencia de recursos, los proyectos de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación deben contar con la conformidad de la Oficina de Programación Multianual de Inversiones del sector, respecto a que el proyecto de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación cierren brechas y correspondan con los criterios de priorización del sector, en el marco de la normatividad que regula la inversión. En el caso de los proyectos de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación que no cuenten con el estudio definitivo o expediente técnico, la transferencia de recursos se efectúa sólo para financiar esta finalidad, y sólo deben contar con la conformidad de la Oficina de Programación Multianual de Inversiones del sector, respecto del cierre de brechas y criterios de priorización del proyecto de inversión y/o las inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, en el marco de la normatividad que regula la inversión.

Aprobado el expediente técnico o documento equivalente, la entidad del Gobierno Nacional, previa evaluación de los citados documentos, está obligada a realizar la transferencia para la ejecución del proyecto de inversión pública en el marco de los convenios suscritos, hasta por el límite de los créditos presupuestarios autorizados a dicha entidad para el financiamiento de inversiones públicas en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, y sin demandar recursos adicionales al Tesoro Público.

14.3. El plazo previsto en el numeral 14.1 del presente artículo podrá ser prorrogado hasta el 31 de mayo de 2018 debiéndose emitir el decreto supremo correspondiente dentro del plazo antes indicado y presentar las propuestas de decreto supremo correspondientes al Ministerio de Economía y Finanzas hasta el 10 de mayo 2018; para aquellas transferencias que no se hayan podido realizar por las siguientes causales:

a) Retraso en la obtención de los permisos, certificaciones ambientales, licencias y saneamiento físico legal de los terrenos.
b) Expediente técnico en elaboración o pérdida de vigencia del mismo.
c) En los procesos de contratación: demoras en la selección para ejecución de obra/supervisor de obra, o inicio de obras por época de lluvia.
d) Estudios de pre-inversión mal elaborados por incumplimiento de las normas técnicas del sector (proceso de revisión y posible reformulación).

Las entidades del Gobierno Nacional para la solicitud de transferencia de recursos con cargo a su presupuesto institucional en el marco de lo establecido en el presente numeral, deben remitir un informe al Ministerio de Economía y Finanzas y dar cuenta a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, respecto al cumplimiento de las causales antes señaladas, señalando las inversiones y montos involucrados. El titular de la entidad del Gobierno Nacional es responsable de la verificación del cumplimiento de las causales establecidas en el presente numeral.

La Dirección General de Presupuesto Público y la Dirección General de Inversión Pública aprobarán, de resultar necesario, disposiciones complementarias para la mejor aplicación del presente numeral.

14.4. Los créditos presupuestarios que estuvieron destinados al financiamiento de las transferencias que no pudieron efectuarse por las causales señaladas en el numeral precedente, deberán reorientarse a financiar inversiones que contribuyan al cierre de la misma brecha, de acuerdo a lo establecido en el Sistema Nacional de Programación Multianual y Gestión de Inversiones.

14.5. La Oficina de Programación Multianual de Inversiones de los sectores es responsable de la verificación y seguimiento, lo que incluye el monitoreo físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución física de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema nacional, según corresponda, para lo cual realiza el monitoreo correspondiente, lo que no comprende las acciones de supervisión a cargo de la unidad ejecutora de inversiones de los proyectos e inversiones antes mencionadas, así como las acciones que realiza la Contraloría General de la República en el marco de sus competencias. En el citado convenio se establece, además, la responsabilidad por parte del titular del pliego receptor de las transferencias, respecto de la correcta utilización de los recursos transferidos, no siendo aplicable el artículo 26 de la Ley 28563, Ley General del Sistema Nacional de Endeudamiento.

Las unidades ejecutoras de inversiones o entidades receptoras de las transferencias informan a la OPMI del sector que transfiere los recursos el avance físico y financiero de la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema nacional, según corresponda.

14.6. Las modificaciones presupuestarias en el nivel institucional que se aprueben en el marco del presente artículo no pueden financiar el estudio definitivo o expediente técnico.

14.7. Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del presente artículo emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional financiados, así como el alineamiento al cierre de brechas. Este informe se remite a la Comisión de Presupuesto y Cuenta General del Congreso de la República y se publica en los portales institucionales de dichas entidades hasta febrero de 2019.

14.8. Lo dispuesto en el presente artículo se aplica a los recursos provenientes de las operaciones de endeudamiento determinadas por la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas, mediante resolución directoral.

14.9. Cada pliego presupuestario del Gobierno Nacional, que transfiere recursos en el marco de la presente disposición, es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia.

Artículo 15. Transferencias financieras permitidas entre entidades públicas durante el Año Fiscal 2018

15.1. Autorízase, en el presente Año Fiscal, la realización, de manera excepcional, de las siguientes transferencias financieras entre entidades, conforme se detalla a continuación:

a) Las referidas:

i. al Instituto Nacional de Defensa Civil (Indeci) para la atención de desastres.

ii. al Ministerio de Justicia y Derechos Humanos con cargo a los recursos que custodia y administra el Programa Nacional de Bienes Incautados (Pronabi).

iii. al Ministerio de Justicia y Derechos Humanos para la operatividad del Plan Integral de Reparaciones (PIR).

iv. al Ministerio de Trabajo y Promoción del Empleo para el Programa para la Generación de Empleo Social Inclusivo "Trabaja Perú".

v. al Ministerio de Vivienda, Construcción y Saneamiento para el Fondo MIVIVIENDA S.A., para las Empresas Prestadoras de Servicios de Saneamiento y para el Fondo de Inversión Agua Segura - FIAS.

vi. a la Comisión Nacional para el Desarrollo y Vida sin Drogas (Devida) en el marco de los Programas Presupuestales: "Programa de Desarrollo Alternativo Integral y Sostenible - PIRDAIS", "Prevención y Tratamiento del Consumo de Drogas" y "Gestión Integrada y Efectiva del Control de Oferta de Drogas en el Perú".

vii. al Ministerio de Salud para proteger, recuperar y mantener la salud de las personas y poblaciones afectadas por situaciones de epidemias y emergencias sanitarias que cumplan con los supuestos establecidos en el artículo 6 del Decreto Legislativo 1156, Decreto Legislativo que dicta medidas destinadas a garantizar el servicio público de salud en los casos en que exista un riesgo elevado o daño a la salud y la vida de las poblaciones.

viii. al Ministerio del Ambiente para el financiamiento de las acciones para el Fortalecimiento del Sistema Nacional de Gestión Ambiental, en el marco de lo dispuesto en la segunda disposición complementaria final de la Ley 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental.

ix. al Ministerio de Transportes y Comunicaciones a favor del Ministerio de Vivienda, Construcción y Saneamiento para las tasaciones a cargo de la Dirección de Construcción de la Dirección General de Políticas y Regulación en Construcción y Saneamiento de los predios afectados por la construcción, rehabilitación y mejoramiento de infraestructura de transportes.

x. al Seguro Integral de Salud (SIS) para el financiamiento del costo de las prestaciones de salud brindadas a los asegurados al SIS.

xi. al Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS), para las Empresas Prestadoras de Servicios de Saneamiento.

xii. al Ministerio Público para el financiamiento de las acciones para la implementación y fortalecimiento del Nuevo Código Procesal Penal a nivel nacional.

b) Las que se efectúen en aplicación de la Ley 29768, Ley de Mancomunidad Regional.

c) Las que realice el Ministerio de la Mujer y Poblaciones Vulnerables a favor de las Sociedades de Beneficencia Pública que se encuentran bajo su ámbito, como apoyo para el pago de remuneraciones y pensiones.

d) Las que se realicen para el cumplimiento de los compromisos pactados en los convenios de cooperación internacional reembolsables y no reembolsables, y las operaciones oficiales de crédito, celebrados en el marco de la normatividad vigente.

e) Las que se realicen para el financiamiento y cofinanciamiento de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, y el mantenimiento de carreteras y de infraestructura de saneamiento, entre los niveles de gobierno subnacional y de éstos al Gobierno Nacional, previa suscripción del convenio respectivo. Las transferencias de recursos que se efectúen en el marco del presente literal sólo se autorizan hasta el segundo trimestre del año 2018, debiéndose emitir el acuerdo de consejo regional o concejo municipal, según corresponda, dentro del plazo antes mencionado.

f) Las que efectúen los gobiernos locales para las acciones siguientes:

f.1 Las acciones que se realicen en el marco de programas sociales, conforme a las disposiciones legales vigentes para dichos programas.

f.2 Las acciones que se realicen en aplicación de la Ley 29029, Ley de la Mancomunidad Municipal, y modificatorias.

f.3 La prestación de los servicios públicos delegados a las municipalidades de centros poblados, según el artículo 133 de la Ley 27972, Ley Orgánica de Municipalidades.

f.4 La prestación de servicios y el mantenimiento de la infraestructura vial de su competencia, a cargo de sus organismos públicos.

f.5 Las que se realicen por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito, a favor del Ministerio del Interior, conforme al artículo 13 de la Ley 28750.

f.6 A favor de las entidades prestadoras de servicios de saneamiento (EPS), para financiar gastos de mantenimiento, equipamiento e infraestructura de saneamiento.

g) Las que realicen los gobiernos regionales y los gobiernos locales a favor de las empresas prestadoras de servicios de saneamiento (EPS) de sus respectivos ámbitos, para el financiamiento o cofinanciamiento de proyectos de inversión de saneamiento, proyectos que no se encuentran bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones de saneamiento, y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación de saneamiento, así como para la supervisión de los proyectos e inversiones antes mencionadas que los gobiernos regionales y gobiernos locales ejecuten en el ámbito de prestación de dicha EPS.

h) Las que realice la Autoridad Portuaria Nacional a los gobiernos regionales a favor de las autoridades portuarias regionales, en el marco de lo dispuesto por el literal a) del artículo 30 de la Ley 27943, Ley del Sistema Portuario Nacional.

i) Las que realice el Ministerio de la Mujer y Poblaciones Vulnerables a favor del Consejo Nacional para la Integración de la Persona con Discapacidad (Conadis), en el marco de lo dispuesto por el literal b) del artículo 68 de la Ley 29973, Ley General de la Persona con Discapacidad; así como las que efectúe en cumplimiento de lo dispuesto en la quinta disposición transitoria y complementaria de la Ley 26918, Ley de creación del Sistema Nacional para la Población en Riesgo.

15.2. Las transferencias financieras autorizadas en el numeral precedente se realizan, en el caso de las entidades del Gobierno Nacional, mediante resolución del titular del pliego, y en el caso de los gobiernos regionales y los gobiernos locales, mediante acuerdo de consejo regional o concejo municipal, respectivamente, requiriéndose en ambos casos, el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. La resolución del titular del pliego y el acuerdo del consejo regional se publican en el diario oficial El Peruano, y el acuerdo del concejo municipal se publica en su página web.

15.3. La entidad pública que transfiere, con excepción del literal f.5 del numeral 15.1 del presente artículo, es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales transfirieron los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Por el presente artículo queda suspendido el artículo 75 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Artículo 16. Montos para la determinación de los procedimientos de selección

La determinación de los procedimientos de selección para efectuar las licitaciones públicas, concursos públicos, adjudicaciones simplificadas y selección de consultores individuales en todas las entidades del Sector Público comprendidas en el artículo 3 de la Ley 30225, Ley de Contrataciones del Estado, se sujetan a los montos siguientes:

a) Contratación de obras, de acuerdo a lo siguiente:

- Licitación pública, si el valor referencial es igual o superior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada para ejecución de obras, si el valor referencial es inferior a S/ 1 800 000,00 (UN MILLON OCHOCIENTOS MIL Y 00/100 SOLES).

Cuando el monto del valor referencial de una obra pública sea igual o mayor a S/ 4 300 000,00 (CUATRO MILLONES TRESCIENTOS MIL Y 00/100 SOLES), el organismo ejecutor debe contratar, obligatoriamente, la supervisión y control de obras.

b) Contratación de bienes, de acuerdo a lo siguiente:

- Licitación pública, si el valor referencial es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor referencial es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).

c) Contratación de servicios, tales como prestaciones de empresas de servicios, compañías de seguros y contratos de arrendamientos, así como investigaciones, proyectos, estudios, diseños, supervisiones, inspecciones, gerencias, gestiones, auditorías, asesorías y peritajes, entre otros, de acuerdo a lo siguiente:

- Concurso público, si el valor referencial es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Adjudicación simplificada, si el valor referencial es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
- Contratación de consultores individuales, si el valor referencial es igual o inferior a S/ 40 000,00 (CUARENTA MIL Y 00/100 SOLES).

Artículo 17. Medidas en materia de evaluaciones independientes para el Año Fiscal 2018

17.1. Dispónese que la relación de intervenciones públicas dispuestas a la fecha para ser evaluadas, incluyendo las evaluaciones incluidas en el calendario de evaluaciones independientes correspondiente al año 2017, cuya evaluación haya quedado desfasada y/o no haya sido iniciada a la entrada de vigencia de la presente ley, sean revisadas por el Ministerio de Economía y Finanzas para evaluar su continuidad.

17.2. El calendario de evaluaciones independientes correspondiente al año 2018 es aprobado por la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas y publicado en la página web del Ministerio de Economía y Finanzas, en un plazo no mayor a los treinta (30) días calendario de la entrada en vigencia de la presente ley.

17.3. El cumplimiento de los compromisos suscritos en las matrices de compromisos de mejora de desempeño es una condición para la evaluación de la solicitud de recursos en la fase de formulación presupuestaria correspondiente al Presupuesto del Sector Público para el Año Fiscal 2019. Para el caso de solicitudes de mayores recursos que estén vinculadas a acciones sujetas a compromisos de mejora de desempeño, no pueden otorgarse de no presentar avance en el cumplimiento de compromisos.

Asimismo, aquellas solicitudes para la incorporación de créditos presupuestarios durante la fase de ejecución toman en cuenta el nivel de avance en el cumplimiento de los compromisos suscritos.

17.4. Durante el Año Fiscal 2018, las entidades responsables de las intervenciones públicas que han sido materia de las evaluaciones independientes en el marco del presupuesto por resultados tienen un plazo de hasta cinco (5) meses para definir y validar la matriz de compromisos de mejora de desempeño, contado a partir de la fecha que el Ministerio de Economía y Finanzas remite el informe final de dicha evaluación a la respectiva entidad responsable. Dicha matriz es suscrita por los titulares de los pliegos responsables de la intervención pública evaluada y el titular del pliego Ministerio de Economía y Finanzas o quienes estos deleguen para dicho fin.

Artículo 18. Medidas en materia del seguimiento de los indicadores de desempeño de los programas presupuestales

18.1. Dispónese que las entidades responsables de los programas presupuestales remiten al Instituto Nacional de Estadística e Informática (INEI), durante el primer trimestre del Año Fiscal 2018, las fichas técnicas de los indicadores de desempeño, conforme a las especificaciones de la Tabla 14 del Anexo 2: Contenidos Mínimos de un Programa Presupuestal, de la Directiva para los Programas Presupuestales en el marco del Presupuesto por Resultados, para el año fiscal correspondiente. Esta disposición involucra la remisión de las bases de datos y sintaxis de cálculo correspondientes, con cierre a diciembre del año 2017.

18.2. El cumplimiento de lo establecido en el numeral 18.1 del presente artículo es una condición para la evaluación de la solicitud de recursos adicionales en la fase de formulación y ejecución presupuestaria correspondiente al Presupuesto del Sector Público para el Año Fiscal 2019.

18.3. La Dirección General de Presupuesto Público (DGPP) del Ministerio de Economía y Finanzas (MEF) emite los lineamientos correspondientes que regirán lo dispuesto en el presente artículo.

Artículo 19. Recursos para el Fondo Especial para la Seguridad Ciudadana, FED y otros

Dispónese que en el Presupuesto del Sector Público para el Año Fiscal 2018, se han asignado recursos para lo siguiente:

a) En el presupuesto institucional del pliego Ministerio del Interior, hasta la suma de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de los fines del Fondo Especial para la Seguridad Ciudadana, creado por el Decreto de Urgencia 052-2011.

b) En el presupuesto institucional del pliego Ministerio de Desarrollo e Inclusión Social, hasta la suma de S/ 170 000 000,00 (CIENTO SETENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de los fines del Fondo de Estímulo al Desempeño y Logro de Resultados

Sociales (FED), creado por la octogésima cuarta disposición complementaria final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014.

c) En el presupuesto institucional del pliego Ministerio de Economía y Finanzas, hasta por la suma de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de los fines del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL), y hasta por la suma de S/ 800 000 000,00 (OCHOCIENTOS MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de los fines del Programa de Incentivos a la Mejora de la Gestión Municipal (PI).

La distribución de los recursos del PI se efectúa tomando en cuenta los criterios del Fondo de Compensación Municipal (Foncomun) y conforme a los lineamientos y metas de dicho Programa.

La transferencia de los recursos autorizados por el presente literal se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a solicitud de la Dirección General de Presupuesto Público para el caso del Programa de Incentivos a la Mejora de la Gestión Municipal (PI), y a solicitud de la Dirección General de Inversión Pública para el caso del Fondo de Promoción a la Inversión Pública Regional y Local (Foniprel), y se incorporan en los gobiernos regionales y gobiernos locales, según corresponda, en la fuente de financiamiento Recursos Determinados.

El Ministerio de Economía y Finanzas dentro del plazo de diez (10) días calendario contados a partir de la publicación de la presente ley, mediante decreto supremo, establece los procedimientos para el cumplimiento de metas y la asignación de recursos del Programa de Incentivos a la Mejora de la Gestión Municipal.

d) En el presupuesto institucional del pliego Ministerio de Agricultura y Riego, hasta la suma de S/ 300 000 000,00 (TRESCIENTOS MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, al financiamiento de los fines del Fondo Sierra Azul.

Los recursos a los que se refieren los literales b), c) y d) del presente artículo se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para los fondos mencionados en los referidos literales, en lo que les fuera aplicable.

CAPÍTULO IV

DISPOSICIONES ESPECIALES EN MATERIA DE SALUD

Artículo 20. Implementación del Decreto Legislativo 1153

20.1. Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 80 000 000,00 (OCHENTA MILLONES Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional, a favor de sus organismos públicos y los gobiernos regionales, para el pago de la asignación por cumplimiento de las metas institucionales, indicadores de desempeño y compromisos de mejora de los servicios en el marco de lo dispuesto en el artículo 15 del Decreto Legislativo 1153.

20.2. Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 216 000 000,00 (DOSCIENTOS DIECISEIS MILLONES Y 00/100 SOLES) con cargo a los recursos de su presupuesto institucional, a favor de sus organismos públicos y los gobiernos regionales, para el financiamiento y continuidad de las acciones de implementación en el marco del Decreto Legislativo 1153.

20.3. Para la aplicación de lo establecido en los numerales precedentes es requisito que las plazas se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas, y que cuenten con el respectivo financiamiento.

Asimismo, los organismos públicos del Ministerio de Salud y los gobiernos regionales para la aplicación de lo establecido en los numerales precedentes, quedan exonerados de lo establecido en el artículo 6 de la presente ley.

20.4. Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo a favor de los organismos públicos del Ministerio de Salud y los gobiernos regionales se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último.

20.5. Dispónese que, para efectos de la implementación de las acciones del Decreto Legislativo 1153, durante el Año Fiscal 2018, el Ministerio de Salud, sus organismos públicos y los gobiernos regionales quedan exonerados de lo establecido en el artículo 6 de la presente ley.

Artículo 21. Autorización al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales

Autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 80 000 000,00 (OCHENTA MILLONES Y 00/100 SOLES) con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, a favor de los gobiernos regionales, para la operación y mantenimiento de nuevos establecimientos de salud, que entraron en funcionamiento a partir del segundo semestre del año 2017.

Las modificaciones presupuestarias autorizadas en el presente numeral, se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta de este último.

Artículo 22. Programas presupuestales en materia de salud

Autorízase al Ministerio de Salud para efectuar modificaciones presupuestales en el nivel institucional, hasta por el monto de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), con cargo a su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de sus organismos públicos y de los Gobiernos Regionales para la reposición y adquisición de nuevo equipamiento biomédico en el marco de los programas presupuestales: Articulado Nutricional, Salud Materno Neonatal, Prevención y Control de la Tuberculosis y VIH/SIDA, Enfermedades Metaxénicas y Zoonosis, Enfermedades No Transmisibles, Prevención y Control del Cáncer, Control y Prevención en Salud Mental y Prevención y Manejo de Condiciones Secundarias de Salud en Personas con Discapacidad; así como la reposición y adquisición de nuevo equipamiento biomédico orientados a la atención del recién nacido con complicaciones y de recién nacidos que requieren de Unidad de Cuidados Intensivos Neonatales (UCIN) en el marco del programa presupuestal Salud Materno Neonatal.

Para efectos de lo establecido en el presente artículo, las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a solicitud de este último, a más tardar el 21 de marzo de 2018. Para la aprobación de las modificaciones presupuestarias autorizadas por el presente artículo, el Ministerio de Salud debe aprobar previamente un Plan de Equipamiento de los Establecimientos de Salud a Nivel Nacional coordinado con los Gobiernos regionales, y realizar la verificación del módulo patrimonial del Sistema Integrado de Gestión Administrativa (SIGA), para la reposición y cierre de brechas de equipamiento biomédico.

Artículo 23. Compra de productos farmacéuticos, dispositivos médicos y productos sanitarios a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (Cenares)

Facúltase, durante el Año Fiscal 2018, al Seguro Integral de Salud (SIS) para realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Salud, para que, a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (Cenares) de dicho ministerio, compre productos farmacéuticos, dispositivos médicos y productos sanitarios, en beneficio de los afiliados al SIS. En caso de financiar dichos insumos, el SIS deduce el costo de la referida compra de las transferencias de recursos que efectúe a los organismos públicos del Ministerio de Salud y a los gobiernos regionales a los que se les hubiere entregado dichos productos.

Para tal efecto, las modificaciones presupuestarias en el nivel institucional que se autorizan en el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Salud, a propuesta del SIS.

Artículo 24. Autorización al Ministerio de Salud para aprobar reajustes de valorizaciones

24.1. Autorízase al Ministerio de Salud para realizar reajustes en las valorizaciones que formen parte de la Compensación Económica que se otorga al personal de la salud en el marco del Decreto Legislativo 1153, Decreto Legislativo que regula la política integral de compensaciones y entregas económicas del personal de la salud al servicio del Estado.

24.2. Los reajustes a que se refiere el numeral precedente se implementan de modo progresivo a partir del 1 de enero de 2018, correspondiendo al primer tramo de dicha implementación la asignación de recursos de hasta S/ 700 000 000,00 (SETECIENTOS MILLONES Y 00/100 SOLES), la cual se distribuye de manera diferencial y está orientada a reducir brechas entre grupos ocupacionales y entre niveles de carrera del mismo grupo ocupacional.

24.3. Los reajustes a que se refiere el numeral precedente, así como la oportunidad y demás condiciones para su otorgamiento, se determinarán conforme a lo establecido en el numeral 9.4 del artículo 9 del Decreto Legislativo 1153, Decreto Legislativo que regula la política integral de compensaciones y entregas económicas del personal de la salud al servicio del Estado. Dichos reajustes no implican la creación de nuevas valorizaciones ni la supresión de las existentes.

24.4. Para efectos de lo regulado en el presente artículo, autorízase al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 700 000 000,00 (SETECIENTOS MILLONES Y 00/100 SOLES) con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, a favor de sus organismos públicos, de los gobiernos regionales y de las entidades comprendidas en el ámbito de aplicación del Decreto Legislativo 1153, de corresponder; para implementar los reajustes en las valorizaciones que forman parte de la Compensación Económica que se otorga al personal de la salud en el marco de dicho decreto legislativo.

Las modificaciones presupuestarias en el nivel institucional a las que hace referencia el párrafo precedente, se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y por el ministro de Salud, a propuesta de este último.

Para la aplicación de lo establecido en el presente artículo es requisito que las plazas se encuentren registradas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público a cargo de la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas.

24.5. Para efectos de implementar lo establecido en el presente artículo, exonérase al Ministerio de Salud, sus organismos públicos, los Gobiernos Regionales y a las entidades comprendidas en el ámbito de aplicación del Decreto Legislativo 1153, según corresponda, de lo establecido en el artículo 6 de la presente ley.

CAPÍTULO V

DISPOSICIONES ESPECIALES EN MATERIA DE EDUCACIÓN

Artículo 25. Compromisos de desempeño en materia de educación

Autorízase al pliego Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de los unidades ejecutoras de Educación de los gobiernos regionales hasta por la suma de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), para el financiamiento de las intervenciones de educación básica priorizadas para el ejercicio fiscal 2018 por el Ministerio de Educación, así como para el financiamiento de los bienes, servicios, equipamiento, acondicionamiento y mantenimiento de infraestructura de los Programas Presupuestales "Logros de Aprendizaje de Estudiantes de la Educación Básica Regular", "Incremento en el acceso de la población de 3 a 16 años a los servicios educativos públicos de la Educación Básica Regular", "Inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva" y "Mejora de la formación en carreras docentes en institutos de educación superior no universitaria", así como acciones centrales.

Dichos recursos serán transferidos previo cumplimiento de compromisos de desempeño durante el año escolar para la adecuada provisión de servicios educativos de calidad en el aula. Los compromisos, lineamientos y requisitos serán definidos mediante resolución ministerial del Ministerio de Educación y se encontrarán relacionados, entre otros, con las siguientes acciones:

a) Disposición oportuna de recursos asignados en el presupuesto y cumplimiento oportuno de procesos necesarios para el adecuado inicio del año escolar.
b) Agilizar procesos de gestión vinculados a la entrega de los servicios educativos durante el año escolar.
c) Generación de condiciones de enseñanza y aprendizaje de los servicios educativos.
d) Logros de aprendizaje de los estudiantes.

Los recursos a los que se refiere el presente artículo, en lo que corresponda, se autorizan hasta el 30 de junio del 2018, según cronograma y las disposiciones que establezca el Ministerio de Educación para tal fin. Para tal efecto, las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, debiéndose emitir el decreto supremo correspondiente dentro del plazo antes señalado. Asimismo, y sólo para los fines del presente artículo, exceptúase al Ministerio de Educación de lo establecido en el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

Artículo 26. Autorización al Ministerio de Educación para financiar acciones en los gobiernos regionales

26.1. Autorízase al Ministerio de Educación, con cargo a los recursos de su presupuesto institucional, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales hasta por el monto de S/ 1 600 000 000,00 (MIL SEISCIENTOS MILLONES Y 00/100 SOLES), para las siguientes finalidades:

a) El pago de la remuneración íntegra mensual de los profesores, así como las asignaciones temporales y demás derechos, beneficios y conceptos remunerativos correspondientes a los profesores en el marco de la Ley

29944, Ley de Reforma Magisterial; y el pago de la diferencia de jornada de los profesores que acceden a los cargos de las Areas de Gestión Pedagógica, de Gestión Institucional y de Formación Docente, respectivamente, establecidos en la Ley 29944, Ley de Reforma Magisterial.

b) El financiamiento del pago de encargaturas en el marco de la Ley 29944, Ley de Reforma Magisterial para los profesores que temporalmente asuman cargos de responsabilidad previstos en las Areas de Desempeño Laboral establecidas en el artículo 12 de la referida ley.

c) El pago de la asignación especial por prestar servicios en instituciones educativas en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) en el marco de lo dispuesto por la octava disposición complementaria, transitoria y final de la Ley 29944, el literal c) del artículo 2 de la Ley 30328, y los artículos 1 y 2 de la Ley 30202.

d) El pago de los derechos y beneficios correspondientes de los profesores contratados en el marco del Contrato de Servicio Docente al que se refiere la Ley 30328 y la normatividad complementaria.

e) El pago de los derechos y beneficios de los auxiliares de educación nombrados y contratados en el marco de la Ley 30493, Ley que regula la política remunerativa del Auxiliar de Educación en las instituciones educativas públicas, en el marco de la Ley 29944, Ley de Reforma Magisterial.

f) El pago de las pensiones bajo el régimen del Decreto Ley 20530 a favor de los profesores comprendidos dentro de la Carrera Pública Magisterial, en el marco de la Ley 29944, Ley de Reforma Magisterial, así como de la carrera pública del docente de Institutos y Escuelas de Educación Superior de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la carrera pública de sus docentes.

g) El pago de la entrega y bonificación económica correspondiente a los condecorados con las palmas magisteriales, en el marco de lo establecido en la tercera disposición complementaria final de la Ley 30328.

h) El financiamiento de las plazas creadas y validadas en el presente año fiscal así como para la sostenibilidad del financiamiento de las plazas creadas y validadas durante los tres (3) últimos años precedentes, para el ejercicio en las áreas de desempeño laboral establecidas en los literales a), b) y c) del artículo 12 de la Ley 29944, Ley de Reforma Magisterial, así como para los auxiliares de educación básica y para los docentes de institutos y escuelas de educación superior, a que se refieren los literales j) y k) del numeral 8.1 del artículo 8 de la presente ley, respectivamente.

i) El pago del incentivo por el ingreso de profesores a la Carrera Pública Magisterial.

j) El financiamiento progresivo de las remuneraciones, asignaciones y demás derechos y beneficios de los docentes nombrados y contratados, así como de los asistentes y auxiliares a los que se refiere la Ley 30512, Ley de institutos y escuelas de educación superior y de la carrera pública de sus docentes.

k) El fortalecimiento de la gestión administrativa e institucional en las Unidades de Gestión Educativa Local; la realización de los Juegos Deportivos Escolares Nacionales; y el fortalecimiento progresivo de las Escuelas Superiores de Formación Artística públicas.

26.2. Dispónese que las modificaciones presupuestarias en el nivel institucional para el financiamiento de las acciones referidas en el literal l) del numeral precedente, se regulan conforme al mecanismo dispuesto en los numerales 27.2 y 27.3 del artículo 27 de la presente ley y a las disposiciones que dicte el Ministerio de Educación para el efecto.

26.3 Autorízase al Ministerio de Educación con cargo a los recursos de su presupuesto institucional, para efectuar modificaciones presupuestarias en el nivel institucional a favor de las universidades públicas mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último, para el financiamiento del incremento de la remuneración de los docentes ordinarios de universidades públicas ocurrido en el año fiscal 2017 que no se encuentren considerados en el Decreto Supremo 103-2017-EF, así como para financiar las plazas de docentes ordinarios y de autoridades de universidades públicas, conforme a lo establecido en los literales a) y d) del numeral 8.1 del artículo 8 de la presente ley.

26.4. Autorízase al Ministerio de Educación, con cargo a su presupuesto institucional, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos locales focalizados hasta por la suma de S/ 2 000 000,00 (DOS MILLONES Y 00/100 SOLES), para financiar el traslado de los estudiantes y de las estudiantes a las instituciones educativas del nivel secundario del ámbito rural de la jurisdicción de los gobiernos locales focalizados.

26.5. Lo dispuesto en el presente artículo se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último.

26.6. Los recursos a los que se refiere el presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las condiciones o disposiciones que para tal efecto establece el Ministerio de Educación y a la normatividad de la materia.

26.7. Para la aplicación de lo establecido en el presente artículo, en los casos que corresponda, exonérase al Ministerio de Educación, a las universidades públicas y a los gobiernos regionales, de lo dispuesto por el artículo 6 de la presente Ley.

Artículo 27. Modificaciones Presupuestarias en el Nivel Institucional para financiamiento de intervenciones y acciones pedagógicas

27.1. Autorízase al Ministerio de Educación a efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales y gobiernos locales hasta por el monto de S/ 467 000 000,00 (CUATROCIENTOS SESENTA Y SIETE MILLONES Y 00/100 SOLES), en el marco del numeral 80.2 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, para el financiamiento de las intervenciones y acciones pedagógicas a cargo de los gobiernos regionales, las que se determinan mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último.

27.2. El financiamiento al que se hace referencia en el numeral precedente para el caso de los gobiernos regionales se efectúa progresivamente y en etapas hasta el tercer trimestre del Año Fiscal 2018. Cada transferencia se efectúa en base a los resultados de la ejecución de los recursos asignados en el presupuesto institucional de los gobiernos regionales y de la ejecución de la última transferencia efectuada para las mencionadas intervenciones, salvo la primera transferencia.

Para el caso de los gobiernos locales, el financiamiento al que se hace referencia en el numeral precedente se efectúa en una única oportunidad hasta el segundo trimestre del Año Fiscal 2018.

27.3. El Ministerio de Educación emite las condiciones o disposiciones complementarias que se deberán cumplir para la transferencia y ejecución de los recursos a que hace referencia el presente artículo, en el marco de la normatividad de la materia. Dichos recursos no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad.

27.4. El presente artículo entra en vigencia al día siguiente de la publicación de la presente ley.

Artículo 28. Mantenimiento de locales escolares, adquisición de útiles escolares y acondicionamiento de infraestructura para la atención de estudiantes con necesidades educativas especiales

28.1. Autorízase al Ministerio de Educación, durante el Año Fiscal 2018, a financiar lo siguiente, bajo el mecanismo previsto en el numeral 28.2 del presente artículo:

a) El Programa de Mantenimiento de la Infraestructura y Mobiliario de los Locales Escolares 2018, que incluye el mantenimiento preventivo y/o correctivo de locales escolares públicos, el mejoramiento de los servicios sanitarios, la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico y equipamiento menor, y el mantenimiento preventivo y/o correctivo de bicicletas en el marco de la Iniciativa Rutas Solidarias, hasta por la suma de S/ 378 201 130,00 (TRESCIENTOS SETENTA Y OCHO MILLONES DOSCIENTOS UN MIL CIENTO TREINTA Y 00/100 SOLES), los que consideran hasta la suma de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES), para el financiamiento de los gastos operativos del seguimiento de las actividades previstas en el citado programa, hasta S/ 3 500 000,00 (TRES MILLONES QUINIENTOS MIL Y 00/100 SOLES) para el mantenimiento de bicicletas entregadas para mejorar el acceso a las instituciones educativas y hasta S/ 51 500 000,00 (CINCUENTA Y UN MILLONES QUINIENTOS MIL Y 00/100 SOLES) para la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico, así como equipamiento menor, para primaria y secundaria.

b) El acondicionamiento de la infraestructura para la mejora de condiciones de accesibilidad, la adquisición de materiales pedagógicos y tecnológicos específicos para la atención de estudiantes con necesidades educativas especiales asociadas a discapacidad, lo que incluye la contratación de bienes y servicios necesarios para tal fin, en las Instituciones Educativas de Educación Básica y Técnico Productiva que atienden a estudiantes con necesidades educativas especiales asociadas a discapacidad, hasta por la suma de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES), que incluye el financiamiento de los gastos operativos del seguimiento y monitoreo de las referidas actividades.

28.2. Los montos para los fines señalados en el numeral 28.1 del presente artículo, serán desembolsados de manera directa, mediante el abono en una cuenta abierta en el Banco de la Nación, a nombre del director de la institución educativa pública, titular o encargado, bajo la modalidad de subvenciones.

28.3. El Ministerio de Educación, mediante resolución ministerial, en un plazo no mayor de treinta (30) días calendario, a partir de la vigencia del presente artículo, aprueba las disposiciones que resulten necesarias para la aplicación de lo establecido en el presente artículo, las cuales incluyen los mecanismos para la apertura de cuentas y de devolución ante la no utilización de los recursos y así como el plazo hasta el cual se ejecuta lo dispuesto en el numeral 28.1 del presente artículo.

28.4. El Ministerio de Educación, dentro del primer trimestre del 2019, elabora un informe sobre los resultados de las acciones desarrolladas y el seguimiento de los gastos efectuados en el marco de lo establecido en el presente artículo. Dicho informe se debe publicar en el portal institucional del Ministerio de Educación.

28.5. Lo establecido en el presente artículo entra en vigencia a partir del día siguiente de la publicación de la presente ley.

Artículo 29. Autorización al Ministerio de Educación para financiar acciones de las Universidades Públicas

29.1. Autorízase al Ministerio de Educación, durante el Año Fiscal 2018, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, para efectuar modificaciones presupuestarias en el nivel institucional a favor de las universidades públicas que se encuentren en proceso de constitución o hayan concluido con el proceso de adecuación del gobierno de la universidad pública al que se refiere el artículo 29 y la primera disposición complementaria transitoria de la Ley 30220, Ley Universitaria, y Ley 30597 hasta por el monto de S/ 140 000 000,00 (CIENTO CUARENTA MILLONES Y 00/100 SOLES), para las siguientes finalidades:

a) Cumplimiento de acciones asociadas a la mejora de calidad del servicio de educación superior universitaria en el marco de la primera disposición complementaria final Ley 30220, Ley Universitaria, previa suscripción de convenio con las universidades públicas seleccionadas, de acuerdo a los mecanismos y condiciones que apruebe mediante Resolución el Ministerio de Educación para el efecto.

b) La implementación de lo dispuesto en el artículo 86 de la Ley 30220, respecto de docentes ordinarios, conforme a lo establecido en los lineamientos para la implementación progresiva de la "Bonificación especial para el Docente Investigador" aprobados por Decreto Supremo 002-2017-MINEDU.

29.2. Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a solicitud de este último, previa aprobación de las condiciones o disposiciones que para tal efecto establece el Ministerio de Educación en el marco de lo establecido en la normatividad de la materia. Las modificaciones referidas en literal a) del numeral anterior se aprueban hasta el 31 de julio del presente año fiscal y aquellas del literal b) del numeral anterior se aprueban durante el primer cuatrimestre del presente año fiscal.

29.3. Para efecto de lo dispuesto en el literal b) del numeral 29.1 del presente artículo, exceptúese a las universidades públicas de lo dispuesto en el artículo 6 y el numeral 9.1 del artículo 9 de la presente ley.

Artículo 30. Incremento de remuneraciones y asignaciones

30.1. Exceptúese al Ministerio de Educación y a los gobiernos regionales, durante el Año Fiscal 2018, de lo establecido en el artículo 6 y en el numeral 9.1 del artículo 9 de la presente ley, según corresponda, para incrementar, por única vez, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación, a propuesta de este último, lo siguiente:

a) La jornada laboral hasta treinta (30) horas pedagógicas de los profesores nombrados y contratados de las instituciones educativas de Educación Básica Alternativa del Ciclo Avanzado, en el marco de la Ley 29944 y la Ley 30328. Para tales efectos, el Ministerio de Educación queda exceptuado de la aplicación del límite máximo de horas de incremento por año dispuesto en la décima octava disposición complementaria, transitoria y final de la Ley 29944, Ley de Reforma Magisterial, modificada por la Ley 30541.

b) Las propinas que reciben las Promotoras Educativas Comunitarias de los Programas no Escolarizados de Educación Inicial – PRONOEI de ciclo I y ciclo II. Ascenderán a S/ 500,00 (QUINIENTOS Y 00/100 SOLES) para el ámbito urbano y S/ 700,00 (SETECIENTOS Y 00/100) para el ámbito rural.

c) La remuneración de los auxiliares de educación nombrados y contratados en el marco de la Ley 30493, Ley que regula la política remunerativa del Auxiliar de Educación en las instituciones educativas públicas.

d) La remuneración de los docentes nombrados ubicados en la primera categoría de la carrera pública docente para Escuelas de Educación Superior de conformidad con las Leyes 30512 y 30541 y el Decreto Supremo 012-2017-MINEDU.

30.2. Los docentes nombrados del Instituto Pedagógico Nacional Monterrico recibirán una remuneración igual a la determinada en el literal d) del numeral precedente, quedando suprimido todo concepto remunerativo y no remunerativo que venían percibiendo.

Los docentes del Instituto Pedagógico Nacional Monterrico no podrán percibir como remuneración un monto mensual menor al que venían percibiendo antes de la entrada en vigencia de la presente ley; siendo que el diferencial que resulte será considerado como una compensación extraordinaria transitoria, la cual no tiene carácter remunerativo ni pensionable, no constituye base para el cálculo de otros beneficios, no está afecta a cargas sociales, y será percibida por el docente en tanto permanezca en el área de la docencia en la primera categoría de la carrera pública docente para Escuelas de Educación Superior.

30.3. Para efectos de lo dispuesto en el presente artículo, autorízase al Ministerio de Educación con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, a efectuar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales, las cuales se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Educación a solicitud de este último.

Artículo 31. Autorización para financiamiento de subvenciones para la implementación de propuestas de servicio educativo en el ámbito rural

Autorízase, excepcionalmente, al Ministerio de Educación, a otorgar subvenciones, hasta por el monto de S/ 40 000 000,00 (CUARENTA MILLONES Y 00/100 SOLES) a favor de entidades privadas sin fines de lucro e instituciones comprendidas en el Acuerdo Internacional aprobado por Decreto Ley 23211, en el marco de lo dispuesto en la Ley 28044, Ley General de Educación y su Reglamento aprobado por Decreto Supremo 011-2012-ED, para la implementación de propuestas de servicio educativo en instituciones educativas públicas, del nivel de educación primaria y secundaria, de la modalidad de educación básica regular, ubicadas en el ámbito rural y en instituciones educativas públicas que brindan servicio bajo la forma de atención diversificada denominada Secundaria con Residencia Estudiantil.

Dichas subvenciones se aprueban mediante resolución del titular del pliego Ministerio de Educación, previa suscripción de convenio, para lo cual se requiere el informe favorable de su oficina de presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio de Educación es responsable de evaluar la implementación de las propuestas de servicio educativo, del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos y asegurar la rendición de cuentas de los recursos financieros otorgados en la subvención.

El Ministerio de Educación, mediante resolución de su titular, establece los requisitos y disposiciones para el otorgamiento, ejecución y rendición de cuentas de los recursos financieros otorgados mediante subvenciones. Dichos recursos, bajo responsabilidad, deben ser destinados sólo a los fines para los cuales se autorizó su otorgamiento conforme al presente artículo.

La aplicación de lo establecido en el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Educación, sin demandar recursos adicionales al tesoro público.

Artículo 32. Autorización para modificaciones presupuestarias en el nivel funcional programático

Autorízase, excepcionalmente, durante el Año Fiscal 2018, al Ministerio de Educación a realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional, hasta por el monto de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), a fin de financiar la implementación de la Ley 29944, Ley de Reforma Magisterial y de la Ley 30512, Ley de Institutos y Escuelas de Educación Superior y de la carrera pública de sus docentes, quedando, sólo para este fin, exonerado del numeral 9.1 del artículo 9 de la presente ley, previo informe favorable de la Dirección General de Presupuesto Público, y del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Asimismo, el Ministerio de Educación queda exceptuado de lo dispuesto por el numeral 9.4 del artículo 9 de la presente ley, para la implementación en Lima Metropolitana de las acciones reguladas en el artículo 27 de la presente ley.

Artículo 33. Autorización para uso de canon, sobrecanon y regalías mineras de Universidades Públicas

33.1. Autorízase a las universidades públicas institucionalizadas, excepcionalmente durante el ejercicio fiscal 2018, a destinar hasta el 30% de los recursos provenientes del canon, sobrecanon y regalías mineras, así como de saldos de balance generados por dichos conceptos, para financiar acciones de mantenimiento referidos a infraestructura, equipamiento, reposición de equipos así como aquellos orientados a la implementación de los planes de adecuación para la obtención del licenciamiento Institucional. El setenta por ciento (70%) restante se ejecuta en el marco de lo establecido en la Ley 27506 y sus modificatorias.

33.2. Asimismo y solo para el Año Fiscal 2018, autorízase a las universidades públicas con comisiones organizadoras en el marco de la Ley 30220, Ley Universitaria, que cuentan con recursos provenientes del canon, sobrecanon y regalías mineras, así como de saldos de balance generados por dichos conceptos, para destinar hasta el setenta por ciento (70%) de dichos recursos a proyectos de inversión, así como hasta el treinta por ciento (30%) para financiar acciones de mantenimiento referidos a infraestructura, equipamiento, reposición de equipos así como aquellos orientados a la implementación de los planes de adecuación para la obtención del licenciamiento Institucional.

33.3. Excepcionalmente, durante el año 2018, autorízase a los Pliegos Universidad Nacional San Antonio Abad del Cusco, Universidad Nacional Jorge Basadre Grohmann, Universidad Nacional de San Agustín, Universidad Nacional de Cajamarca, Universidad Nacional Daniel Alcides Carrión, Universidad Nacional de Trujillo, Universidad Nacional del Santa, Universidad Nacional del Centro Del Perú, Universidad Nacional de Juliaca, Universidad Nacional Santiago Antúnez de Mayolo, Universidad Nacional de Ingeniería, Universidad Nacional de Moquegua, Universidad Nacional de Huancavelica y Universidad Nacional de San Cristobal de Huamanga, que cuentan con saldos de balance provenientes de las transferencias de canon efectuadas por los gobiernos regionales que se incorporaron en la fuente de financiamiento Donaciones y Transferencias, para destinar hasta el treinta por ciento (30%) de dichos recursos al financiamiento de acciones de mantenimiento referidos a infraestructura, equipamiento, reposición de equipos así como aquellos orientados a la implementación de los planes de adecuación para la obtención del licenciamiento Institucional. El setenta por ciento (70%) restante se ejecuta en el marco de lo establecido en la Ley 27506 y sus modificatorias.

Artículo 34. Participación en Eventos y Competencias Internacionales

Autorízase al Ministerio de Educación, para atender, con cargo a su presupuesto institucional, la ejecución de un plan para la participación en eventos y competencias internacionales para la medición de los aprendizajes, el cual se aprueba dentro de los treinta (30) días de iniciado el año fiscal mediante resolución ministerial. El mencionado plan debe establecer los eventos, la condición y cantidad de participantes a los que se financiará pasajes y/o viáticos, según corresponda.

Artículo 35. Medidas extraordinarias para continuidad del Servicio Educativo

Autorízase, por excepción y durante el Año Fiscal 2018, al Ministerio de Educación a financiar y/o contratar, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al tesoro público, los bienes y servicios, que incluye la contratación de servicios y personal para la prestación temporal del servicio educativo; así como, la ejecución de todas las acciones que resulten necesarias, destinadas a garantizar la continuidad del servicio educativo en las regiones que, por razones de idoneidad y oportunidad, o de fuerza mayor, no puedan asegurar la normal prestación de dicho servicio.

Para dicho efecto el Ministerio de Educación aprueba mediante resolución las normas complementarias que resulten necesarias para la implementación de la presente disposición.

DISPOSICIONES COMPLEMENTARIAS

DISPOSICIONES COMPLEMENTARIAS FINALES

PRIMERA. Establécese como límite para que el Banco Central de Reserva del Perú (BCRP) requiera autorización por ley para efectuar operaciones y celebrar convenios de crédito para cubrir desequilibrios transitorios en la posición de las reservas internacionales, cuando el monto de tales operaciones y convenios supere una suma equivalente a diez veces el valor de la cuota del Perú en el Fondo Monetario Internacional (FMI), de conformidad con el artículo 85 de la Constitución Política del Perú.

SEGUNDA. Los créditos presupuestarios correspondientes a las competencias y funciones transferidas en el año 2017 en el marco del proceso de descentralización, y que no hayan sido consideradas en la fase de programación y formulación del Presupuesto del Sector Público para el Año Fiscal 2018 en el pliego correspondiente, se transfieren durante el presente Año Fiscal, con cargo al presupuesto del pliego que ha transferido la competencia, conforme a lo establecido en la quinta disposición transitoria de la Ley 27783, Ley de Bases de la Descentralización. Dichas transferencias se realizan en enero del año 2018 a propuesta del pliego respectivo y detallan el monto que corresponde a cada pliego a ser habilitado. La propuesta antes mencionada se remite al Ministerio de Economía y Finanzas para los fines respectivos.

TERCERA. Dispónese que los recursos destinados, al financiamiento de los fines del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL), a los que hace referencia el literal c) del artículo 19 de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017, que a la fecha de entrada en vigencia de la presente disposición, no hayan sido ejecutados conforme a dicho artículo, sean depositados por la Dirección General de Endeudamiento y Tesoro Público (DGETP) en el Año Fiscal 2017, en la cuenta del FONIPREL, a solicitud de la Secretaría Técnica de dicho Fondo; quedando dichos recursos exceptuados del literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería. La incorporación de dichos recursos en los años respectivos se sujeta a lo establecido en el artículo 1 del Decreto de Urgencia 030-2008 y en la Ley 29125, Ley que establece la implementación y el funcionamiento del Fondo de Promoción a la Inversión Pública Regional y Local (FONIPREL).

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

CUARTA. Autorízase, de manera excepcional, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los recursos a los que se refiere el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, y a los saldos disponibles según proyección al cierre del Año Fiscal 2017 del Presupuesto del Sector Público, hasta por la suma de S/ 1 329 509 932,00 (MIL TRESCIENTOS VEINTINUEVE MILLONES QUINIENTOS NUEVE MIL NOVECIENTOS TREINTA Y DOS Y 00/100 SOLES), dicha suma no se encuentra comprendida dentro del límite del monto a que se refiere el numeral 64.2 del artículo 64 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Las modificaciones presupuestarias en el nivel institucional autorizadas en el párrafo precedente, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando, de ser necesario, el procedimiento establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Dichos recursos se incorporan en los presupuestos de los mencionados pliegos en la fuente de financiamiento Recursos Ordinarios. Luego de que se incorporen los referidos recursos, y hasta el 30 de diciembre de 2017, los pliegos Ministerio de Defensa y Ministerio del Interior, mediante resolución de su titular, que se publica en el diario oficial El Peruano, deben autorizar una transferencia financiera, por el monto total de los recursos que les han sido transferidos en virtud de lo establecido en la presente disposición, a favor de la Caja de Pensiones Militar Policial (CPMP), para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

QUINTA. Dispónese que para el Año Fiscal 2018, los Documentos Cancelatorios - Tesoro Público emitidos al amparo de la Ley 29266, Ley que autoriza la emisión de Documentos Cancelatorios - Tesoro Público para el pago del impuesto general a las ventas y del impuesto a la renta generado por contrataciones del pliego Ministerio de Defensa, son financiados con cargo a los recursos de la Reserva de Contingencia hasta por la suma de S/ 54 000 000,00 (CINCUENTA Y CUATRO MILLONES Y 00/100 SOLES), los cuales, para efectos de lo establecido en la presente disposición, se transfieren al pliego Ministerio de Defensa mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros, hasta por el monto que sea requerido en dicho periodo, sin exceder el límite establecido en el artículo 3 de la Ley 29266, y se incorporan en el presupuesto institucional del mencionado pliego en la fuente de financiamiento Recursos Ordinarios.

SEXTA. Autorízase, excepcionalmente, la realización de transferencias de recursos de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, a favor del pliego Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de otorgar financiamiento y cofinanciamiento del complemento remunerativo a cargo de dicha entidad, para la asignación de los gerentes públicos de acuerdo con la normatividad de la materia.

Asimismo, autorízase a SERVIR, durante el Año Fiscal 2018, para pagar el total de la remuneración de los gerentes públicos asignados a entidades públicas, lo que comprende las entidades públicas, programas y proyectos nuevos o de reciente creación que no cuenten con plazas presupuestadas, las que para efectos de la presente disposición son las creadas a partir del año 2011.

Para el financiamiento de la remuneración a la que se refiere el párrafo precedente, autorízase de manera excepcional a las entidades receptoras de gerentes públicos para efectuar transferencias de recursos a favor de SERVIR, de los recursos destinados a la contratación bajo el Régimen Laboral Especial del Decreto Legislativo 1057 de profesionales para los cargos que sean cubiertos con gerentes públicos. El pago del complemento remunerativo a cargo de SERVIR, en los casos que dicho complemento resulte necesario, se financia con cargo al presupuesto institucional del pliego SERVIR, sin demandar recursos adicionales al tesoro público.

Las transferencias de recursos a las que se refieren los párrafos precedentes se efectúan en el caso de las entidades del Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector habilitador, a propuesta de este último; en el caso de los gobiernos regionales, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta del gobierno regional; y, en el caso de los gobiernos locales, los

recursos se transfieren a través de transferencias financieras que se aprueban mediante acuerdo de concejo municipal, requiriéndose el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad.

Únicamente para la aplicación de la presente disposición, se exonera a las entidades receptoras de gerentes públicos de las restricciones señaladas en el numeral 80.2 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. El pliego SERVIR, únicamente para la aplicación de la presente disposición, queda exonerado de lo establecido en el numeral 9.1 del artículo 9 de la presente ley.

SÉTIMA. Prorrógase, hasta el 31 de diciembre de 2018 o hasta que se implemente el régimen de la Ley del Servicio Civil regulado por la Ley 30057 en el Ministerio de Defensa y en el Ministerio del Interior, según corresponda, la vigencia del Decreto de Urgencia 040-2011, e inclúyase dentro de los alcances de la citada norma al personal civil administrativo en actividad que presta servicios en el pliego Superintendencia Nacional de Migraciones comprendido en el régimen laboral del Decreto Legislativo 276, solo hasta que se implemente en dicha entidad el régimen de la Ley del Servicio Civil regulado por la Ley 30057. El concepto al que se refiere el Decreto de Urgencia 040-2011 y cuyo alcance se amplía mediante la presente disposición, se abona mensualmente y no tiene carácter ni naturaleza remunerativa ni pensionable y no se encuentra afecta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de la Compensación por Tiempo de Servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas; cualquier acto administrativo que disponga lo contrario será nulo de pleno derecho.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Defensa, del Ministerio del Interior, y de la Superintendencia Nacional de Migraciones según corresponda.

OCTAVA. Suspéndese durante el Año Fiscal 2018, la transferencia de recursos a los gobiernos locales provinciales, prevista en el Decreto Supremo 010-2011-MIMDES respecto del servicio Wawa Wasi, encargándose al Programa Nacional Cuna Más, en el marco de lo estipulado en el Decreto Supremo 003-2012-MIDIS, la ejecución de tales servicios a nivel nacional durante el Año Fiscal 2018.

NOVENA. Autorízase, durante el año fiscal 2018, a los gobiernos regionales y gobiernos locales que reciben recursos de pliegos del Gobierno Nacional, en el marco de lo establecido en los artículos 13 y 14 de la presente ley, a convocar procedimientos de selección en el caso de ejecuciones contractuales que superen el año fiscal, a otorgar de forma previa a la convocatoria del procedimiento de selección, una constancia respecto a la previsión de recursos correspondientes al valor referencial de dicha convocatoria. La citada constancia debe señalar el monto de los recursos previstos en el convenio que se menciona en los citados artículos 13 y 14 de la presente ley, el cual debe estar suscrito en el presente año fiscal; asimismo, debe señalar las metas previstas y la fuente de financiamiento con cargo a la cual se atenderá su financiamiento.

Previo a otorgar la buena pro, se debe contar con la certificación de crédito presupuestario emitida por la oficina de presupuesto o la que haga sus veces, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en el año fiscal en que se ejecutará el contrato, bajo responsabilidad del Titular de la Entidad. Para tal efecto, el comité de selección o la oficina a cargo del procedimiento de selección, según corresponda, antes de otorgar la buena pro, debe solicitar a la oficina de presupuesto de la entidad o a la que haga sus veces, la referida certificación.

La entidad del Gobierno Nacional que transfiere los recursos debe considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, los recursos necesarios que garanticen la continuidad de la ejecución de los proyectos e inversiones que se financian en el marco de los artículos 13 y 14 de la presente ley, hasta su culminación.

La Dirección General de Presupuesto Público emitirá, de resultar necesario, disposiciones complementarias para la mejor aplicación de la presente norma.

DÉCIMA. Autorízase al Ministerio del Interior, durante el Año Fiscal 2018, para continuar otorgando la entrega económica por servicios extraordinarios al personal policial que encontrándose de vacaciones, permiso o franco preste servicios de manera voluntaria en las entidades del sector público y/o del sector privado, previa celebración de convenio, en el marco de lo dispuesto en la sexta disposición complementaria final del Decreto Legislativo 1267, Ley de la Policía Nacional del Perú, y conforme a lo establecido en el Decreto Supremo 152-2017-EF.

Para tal efecto, el Ministerio del Interior queda exonerado de las restricciones establecidas en el artículo 6 de la presente ley.

UNDÉCIMA. Autorízase, durante el Año Fiscal 2018, a las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, a efectuar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, Recursos Determinados en el rubro canon y sobrecanon, regalías, rentas de aduanas y participaciones, y Recursos Directamente Recaudados, a fin de financiar la atención oportuna e inmediata y/o la rehabilitación en las zonas afectadas por desastres de los niveles 4 y 5 a los que se refiere el artículo 43 del Reglamento de la Ley 29664, Ley que crea el Sistema Nacional de Gestión del Riesgo de Desastres (SINAGERD) aprobado por Decreto Supremo 048-2011-PCM, así como reducir los probables daños que pueda generar el inminente impacto de un fenómeno natural o antrópico, y que cuenten con declaratoria de estado de emergencia por desastre o peligro inminente por la autoridad competente.

Para tal fin, las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales quedan exonerados de lo establecido en el literal c) del numeral 41.1 del artículo 41 y en el numeral 80.1 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. En el caso de las entidades del Gobierno Nacional y los gobiernos regionales, el uso de los recursos de los programas presupuestales en el marco de la excepción al numeral 80.1 antes mencionado, se efectuará hasta el diez por ciento (10%) del Presupuesto Institucional de Apertura (PIA) correspondiente a los programas presupuestales del pliego respectivo, sin perjuicio del cumplimiento de las metas físicas de las actividades de prevención programadas ante la ocurrencia de desastres, siempre y cuando la zona afectada se encuentre declarada en emergencia por desastre o peligro inminente por la autoridad competente.

Las modificaciones presupuestarias se efectúan en el marco de las tipologías de actividades de emergencia aprobadas en el Decreto Supremo 132-2017-EF, y del Programa Presupuestal 068 Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres, según corresponda.

Las acciones que se ejecutan con cargo a los recursos autorizados en el presente artículo se sujetan al sistema nacional de control.

Dentro de los diez (10) días calendario siguientes de terminado cada semestre del 2018, las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales deben remitir al Instituto Nacional de Defensa Civil (INDECI) un informe sobre las acciones realizadas en el marco de la presente disposición. Teniendo en cuenta estos informes, el INDECI elabora un informe consolidado que contenga los resultados obtenidos por la aplicación de esta disposición, el mismo que debe publicar en su portal institucional.

DUODÉCIMA. Dispónese que para efectos de la implementación del Régimen de la Ley del Servicio Civil, lo establecido en los artículos 6 y 8 y en los numerales 9.1 y 9.4 del artículo 9 de la presente ley no es aplicable a las entidades que cuenten con el Cuadro de Puestos de la Entidad (CPE) aprobado; y que lo establecido en el segundo

párrafo de la cuarta disposición complementaria transitoria de la Ley 30057, Ley del Servicio Civil, no incluye a los planes de seguros médicos familiares u otros de naturaleza análoga, que estén percibiendo los trabajadores bajo los regímenes de los Decretos Legislativos 276, 728 y 1057.

Para la aplicación de la exoneración al numeral 9.1 del artículo 9 a que se refiere la presente disposición, se requiere el informe previo favorable de la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas.

DÉCIMA TERCERA. Dispónese, durante el Año Fiscal 2018, que las acciones de provisión de alimentos, vestimenta y condiciones de trabajo, a que se refiere la Décima Disposición Complementaria Final del Decreto Legislativo 1132, se encuentran a cargo también del pliego Despacho Presidencial.

DÉCIMA CUARTA. Los gobiernos locales y gobiernos regionales están obligados para utilizar hasta el 0,5% de su presupuesto institucional a favor de la realización de obras, mantenimiento, reparación o adecuación destinadas a mejorar o proveer de accesibilidad a la infraestructura urbana de las ciudades incluyendo el acceso a los palacios y demás sedes municipales y regionales que están al servicio de todos los ciudadanos y prioritariamente a los que presenten algún tipo de discapacidad.

Asimismo, los gobiernos locales y gobiernos regionales están obligados para utilizar hasta el 0,5% de su presupuesto institucional para financiar los gastos operativos, planes, programas y servicios que por ley deben realizar las Oficinas Municipales de Atención a la Persona con Discapacidad (OMAPEDS) y las Oficinas Regionales de Atención a la Persona con Discapacidad (OREDIS) a favor de la población con discapacidad de su jurisdicción.

Los gobiernos regionales y gobiernos locales informan anualmente, por escrito, a la Comisión de Inclusión Social y Personas con Discapacidad del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del titular del pliego, gerente general y gerente municipal respectivamente. Una copia de dicho informe se remite al Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS).

DÉCIMA QUINTA. Los gobiernos locales están obligados para utilizar hasta el 0,5% de su presupuesto institucional para financiar los gastos operativos, planes, programas y servicios que por ley deben realizar los Centros Integrales de Atención al Adulto Mayor (CIAM) a favor de las personas adultas mayores de su jurisdicción.

Los gobiernos locales informan anualmente, por escrito, a la Comisión de Mujer y Familia del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del titular del pliego y gerente municipal. Una copia de dicho informe se remite a la Dirección de Personas Adultas Mayores de la Dirección General de la Familia y la Comunidad del Ministerio de la Mujer y Poblaciones Vulnerables.

DÉCIMA SEXTA. Para garantizar, en el Año 2018, la continuidad de los proyectos de inversión, proyectos que no se encuentran bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, a cargo de los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, autorízase al Poder Ejecutivo para incorporar en dichas entidades, los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios, comprometidos y no devengados al 31 de diciembre de 2017, para ejecutar dichas intervenciones. Excepcionalmente, se considerará créditos presupuestarios de la misma fuente de financiamiento, correspondientes a procedimientos de selección cuyo consentimiento de la buena pro se haya registrado en el Sistema Electrónico de Contrataciones del Estado (SEACE) al 31 de diciembre de 2017, de conformidad con lo dispuesto en la normativa de contrataciones del Estado.

Para efectos de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el literal a) del artículo 18 y en literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276 Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 31 de marzo de 2018, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, y para el caso de los gobiernos regionales y gobiernos locales solo con el refrendo del ministro de Economía y Finanzas.

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2018 por parte del respectivo pliego, para el mismo proyecto de inversión, proyectos que no se encuentran bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, según corresponda.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

DÉCIMA SÉTIMA. Autorízase al pliego Ministerio de Cultura, durante el Año Fiscal 2018, para incorporar y utilizar los saldos de balance del Año Fiscal 2017 provenientes del Programa Qhapaq Ñan, a que se refiere el artículo 1 del Decreto Supremo 006-2013-MC, hasta por el monto de S/ 25 000 000,00 (VEINTICINCO MILLONES Y 00/100 SOLES), para financiar prioritariamente acciones de conservación y protección del patrimonio arqueológico, histórico, material e inmaterial, y museos; así como, fomento al acceso a bienes y servicios culturales y al desarrollo de los pueblos indígenas u originarios y la población afroperuana, en el ámbito de las competencias de la Ley 29565, Ley de creación del Ministerio de Cultura.

El Ministerio de Cultura remite semestralmente, a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República un informe sobre el uso de los recursos autorizados en la presente disposición.

DÉCIMA OCTAVA. Autorízase a las entidades del Gobierno Nacional, para que en el marco de sus competencias compartidas con los gobiernos regionales y gobiernos locales, puedan pagar los viáticos y pasajes de los funcionarios y servidores contratados bajo el régimen del Decreto Legislativo 276 y Decreto Legislativo 728, el personal contratado bajo el régimen laboral especial del Decreto Legislativo 1057, así como al personal que se encuentre bajo el régimen de la Ley del Servicio Civil regulado por la Ley 30057, de los gobiernos regionales y/o gobiernos locales, con el fin de brindar apoyo técnico en la implementación de las políticas nacionales y sectoriales y evaluar el cumplimiento de las funciones descentralizadas.

Asimismo, autorízase al Ministerio de Educación y a los gobiernos regionales, con cargo a su presupuesto institucional, a financiar el pago de pasajes y viáticos de los participantes en los concursos, eventos y actividades de formación y capacitación que el Sector Educación organice, ejecute, según corresponda, los mismos que deberán ser autorizados mediante resolución del Ministerio de Educación que establezca los eventos a realizarse durante el 2018, así como la condición y cantidad de participantes por cada evento.

Los viáticos que se otorguen en el marco de lo establecido en la presente disposición se sujetan a los montos aprobados para los viáticos por viajes a nivel nacional en comisiones de servicios mediante Decreto Supremo 007-2013-EF.

DÉCIMA NOVENA. Autorízase a las entidades del Gobierno Nacional, durante el Año Fiscal 2018, la realización, de manera excepcional, de transferencias financieras para cubrir los costos realizados por las entidades públicas con las

cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en el Texto Único Ordenado de la Ley 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo 006-2017-JUS, para los procesos de formación, capacitación, innovación y evaluación en materia educativa, para la asistencia técnica y el monitoreo de la ejecución de proyectos de inversión vinculados a materia educativa, y de capacitación en competencias básicas y transversales para el empleo.

Las transferencias financieras autorizadas en el párrafo precedente se aprueban mediante resolución del titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad del Gobierno Nacional que transfiere los recursos. La resolución del titular del pliego se publica en el diario oficial El Peruano.

La entidad del Gobierno Nacional es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales les fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

VIGÉSIMA. Exceptúase al Organismo Supervisor de Inversión Privada en Telecomunicaciones (OSIPTEL), al Organismo Supervisor de las Contrataciones del Estado (OSCE), al Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (INDECOPI), a la Superintendencia Nacional de Servicios de Saneamiento (SUNASS), al Organismo Supervisor de la Inversión en Infraestructura en Transporte de Uso Público (OSITRAN), al Fondo de Inversión en Telecomunicaciones (FITEL) y a la Agencia de Promoción de la Inversión Privada (PROINVERSIÓN), para el Año Fiscal 2018, de lo establecido por el artículo 73 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

VIGÉSIMA PRIMERA. Autorízase para realizar modificaciones presupuestarias a nivel institucional en favor del Registro Nacional de Identificación y Estado Civil (RENIEC), hasta por el monto de S/ 22 000 000,00 (VEINTIDOS MILLONES Y 00/100 SOLES), con cargo a los recursos a los que hace referencia el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, en el marco del Programa Presupuestal 079: Acceso de la Población a la Identidad a cargo del RENIEC, previo cumplimiento de las acciones que debe efectuar el RENIEC, las que se establecen mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social. Dichas modificaciones presupuestarias se autorizan hasta el primer trimestre del Año Fiscal 2018, debiéndose emitir el Decreto Supremo correspondiente dentro del plazo antes mencionado.

Para ello, el Ministerio de Desarrollo e Inclusión Social, sobre la información remitida por el RENIEC, debe enviar un informe al Ministerio de Economía y Finanzas en el que se validen las acciones realizadas por el RENIEC en el marco de lo establecido en la presente disposición y el monto correspondiente a ser transferido.

Mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que debe realizar el RENIEC en el marco de la presente disposición.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

VIGÉSIMA SEGUNDA. Autorízase, durante el Año Fiscal 2018, al Ministerio de Economía y Finanzas para realizar los aportes que se requieran para los fines de implementación y cumplimiento de las actividades relacionadas con la participación y acceso del Perú a la Organización para la Cooperación y el Desarrollo Económico (OCDE), incluida la participación del Perú en el Programa Regional para América Latina y el Caribe, hasta por el límite de € 600 000,00 euros siendo que dicho monto podría ser incrementado hasta por el monto de € 6 500 000,00 euros en caso el Perú fuera admitido en dicha organización.

Asimismo, autorízase, durante el Año Fiscal 2018, a las entidades del Gobierno Nacional para realizar aportes de similar naturaleza a los señalados en el párrafo precedente, para lo cual deben contar previamente con la opinión favorable del Ministerio de Economía y Finanzas, a través de la Dirección General de Asuntos de Economía Internacional, Competencia y Productividad.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al tesoro público.

VIGÉSIMA TERCERA. Autorízase, en el Año Fiscal 2018, al pliego Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) para aprobar transferencias financieras, en aplicación de lo dispuesto por el numeral 3.2 del artículo 3 del Decreto Legislativo 1183, que aprueba la Ley que establece las competencias para la implementación y gestión de los Centros de Atención en Frontera, a favor del pliego Ministerio de Relaciones Exteriores para el financiamiento de los proyectos de inversión para la implementación de los Centros de Atención en Frontera.

Los términos y condiciones de la transferencia financiera se establecen en los convenios que para el efecto suscriban el Ministerio de Relaciones Exteriores y la SUNAT.

Dicha transferencia financiera se realiza mediante resolución del titular del pliego SUNAT, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos transferidos se incorporan en el presupuesto institucional del pliego Ministerio de Relaciones Exteriores, conforme a lo establecido en el artículo 42 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional del pliego SUNAT, sin demandar recursos adicionales al tesoro público.

VIGÉSIMA CUARTA. En el marco de lo dispuesto en el primer párrafo de la trigésima novena disposición complementaria final de la Ley 30372, durante el Año Fiscal 2018, autorízase al Ministerio de Desarrollo e Inclusión Social (MIDIS) para realizar modificaciones presupuestarias en el nivel institucional hasta por la suma de S/ 36 000 000,00 (TREINTA Y SEIS MILLONES Y 00/100 SOLES), a favor de las entidades del Gobierno Nacional y gobiernos regionales para financiar la Estrategia de Acción Social con Sostenibilidad - EASS, la cual incluye la operación y mantenimiento de las Plataformas Itinerantes de Acción Social - PIAS. Dichas modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo, refrendado por el ministro de Economía y Finanzas y el ministro de Desarrollo e Inclusión Social, a propuesta de este último. Los recursos a que se refiere la presente disposición no pueden ser destinados a fines distintos a los autorizados, bajo responsabilidad del titular de la entidad del Gobierno Nacional y de los gobiernos regionales. El MIDIS queda facultado a financiar las acciones de coordinación de la EASS y las que correspondan a la operación de las PIAS, hasta por el cinco por ciento (5%) de la suma señalada en la presente disposición.

Mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la mejor aplicación de la presente disposición, las que incluyen las acciones que deben realizar las entidades del Gobierno Nacional y gobiernos regionales en el marco de la presente disposición y el monto correspondiente a ser transferido.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del MIDIS, sin demandar recursos adicionales al tesoro público.

VIGÉSIMA QUINTA. Autorízase al Poder Ejecutivo a incorporar en los pliegos presupuestarios incluidos en la Ley 30680, los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios, que les fueron transferidos para financiar la ejecución de proyectos de inversión y que no fueron devengados al 31 de diciembre del Año Fiscal 2017, para financiar la continuidad en el Año Fiscal 2018 de los referidos proyectos de inversión.

Para efecto de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 31 de marzo de 2018, mediante decreto supremo refrendado por el ministro de Economía y Finanzas.

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2018 por parte del respectivo pliego, para el mismo proyecto de inversión.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

VIGÉSIMA SEXTA. Incorpórase al Instituto Geofísico del Perú (IGP), a las entidades públicas beneficiarias del Fondo Nacional de Desarrollo Científico, Tecnológico y de Investigación Tecnológica (FONDECYT) y al Instituto Nacional de la Calidad (INACAL), durante el Año Fiscal 2018, dentro de los alcances de lo establecido en el primer párrafo de la Quincuagésima Cuarta Disposición Complementaria Final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, lo cual se financia con cargo al presupuesto institucional del pliego IGP, de los recursos que las entidades reciben del FONDECYT, y del presupuesto institucional del pliego INACAL, respectivamente, sin demandar recursos adicionales al tesoro público.

Asimismo, dispónese que, durante el Año Fiscal 2018, la autorización de gasto prevista en la referida disposición final, para el Programa Nacional de Innovación para la Competitividad y Productividad del Ministerio de la Producción, comprende además actividades de promoción de desarrollo productivo, emprendimiento y la innovación, y para el Instituto Nacional de la Calidad comprende la adecuada gestión de los componentes de la infraestructura de la calidad (normalización, acreditación y metrología).

VIGÉSIMA SÉTIMA. Con la finalidad de contribuir al incremento de la productividad, a través del impulso al desarrollo productivo y del emprendimiento y la innovación, autorízase, durante el Año Fiscal 2018, al Ministerio de la Producción, a través del Programa Nacional de Innovación para la Competitividad y Productividad, para efectuar transferencias financieras a favor de entidades públicas del Gobierno Nacional, gobiernos regionales y gobiernos locales, y otorgar subvenciones a favor de los beneficiarios definidos en el marco de los procedimientos del citado Programa Nacional y de las normas que regulan los fondos que éste administra, y con cargo a su presupuesto, con la finalidad de contribuir al desarrollo productivo y del emprendimiento y la innovación.

Las transferencias financieras y las subvenciones mencionadas a las que se refiere la presente disposición se aprueban mediante resolución del titular del pliego Ministerio de la Producción, previa suscripción de convenio o contrato de recursos no reembolsables, según corresponda, y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. Dicha resolución del titular del pliego se publica en el diario oficial El Peruano. La facultad para la aprobación de las subvenciones a que se refiere la presente disposición, podrá ser delegada en el funcionario a cargo del Programa Nacional de Innovación para la Competitividad y Productividad.

El Ministerio de la Producción es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia u otorgamiento, según corresponda, conforme a la presente disposición. Asimismo, el Ministerio de la Producción, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas naturales y personas jurídicas privadas, así como para la evaluación por parte del Ministerio de la Producción de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

VIGÉSIMA OCTAVA. Autorízase excepcionalmente, durante el Año Fiscal 2018, al Ministerio de Transportes y Comunicaciones (MTC) para aprobar transferencias financieras a favor del Organismo Supervisor de Inversión Privada en Telecomunicaciones (OSIPTEL), para el financiamiento del diseño, desarrollo, implementación y operatividad del Registro Nacional de Equipos Terminales Móviles para la Seguridad - RENTESEG, creado mediante Decreto Legislativo 1338, Decreto Legislativo que crea el Registro Nacional de Equipos Terminales Móviles para la Seguridad, orientado a la prevención y combate del comercio ilegal de equipos terminales móviles y al fortalecimiento de la seguridad ciudadana.

Dicha transferencia financiera se realiza mediante resolución del titular del pliego MTC, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos transferidos se incorporan en el presupuesto institucional del pliego OSIPTEL, conforme a lo establecido en el artículo 42 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional del pliego MTC, sin demandar recursos adicionales al tesoro público.

VIGÉSIMA NOVENA. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2018, a realizar las siguientes modificaciones presupuestarias en el nivel institucional:

a) A favor de los gobiernos locales, hasta por el monto de S/ 110 440 629,00 (CIENTO DIEZ MILLONES CUATROCIENTOS CUARENTA MIL SEISCIENTOS VEINTINUEVE Y 00/100 SOLES) para financiar estudios, actividades e inversiones de infraestructura vial urbana, a fin de facilitar la ejecución del Proyecto "Construcción de la Línea 2 y Ramal Av. Faucett - Gambeta de la Red Básica del Metro de Lima y Callao Provincias de Lima y Callao, Departamento de Lima". Comprende los proyectos de inversión cuyos códigos de la Dirección General de Presupuesto Público (DGPP) son: 2333407, 2311595, 2279365, 2300026, 243824, 236248 y 2001621.

b) A favor del Ministerio de Defensa - Unidad Ejecutora Marina de Guerra del Perú, hasta por el monto de S/ 108 723 295,00 (CIENTO OCHO MILLONES SETECIENTOS VEINTITRÉS MIL DOSCIENTOS NOVENTA Y CINCO Y 00/100 SOLES) para el financiamiento parcial de los estudios y ejecución de inversiones destinados al mejoramiento de las instalaciones navales, en el marco del Convenio Marco de Cooperación Interinstitucional suscrito entre el Ministerio de Transportes y Comunicaciones y el Ministerio de Defensa.

c) A favor del Instituto Peruano del Deporte (IPD), hasta por el monto de S/ 3 500 000,00 (TRES MILLONES QUINIENTOS MIL Y 00/100 SOLES), para el financiamiento de inversiones en sus instalaciones deportivas en San Juan de Lurigancho, en el marco del convenio suscrito entre la Autoridad Autónoma del Sistema Eléctrico de

Transporte Masivo de Lima y Callao (AATE) e IPD, que coadyuvó a la construcción del Tramo II de la Línea 1 del Metro de Lima.

d) A favor de la Agencia de Promoción de la Inversión Privada (PROINVERSIÓN), hasta por el monto de S/ 7 314 560,00 (SIETE MILLONES TRESCIENTOS CATORCE MIL QUINIENTOS SESENTA Y 00/100 SOLES) para financiar el cumplimiento de los estudios de preinversión a nivel de perfil y de factibilidad, así como otros gastos durante el proceso de promoción de la inversión de la Línea 4 de la Red Básica del Metro de Lima y Callao.

Para efecto de las modificaciones presupuestarias autorizadas en la presente disposición, exonérase al Ministerio de Transportes y Comunicaciones de la restricción prevista en el numeral 80.2 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. Adicionalmente y sólo para las modificaciones presupuestarias a la que se refiere el literal a), exonérese al mencionado ministerio de lo dispuesto en el literal c) del numeral 41.1 del artículo 41 y el artículo 76 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Transportes y Comunicaciones, a propuesta de este último.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al tesoro público.

TRIGÉSIMA. Financiamiento de acciones de preparación e implementación de los "XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos – Lima 2019"

1. Autorízase, durante el Año Fiscal 2018, a las entidades a cargo de la ejecución de las obras de infraestructura vial priorizadas que contribuirán con la realización de los "XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos – Lima 2019", a suscribir adendas a los convenios suscritos en el marco de la Ley 30624, Ley que dispone medidas presupuestarias para el impulso del gasto público en el Año Fiscal 2017.

2. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2018, para realizar transferencias financieras a favor de la Municipalidad Metropolitana de Lima, con cargo a su presupuesto institucional y por la fuente de financiamiento Recursos Ordinarios, para financiar la ejecución de obras viales que permitan cubrir las necesidades de transporte de los ciudadanos durante la celebración de los "XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos – Lima 2019", en el marco de los convenios suscritos conforme a la Ley 30624 y las adendas correspondientes.

Las referidas transferencias financieras se aprueban mediante resolución del titular del Ministerio de Transportes y Comunicaciones, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. Dicha resolución se publica en el diario oficial El Peruano.

3. Autorízase, durante el año fiscal 2018, a las entidades a cargo de la ejecución de las obras de infraestructura vial priorizadas que contribuirán con la realización de los "XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos – Lima 2019", a aprobar transferencias financieras a favor de organismos internacionales, en el marco de los convenios suscritos conforme a la Ley 30624 y las adendas correspondientes.

Las transferencias financieras autorizadas se realizan mediante resolución del titular del pliego o Acuerdo de Concejo Municipal, según corresponda, requiriéndose el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. La resolución del titular o el acuerdo del concejo municipal, según corresponda, se publica en el diario oficial El Peruano y en el portal institucional de la entidad.

4. Los recursos públicos transferidos al organismo internacional por las entidades competentes, en el marco del numeral 3 precedente, deben ser destinados solo a los fines para los cuales se autorizó la transferencia conforme a la presente disposición.

5. Los pliegos que transfieren recursos en el marco de la presente disposición, son responsables del seguimiento y cumplimiento de los fines y metas para los cuales transfieren tales recursos.

TRIGÉSIMA PRIMERA. Autorízase, por excepción, durante el Año Fiscal 2018, al Proyecto Especial Juegos Panamericanos del Ministerio de Transportes y Comunicaciones, para realizar transferencias financieras a favor de entidades o instituciones públicas, a efectos de que estas puedan cubrir los costos que asuman en virtud a la celebración de convenios de colaboración interinstitucional, en el marco de la Ley 27444, Ley del Procedimiento Administrativo General, modificada por Decreto Legislativo 1272, para la demolición, remoción y movimiento de tierras, desbroce de terrenos, excavaciones, trasplante de árboles, eliminación de escombros, construcción de sedes para los XVIII Juegos Panamericanos u otras acciones para el inicio de infraestructura deportiva.

Las referidas transferencias financieras se aprueban mediante resolución del titular del Ministerio de Transportes y Comunicaciones, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad. Dicha resolución se publica en el diario oficial El Peruano.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al tesoro público.

El Ministerio de Transportes y Comunicaciones es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales transfiere los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo para los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

TRIGÉSIMA SEGUNDA. Autorízase, durante el Año Fiscal 2018, al Ministerio de Transportes y Comunicaciones, para aprobar transferencias financieras a favor de organismos internacionales, en el marco de la autorización otorgada por el artículo 4 del Decreto Legislativo 1335, a efectos de contribuir con la realización de los "XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos – Lima 2019".

Las transferencias financieras autorizadas se realizan mediante resolución del titular del Ministerio de Transportes y Comunicaciones, requiriéndose el informe previo favorable de su oficina de presupuesto o la que haga sus veces en la entidad. La resolución del titular se publica en el diario oficial El Peruano.

Los recursos públicos transferidos al organismo internacional por las entidades competentes, en el marco de la presente disposición, deben ser destinados solo a los fines para los cuales se autorizó la transferencia conforme a la presente disposición.

Los pliegos que transfieren recursos en el marco de la presente disposición, son responsables del seguimiento y cumplimiento de los fines y metas para los cuales transfieren tales recursos.

TRIGÉSIMA TERCERA. Autorízase, excepcionalmente, durante el Año Fiscal 2018, al Ministerio de Vivienda, Construcción y Saneamiento a realizar transferencias financieras a favor de las entidades de Gobierno Nacional, gobierno regional y gobierno local, previa suscripción de convenio, en el marco de sus respectivas competencias, para financiar las acciones de apoyo vinculadas a la instalación de Módulos Temporales de Vivienda – MTV y únicamente que se encuentren adquiridos a la fecha y que se entregarán a la población damnificada por los daños ocasionados por el Fenómeno denominado "El Niño Costero", en las diferentes regiones del país.

Dichas transferencias financieras se aprueban mediante resolución del titular del ministro de Vivienda, Construcción y Saneamiento, requiriéndose el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad, debiendo ser publicada en el diario oficial El Peruano.

El Ministerio de Vivienda, Construcción y Saneamiento es responsable del seguimiento y cumplimiento de los fines y metas para los cuales transfieren los recursos.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Vivienda, Construcción y Saneamiento, sin demandar recursos adicionales al tesoro público.

TRIGÉSIMA CUARTA. Autorízase al Ministerio de Vivienda, Construcción y Saneamiento, durante el Año Fiscal 2018, para realizar modificaciones presupuestarias en el nivel institucional a favor del Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS), hasta por la suma de S/ 282 000 000,00 (DOSCIENTOS OCHENTA Y DOS MILLONES Y 00/100 SOLES), y de la Superintendencia Nacional de Servicios de Saneamiento (SUNASS), hasta por la suma de S/ 98 704 885,00 (NOVENTA Y OCHO MILLONES SETECIENTOS CUATRO MIL OCHOCIENTOS OCHENTA Y CINCO Y 00/100 SOLES), para el financiamiento de acciones correspondientes a la política sectorial, así como para continuar con la implementación de lo establecido en el Decreto Legislativo 1280, Decreto Legislativo que aprueba la Ley Marco de la Gestión y Prestación de los Servicios de Saneamiento.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, se exceptúa a la Superintendencia Nacional de Servicios de Saneamiento (SUNASS) de lo establecido por el artículo 73 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Vivienda, Construcción y Saneamiento, sin demandar recursos adicionales al tesoro público.

TRIGÉSIMA QUINTA. Autorízase a las siguientes entidades, durante el Año Fiscal 2018, para aprobar transferencias financieras a favor de organismos internacionales y celebrar convenios de administración de recursos y/o adendas, conforme a lo dispuesto por la Ley 30356:

a) Presidencia del Consejo de Ministros, con el Programa de las Naciones Unidas para el Desarrollo (PNUD) para continuar con la ejecución del Programa de "Fortalecimiento del Proceso de Descentralización y Modernización del Estado".

b) Ministerio de Cultura, con la Oficina de las Naciones Unidas de Servicios para Proyectos (UNOPS), para la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento de los servicios de investigación, conservación, exposición y servicios complementarios para la Protección del Patrimonio Cultural de la Nación en la provincia de Lima, departamento de Lima", Asimismo, dispónese que los recursos no ejecutados en el marco de los convenios de administración de recursos referidos en el presente numeral, por cumplimiento del plazo vigente, disolución o resolución de los citados convenios, se incorporan en el presupuesto institucional del Ministerio de Cultura, en la fuente de financiamiento Donaciones y Transferencias, para destinarlos a la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento de los servicios de investigación, conservación, exposición y servicios complementarios para la Protección del Patrimonio Cultural de la Nación en la provincia de Lima, departamento de Lima".

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego respectivo, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de los pliegos autorizados, sin demandar recursos adicionales al tesoro público.

TRIGÉSIMA SEXTA. Continuación de proceso de atención de pago de sentencias judiciales con calidad de cosa juzgada

1. Dispónese la reactivación de la Comisión Evaluadora de las deudas del Estado generadas por sentencias judiciales emitidas, creada mediante la Sexagésima Novena Disposición Complementaria Final de la Ley 29812, y conformada por Resolución Suprema 100-2012-PCM, a fin de que apruebe un listado complementario de las deudas del Estado generadas por sentencias judiciales en calidad de cosa juzgada y en ejecución, para la cancelación y/o amortización de montos hasta por la suma de S/ 30 000,00 (TREINTA MIL Y 00/100 SOLES), en un plazo de 60 (sesenta) días calendario contados a partir de la vigencia del reglamento de la presente disposición, para continuar con el proceso del pago de sentencias judiciales en calidad de cosa juzgada y en ejecución, iniciado por la Ley 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.

2. El listado a ser elaborado por la Comisión Evaluadora a que se refiere el numeral precedente, contiene sentencias judiciales en calidad de cosa juzgada y en ejecución, de pliegos del Gobierno Nacional y de los gobiernos regionales, que se financian con recursos por la fuente de financiamiento Recursos Ordinarios. Dicho listado se elabora sobre la base de la información presentada por los "Comités para la elaboración y aprobación del listado priorizado de obligaciones derivadas de sentencias con calidad de cosa juzgada", a que se refiere el artículo 4 del Reglamento de la Ley 30137, aprobado por Decreto Supremo 001-2014-JUS.

Para tal efecto, los titulares de las entidades del Gobierno Nacional y de los gobiernos regionales deben remitir al Ministerio de Justicia y Derechos Humanos, la información de los comités referida en el párrafo precedente, conforme a los procedimientos y plazos que se establecen en el reglamento de la presente disposición.

3. La implementación de la presente disposición se financia con cargo a los recursos a los que se refiere el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES), y a los saldos disponibles según proyección al cierre del Año Fiscal 2017 del Presupuesto del Sector Público, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES).

Para tal efecto, se autoriza al Ministerio de Economía y Finanzas para realizar modificaciones presupuestarias en el nivel funcional programático en el marco de lo establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES).

Además, se autoriza a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Economía y Finanzas, con cargo a los saldos disponibles según proyección al cierre del Año Fiscal 2017 del Presupuesto del Sector Público, las que se aprueban mediante decreto supremo, y utilizando, de ser necesario, el procedimiento establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Asimismo, el Ministerio de Economía y Finanzas queda autorizado a realizar transferencias financieras, en los años fiscales 2017 y 2018, hasta por la suma de S/ 250 000 000,00 (DOSCIENTOS CINCUENTA MILLONES Y 00/100 SOLES), para el financiamiento de lo establecido en la presente disposición, con cargo a los recursos habilitados en el marco de los párrafos precedentes, con exclusión de las sentencias a que se refiere el numeral 6 de la presente disposición. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El

Peruano. Las referidas transferencias se depositan en la cuenta que determine la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas, quedando, a su vez, exceptuados de lo dispuesto en el literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos a los que se refiere el presente numeral no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería.

Dichos recursos se incorporan en los pliegos del Gobierno Nacional y los gobiernos regionales, en la fuente de financiamiento Recursos Ordinarios, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y por el ministro de Justicia y Derechos Humanos, a propuesta de este último, y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.

4. Los pliegos a los que se asignen recursos en virtud del decreto supremo a que se refiere el numeral 3 de la presente disposición, tienen la obligación de verificar los montos que, a la fecha de la transferencia, mantienen por concepto de sentencias judiciales en calidad de cosa juzgada y en ejecución, para evitar duplicidad de pagos. Asimismo, deben reportar los pagos realizados de acuerdo al artículo 3 de Ley 30137.

5. Mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Justicia y Derechos Humanos, se aprueban las normas reglamentarias para la mejor aplicación de lo establecido en la presente disposición, dentro de los treinta (30) días siguientes a la entrada en vigencia de la presente ley.

6. Adicionalmente a lo establecido en el primer párrafo del numeral 3, la atención del pago de sentencias judiciales en calidad de cosa juzgada del sector Educación, se financia con cargo a los recursos a los que se refiere el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), los que se sujetan a lo dispuesto en el segundo, tercer, cuarto y quinto párrafo del numeral 3 de la presente disposición.

Para tal efecto, mediante decreto supremo refrendado por el ministro de Justicia y Derechos Humanos y el ministro de Educación, a propuesta de este último, se aprueban los criterios que deben observar las entidades respectivas para la elaboración de la información a que se refiere el numeral 2 de la presente disposición, y demás normas complementarias. Dicho decreto supremo debe ser aprobado dentro de los treinta (30) días siguientes de publicada la presente ley.

La presente disposición entra en vigencia al día siguiente de publicada la presente ley.

TRIGÉSIMA SÉTIMA. Dispónese, durante el Año Fiscal 2018, que la transferencia de la totalidad de los fondos a que hace referencia la tercera disposición transitoria de la Ley 28094, Ley de Organizaciones Políticas, y normas modificatorias, se efectúe con cargo al presupuesto institucional de la Oficina Nacional de Procesos Electorales (ONPE) y conforme a lo establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Para tal efecto, la ONPE queda autorizada a otorgar, a partir de enero de 2018, en forma mensual, un doceavo de la totalidad de la subvención que le corresponde a cada partido político y alianza de partidos políticos beneficiarios, comprendidos en el marco de la citada Ley 28094. Dichas subvenciones se aprueban mediante resolución del titular de la Oficina Nacional de Procesos Electorales (ONPE), la que se publica en el diario oficial El Peruano.

La Oficina Nacional de Procesos Electorales (ONPE) mediante resolución de su titular dicta las normas reglamentarias de lo dispuesto en la presente disposición, que regulen, entre otros aspectos, los mecanismos de ejecución y rendición de cuentas de los recursos entregados, a los partidos políticos y alianzas de partidos políticos beneficiarios. La resolución a la que se refiere el presente párrafo se publica en el diario oficial El Peruano.

TRIGÉSIMA OCTAVA. Autorízase al Ministerio de Economía y Finanzas a realizar un estudio de los ingresos del personal jurisdiccional y administrativo del Poder Judicial y del Ministerio Público, a fin de determinar una escala remunerativa que sea acorde con los ingresos de los trabajadores de las entidades del sistema de justicia. La nueva escala remunerativa del personal jurisdiccional y administrativo del Poder Judicial y del Ministerio Público se aprobará en el marco de la cuarta disposición transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Asimismo, autorízase de manera excepcional y por única vez, el otorgamiento de una bonificación a favor del personal administrativo y jurisdiccional del Poder Judicial y del Ministerio Público, sujetos a los regímenes de los Decretos Legislativos 276 y 728, con excepción de los jueces y fiscales. La referida bonificación no tiene carácter remunerativo, compensatorio, ni pensionable y no está sujeta a cargas sociales. Asimismo, no constituye base de cálculo para el reajuste de las bonificaciones que establece el Decreto Supremo 051-91-PCM, para la compensación por tiempo de servicios o cualquier otro tipo de bonificaciones, asignaciones o entregas.

El monto, criterios y condiciones de la bonificación referida en el párrafo precedente, se aprueba mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a propuesta del Poder Judicial y del Ministerio Público, respectivamente.

Para efectos de implementar lo dispuesto en la presente disposición, exonérase al Poder Judicial y al Ministerio Público de lo establecido en los artículos 6 y 9 de la presente ley.

La presente disposición entra en vigencia al día siguiente de publicada la presente ley.

TRIGÉSIMA NOVENA. Autorízase la transferencia de recursos de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales a favor de la Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de desarrollar programas formativos, incluidos los procesos de selección, a cargo de la Escuela Nacional de Administración Pública (ENAP), previa suscripción de convenio.

Las transferencias de recursos a los que se refiere la presente disposición se efectúan, en el caso de las entidades de Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del Sector habilitador, a propuesta de este último; en el caso de los gobiernos regionales y de los gobiernos locales, los recursos se transfieren mediante transferencias financieras que se aprueban por acuerdo de consejo regional o concejo municipal según sea el caso, requiriéndose para ambos casos el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. El acuerdo de consejo regional se publica en el diario oficial El Peruano y el acuerdo del concejo municipal se publica en la página web del gobierno local respectivo.

Las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales que transfieren recursos en el marco de lo establecido en la presente disposición, son responsables de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos y del cumplimiento de las acciones que desarrolle SERVIR a través de la ENAP.

CUADRAGÉSIMA. Autorízase, en forma excepcional, a los gobiernos regionales y a los gobiernos locales, para utilizar hasta el veinte por ciento (20%) de los recursos provenientes del canon, sobrecanon y regalía minera, para ser destinado al financiamiento de actividades destinadas a la limpieza, descolmatación de cauces, defensas ribereñas, sistemas de drenaje y canales de riego, en zonas altamente expuestas a inundaciones y deslizamientos de tierras (huaycos). Esta disposición no alcanza a los gobiernos regionales y a los gobiernos locales que están comprendidos en el proceso de la reconstrucción con cambios.

Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el literal c) del numeral 41.1 del artículo 41 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

CUADRAGÉSIMA PRIMERA. Autorízase, durante el Año Fiscal 2018, al Ministerio de Energía y Minas, con cargo a los recursos de su presupuesto institucional, pudiendo incluir saldos de balance que dicho Ministerio previamente incorpora en su presupuesto institucional, para efectuar las siguientes transferencias financieras:

a) A favor de los gobiernos regionales, cuyos recursos son destinados a financiar exclusivamente, a las direcciones o gerencias regionales de Energía y Minas de dichos gobiernos regionales para el fortalecimiento de la capacidad de gestión regional en el ejercicio de las funciones en materia minero energética, así como para la compra de equipos de medición, monitoreo y fiscalización, en el marco del proceso de descentralización, hasta por el monto de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES).

b) A favor de los gobiernos regionales con el objeto de continuar la formalización de la actividad minera a pequeña escala, hasta por el monto de S/ 7 500 000,00 (SIETE MILLONES QUINIENTOS MIL Y 00/100 SOLES).

c) A favor del Instituto Peruano de Energía Nuclear (IPEN) hasta por el monto de S/ 14 824 618,00 (CATORCE MILLONES OCHOCIENTOS VEINTICUATRO MIL SEISCIENTOS DIECIOCHO Y 00/100 SOLES), que se destinan para:

i. El pago del seguro de riesgo nuclear y al Organismo Internacional de Energía Atómica (OIEA); la mejora de la fiscalización en cumplimiento de la Ley 28028, Ley de regulación del uso de fuentes de radiación ionizante; fortalecimiento de los sistemas de vigilancia en protección radiológica y sistema de seguridad y salud en el trabajo; fortalecimiento del sistema de seguridad y mantenimiento de las instalaciones en área de las 16 hectáreas del Centro Nuclear y de la OTAN; y migración de los sistemas de información; hasta por la suma de S/ 4 392 686,00 (CUATRO MILLONES TRESCIENTOS NOVENTA Y DOS MIL SEISCIENTOS OCHENTA Y SEIS Y 00/100 SOLES).

ii. El reemplazo de equipos y sistemas para garantizar la continuidad de la producción de radiofármacos en la planta de producción, el funcionamiento de laboratorios y actividades especializadas, hasta por el monto de S/ 4 774 039,00 (CUATRO MILLONES SETECIENTOS SETENTA Y CUATRO MIL TREINTA Y NUEVE Y 00/100 SOLES) La repotenciación de los sistemas de operación del RP-10 para extensión de la vida útil, y de las instalaciones de apoyo al RP- 10 y actividades especializadas, hasta por la suma de S/ 2 796 000,00 (DOS MILLONES SETECIENTOS NOVENTA Y SEIS MIL Y 00/100 SOLES).

iii. Mejoramiento del Servicio de Energía Eléctrica en el Centro Nuclear Oscar Miroquesada de la Guerra (RACSO), hasta por la suma de S/ 2 861 893,00 (DOS MILLONES OCHOCIENTOS SESENTA Y UN MIL OCHOCIENTOS NOVENTA Y TRES Y 00/100 SOLES).

d) A favor del Ministerio de Cultura para financiar los gastos que irrogan las actividades para la identificación de pueblos indígenas y sus organizaciones territoriales en ámbitos de su interés y su acompañamiento técnico en los procesos de consulta previa a los pueblos indígenas u originarios, que se realicen a solicitud del Ministerio de Energía y Minas, todo ello de conformidad con la Ley 29785 y en el marco de las funciones y competencias del Ministerio de Cultura.

e) A favor de la Empresa Activos Mineros SAC, para ser destinados a financiar estudios de preinversión, ejecución de proyectos de inversión, postcierre, trabajos complementarios, de mantenimiento, reparaciones, entre otros, relacionados con la remediación de pasivos ambientales, hasta por el monto de S/ 20 000 000,00 (VEINTE MILLONES Y 00/100 SOLES).

f) A favor del Servicio Nacional de Meteorología e Hidrología del Perú (SENAMHI), como aporte institucional para la implementación de estaciones hidrológicas a fin de promover la inversión en centrales hidroeléctricas, hasta por el monto de S/ 550 000,00 (QUINIENTOS CINCUENTA MIL Y 00/100 SOLES).

g) A favor del Gobierno Regional del Cusco, para el financiamiento del proyecto de inversión con Código Unificado 2302972 Construcción Planta de Fraccionamiento de LGN en la Provincia de la Convención, hasta por el monto de S/ 34 000 000,00 (TREINTA Y CUATRO MILLONES Y 00/100 SOLES).

h) A favor del Fondo para el Proceso de Formalización Minera Integral, creado por el artículo 21 del Decreto Legislativo 1336.

Las referidas transferencias financieras se autorizan mediante resolución del titular del pliego, la que se publica en el diario oficial El Peruano, previa suscripción de convenios, celebrados entre el Ministerio de Energía y Minas y las entidades públicas, empresas o gobiernos regionales, según corresponda, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos. Dichas transferencias financieras se financian con cargo a los recursos del presupuesto institucional del pliego Ministerio de Energía y Minas, por la fuente de financiamiento Recursos Directamente Recaudados, y/o el saldo de balance correspondiente a los recursos de la Unidad Ejecutora 001 Ministerio de Energía y Minas - Central.

Las entidades que reciben las transferencias financieras en el marco de lo establecido en la presente disposición, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o adendas correspondientes.

CUADRAGÉSIMA SEGUNDA. Autorízase, durante el Año Fiscal 2018, al Ministerio de Energía y Minas para efectuar transferencias financieras con cargo a los recursos de su presupuesto institucional, pudiendo incluir saldos de balance por la fuente de financiamiento Recursos Directamente Recaudados y Recursos Determinados que dicho ministerio previamente incorpora en su presupuesto institucional, correspondiente a la Unidad Ejecutora 005 Dirección General de Electrificación Rural (DGER), hasta por la suma de S/ 122 000 000,00 (CIENTO VEINTIDOS MILLONES Y 00/100 SOLES) a favor de las empresas concesionarias de distribución eléctrica vinculadas al ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado - FONAFE, y de la empresa de Administración de Infraestructura Eléctrica S.A. - ADINELSA, en el marco de lo establecido en el artículo 9 de la Ley 28749, Ley General de Electrificación Rural, y su reglamento.

Las referidas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publica en el diario oficial El Peruano, previa suscripción de convenios, celebrados entre el Ministerio de Energía y Minas y las empresas involucradas, quedando prohibido bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

Las citadas empresas, que reciben las transferencias financieras en el marco de lo establecido en la presente disposición, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y a las disposiciones contenidas en los convenios y/o adendas correspondientes.

CUADRAGÉSIMA TERCERA. Autorízase, durante el Año Fiscal 2018, al Ministerio de Energía y Minas, para celebrar convenios de Cooperación Técnica Internacional y/o adendas en materia ambiental con el Programa de las Naciones Unidas para el Desarrollo (PNUD), para la gestión de la administración de la ejecución del estudio técnico Independiente, consistente en una evaluación territorial del estado del ambiente en el Lote 8, y comprenda el diseño de una estrategia integral de remediación ambiental aplicable al ámbito de dicho lote identificando las acciones requeridas en el corto, mediano, y largo plazo.

Para tal efecto, el Ministerio de Energía y Minas queda autorizado a efectuar transferencias financieras a favor del organismo internacional referido sujetándose a lo dispuesto en la Ley 30356, con cargo a su presupuesto institucional y/o saldos de balance. Dichas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

Los convenios serán suscritos por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la oficina de planeamiento y presupuesto o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento, y en un informe técnico que demuestre las ventajas y beneficios del acuerdo.

La entidad que recibe las transferencias financieras en el marco de lo establecido en la presente disposición, informa al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos y de las disposiciones contenidas en los convenios y/o adendas correspondientes. El Ministerio de Energía y Minas, bajo responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas, y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitada por estos.

CUADRAGÉSIMA CUARTA. Autorízase al Ministerio de Energía y Minas, durante el Año Fiscal 2018, para realizar modificaciones presupuestarias en el nivel institucional hasta por el monto de S/ 60 000 000,00 (SESENTA MILLONES Y 00/100 SOLES), a favor del Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN), para financiar los gastos producto de la contratación de la administración de los bienes de la Concesión del proyecto "Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano". Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas, el Presidente del Consejo de Ministros y el ministro de Energía y Minas, a propuesta de este último.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Energía y Minas y/o saldos de balance, de la fuente de financiamiento Recursos Directamente Recaudados, provenientes de la ejecución de las garantías de fiel cumplimiento al concesionario del proyecto "Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano", sin demandar recursos adicionales al tesoro público.

EL OSINERGMIN en el marco de lo establecido en la presente disposición, informará al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o disposiciones contenidas en los convenios y/o adendas correspondientes.

El Ministerio de Energía y Minas informa trimestralmente a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, sobre el avance o ejecución de la presente disposición.

CUADRAGÉSIMA QUINTA. Dispóngase la transferencia del Proyecto Especial Tambo Ccaraccocha (PETACC), del Gobierno Regional de Ica a la Mancomunidad Regional Huancavelica – Ica "MANRHI", sujetándose a la normatividad vigente sobre la materia. Lo establecido en la presente disposición comprende la transferencia del acervo documentario, activos, personal y recursos.

Para la transferencia de recursos en el marco de la presente disposición, se autoriza al Gobierno Regional de Ica, durante el Año Fiscal 2018, a aprobar transferencias financieras a favor de la Mancomunidad Regional Huancavelica - Ica "MANRHI", las que se aprueban mediante acuerdo de consejo regional, requiriéndose el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. El acuerdo de consejo regional se publica en el diario oficial El Peruano.

Mediante decreto supremo refrendado por el Presidente del Consejo de Ministros se emitirán disposiciones reglamentarias para la implementación de lo establecido en la presente disposición.

CUADRAGÉSIMA SEXTA. Autorízase al Ministerio de Justicia y Derechos Humanos, durante el Año Fiscal 2018, a incorporar y utilizar parte de los saldos de balance del Año Fiscal 2017 provenientes de la transferencia financiera dispuesta por la trigésima tercera disposición complementaria final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, hasta por el monto de S/ 15 195 661,00 (QUINCE MILLONES CIENTO NOVENTA Y CINCO MIL SEISCIENTOS SESENTA Y UNO Y 00/100 SOLES), para ser destinados al fortalecimiento de las funciones establecidas en el nuevo Reglamento de Organización y Funciones, aprobado por Decreto Supremo 013-2017-JUS, al Programa Nacional de Bienes Nacionales (PRONABI), creado por Decreto Supremo 011-2017-JUS, y para la atención de gastos de funcionamiento y operatividad de la administración general conforme a la priorización establecida por el titular del pliego de dicho Ministerio.

La incorporación de los recursos autorizados por la presente disposición se sujeta a lo establecido en el artículo 42 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

CUADRAGÉSIMA SÉTIMA. Autorízase, excepcionalmente, durante el Año Fiscal 2018, al Ministerio del Ambiente, para otorgar subvenciones a favor de unidades productivas seleccionadas, en el marco de las Convocatorias de Planes Econegocios del Programa de Inversión Pública para el Fortalecimiento de la Gestión Ambiental y Social de los Impactos Indirectos del Corredor Vial Interoceánico Sur - II Etapa (PGAS CVIS 2), a cargo de la Unidad Ejecutora 004: Gestión de los Recursos Naturales del Ministerio del Ambiente.

Dichas subvenciones se aprueban mediante resolución del titular del pliego Ministerio del Ambiente, previa suscripción de convenio y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio del Ambiente es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos otorgados, y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su otorgamiento conforme a la presente disposición. Asimismo, el Ministerio del Ambiente, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas jurídicas privadas, así como para la evaluación por parte de dicho Ministerio de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición.

La aplicación de lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio del Ambiente, en el marco del Programa de Inversión Pública para el Fortalecimiento de la Gestión Ambiental y Social de los Impactos Indirectos del Corredor Vial Interoceánico Sur - II Etapa (PGAS CVIS 2), sin demandar recursos adicionales al tesoro público.

CUADRAGÉSIMA OCTAVA. Autorízase, durante el Año Fiscal 2018, al Ministerio del Interior para realizar transferencias financieras a favor del Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú creado mediante la quincuagésima quinta disposición complementaria final de la Ley 30518, Ley de Presupuesto del Sector

Público para el Año Fiscal 2017. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano.

Las referidas transferencias se depositan en la cuenta que determine la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas.

El Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú podrá recibir recursos provenientes de donaciones, cooperación técnica y otras fuentes, en el marco de la normatividad vigente.

Los recursos del referido Fondo se incorporan en el presupuesto institucional del pliego Cuerpo General de Bomberos Voluntarios del Perú, en la fuente de financiamiento Recursos Determinados, mediante decreto supremo refrendado por el ministro de Economía y el ministro del Interior, a propuesta de este último.

El pliego Intendencia Nacional de Bomberos del Perú – INBP queda autorizado, durante el Año Fiscal 2018, al otorgamiento de la subvención única a favor de los bomberos de Cuerpo General de Bomberos Voluntarios del Perú o sus sobrevivientes, en los términos previstos en el Reglamento aprobado de acuerdo a lo establecido en la quincuagésima quinta disposición complementaria final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017. El otorgamiento de la subvención se aprueba mediante Resolución del titular del referido pliego, la cual se publica en el diario oficial El Peruano.

Mediante decreto supremo refrendado por el ministro del Interior, de ser necesario, se aprueban las disposiciones complementarias para la mejor aplicación de la presente disposición.

CUADRAGÉSIMA NOVENA. Para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil, la entidad respectiva debe contar con el Cuadro de Puestos de la Entidad - CPE aprobado. Para dicho efecto, las entidades quedan exoneradas de lo establecido en los artículos 6 y 9 de la presente ley y en lo establecido en las prohibiciones contenidas en la Ley 28212, y sus modificatorias.

QUINCUAGÉSIMA. Autorízase al Ministerio de Cultura, durante el Año Fiscal 2018, a otorgar estímulos económicos a personas naturales y jurídicas que participan en las industrias culturales y las artes, de conformidad con las condiciones, procedimientos y demás normas complementarias, que serán aprobados mediante decreto supremo refrendado por el Ministerio de Cultura.

Para tal efecto, el Ministerio de Cultura dispone en el Año Fiscal 2018, con cargo a su presupuesto institucional y sin demandar recursos adicionales al tesoro público, de una suma no mayor a cuatro mil (4000) UIT, de la cual tres mil (3000) UIT será destinada a la actividad cinematográfica y audiovisual.

La transferencia a que hace referencia lo señalado anteriormente y destinados para la actividad cinematográfica y audiovisual, serán otorgados en forma proporcional y equitativa a todas las regiones del país en forma descentralizada, y previo concurso público.

QUINCUAGÉSIMA PRIMERA. Dispónese que, durante el Año Fiscal 2018, el Fondo Sierra Azul financiará proyectos de inversión de riego y riego tecnificado declarados viables, o inversiones de optimización de siembra y cosecha de agua, presentados por los tres niveles de gobierno y cuya ejecución estará a cargo del Ministerio de Agricultura y Riego, gobiernos regionales y gobiernos locales.

Asimismo, el Fondo Sierra Azul queda autorizado para financiar fichas técnicas y estudios de preinversión al Ministerio de Agricultura y Riego, los que serán destinados, en ambos casos, a mejorar las condiciones de disponibilidad de acceso y uso eficiente de los recursos hídricos a nivel nacional, incluyendo los departamentos, provincias y distritos de la Amazonía comprendidos en el artículo 3 de la Ley 27037, Ley de Promoción de la Amazonía, a través de tres componentes: i) la mejora en la eficiencia en la infraestructura de riego, ii) la tecnificación del riego parcelario, y iii) las intervenciones de siembra y cosecha de agua que permitan mejorar la interceptación y retención de las aguas de lluvia, su almacenamiento y regulación dentro del suelo, subsuelo y acuíferos, así como en cuerpos superficiales, para su aprovechamiento en un determinado lugar y tiempo.

Para tal fin, se autoriza al Ministerio de Agricultura y Riego, durante el Año Fiscal 2018, para realizar modificaciones presupuestarias en el nivel institucional a favor de los gobiernos regionales y Gobiernos Locales, previa suscripción del convenio respectivo, las que se aprueban mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Agricultura y Riego, a propuesta de este último.

QUINCUAGÉSIMA SEGUNDA. Autorízase al Ministerio de Economía y Finanzas para establecer el nuevo monto de la Escala Base del Incentivo Único, mediante decreto supremo refrendado por el ministro de Economía y Finanzas, a propuesta de la Dirección General de Gestión de Recursos Públicos en coordinación con la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas, así como dictar las disposiciones complementarias que resulten necesarias.

Para efecto de lo dispuesto en la presente disposición, la Dirección General de Gestión de Recursos Públicos del Ministerio de Economía y Finanzas emite la respectiva resolución directoral por cada unidad ejecutora, tomando en cuenta los nuevos montos de la escala base, determinando el monto y la escala de incentivo único resultante de la implementación de la presente disposición y procede al registro de las mismas en el Aplicativo Informático para el Registro Centralizado de Planillas y de Datos de los Recursos Humanos del Sector Público.

La presente disposición queda exonerada de las prohibiciones establecidas en el literal a.5 de la octava disposición transitoria del texto único ordenado de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, aprobado por Decreto Supremo 304-2012-EF, y del artículo 6 de la presente ley.

QUINCUAGÉSIMA TERCERA. Autorízase para realizar modificaciones presupuestarias en el nivel institucional a favor del Instituto Nacional de Estadística e Informática (INEI), hasta por el monto de S/ 8 000 000,00 (OCHO MILLONES Y 00/100 SOLES), con cargo a los recursos a los que hace referencia el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, previo cumplimiento de las acciones que debe efectuar el INEI para generar datos y cartografía orientados a mejorar metodologías y los procedimientos del Sistema Nacional de Focalización y el seguimiento de la política de desarrollo e inclusión social, las que se establecen mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social. Dichas modificaciones presupuestarias se autorizan hasta el primer trimestre del Año Fiscal 2018, debiéndose emitir el decreto supremo correspondiente dentro del plazo antes mencionado.

Para ello, el Ministerio de Desarrollo e Inclusión Social, sobre la información remitida por el INEI, debe enviar un informe al Ministerio de Economía y Finanzas en el que se validen las acciones realizadas por el INEI en el marco de lo establecido en la presente disposición y el monto correspondiente a ser transferido.

Mediante decreto supremo refrendado por el ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que debe realizar el INEI en el marco de la presente disposición.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

QUINCUAGÉSIMA CUARTA. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2018, hasta por la suma de S/ 624 019 207,00 (SEISCIENTOS VEINTICUATRO MILLONES DIECINUEVE MIL DOSCIENTOS SIETE Y 00/100 SOLES) para realizar transferencias financieras a favor de la Municipalidad Metropolitana de Lima, para

contribuir al financiamiento para la elaboración de estudios de preinversión y/o la ejecución de obras de infraestructura vial urbana vinculados al desarrollo integral de los sistemas de transporte masivo de la ciudad de Lima Metropolitana en el marco de los convenios suscritos o por suscribirse. Considera los proyectos cuyos códigos SNIP son los siguientes: 269505, 277914, 324686, 324146, 365121, y 372623.

Las referidas transferencias financieras se aprueban mediante resolución del titular del Ministerio de Transportes y Comunicaciones, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad. Dicha resolución se publica en el diario oficial El Peruano.

Para efectos de lo establecido en la presente disposición, se exceptúa al Ministerio de Transportes y Comunicaciones de lo dispuesto en el artículo 76 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al tesoro público.

QUINCUAGÉSIMA QUINTA. Facúltase al Poder Ejecutivo para que mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros, y refrendado por el Presidente del Consejo de Ministros, el ministro de Economía y Finanzas, y el ministro del sector correspondiente, se aprueban las incorporaciones presupuestarias en el pliego respectivo, de los recursos provenientes de las operaciones de endeudamiento externo dentro del techo de endeudamiento, que se celebren hasta al 31 de diciembre de 2017, por la República del Perú con el organismo financiero internacional o multilateral, para las finalidades establecidas en el contrato o convenio respectivo.

QUINCUAGÉSIMA SEXTA. Con la finalidad de promover la Gestión del Riesgo de Desastre (GRD), autorízase, durante el Año Fiscal 2018, a los Gobiernos Regionales, Gobiernos Locales, y Universidades Públicas, para realizar transferencias financieras a favor del Instituto Geofísico del Perú – IGP, del Servicio Nacional Meteorología e Hidrología (SENAMHI) y del Instituto Nacional de Investigación en Glaciares y Ecosistemas de Montañas (INAIGEM) con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento, Recursos Ordinarios, Recursos Determinados en el rubro Canon y sobrecanon, regalías, rentas de aduanas y participaciones, y Recursos Directamente Recaudados, para financiar la elaboración de estudios y proyectos de investigación en campos relacionados a peligros naturales, investigación en campos relacionados al comportamiento de los glaciares y ecosistemas de montaña así como para la implementación de sistemas de observación y alerta temprana; en relación en sus circunscripciones territoriales.

Las referidas transferencias financieras se aprueban en el caso de las universidades nacionales mediante resolución del titular, y para el caso de los gobiernos regionales y los gobiernos locales mediante acuerdo de consejo regional o concejo municipal, respectivamente. La resolución del titular y el acuerdo del consejo regional se publican en el diario oficial El Peruano, y el acuerdo del concejo municipal se publica en su página web.

Las transferencias financieras autorizadas por la presente disposición, se aprueban previa suscripción de convenio y requiriéndose el informe favorable previo de la oficina de presupuesto o la que haga sus veces del pliego que transfiere el recurso. Cada pliego presupuestario que efectúa las transferencias financieras es responsable de la verificación, seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos, y del cumplimiento de las acciones contenidas en el convenio, para lo cual realiza el monitoreo correspondiente.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional de las universidades públicas, gobiernos regionales y gobiernos locales, según corresponda, sin demandar recursos adicionales al tesoro público.

QUINCUAGÉSIMA SÉTIMA. Autorízase, excepcionalmente, durante el Año Fiscal 2018, a los organismos públicos descentralizados y empresas municipales de la Municipalidad Metropolitana de Lima para efectuar transferencias financieras a favor de dicha municipalidad, las cuales se aprueban mediante acuerdo de su directorio, órgano colegiado correspondiente o máxima autoridad de la entidad, para el financiamiento de proyectos de inversión pública.

El presente artículo se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al tesoro público.

QUINCUAGÉSIMA OCTAVA. Para garantizar la continuidad de las actividades a cargo de los pliegos que a continuación se menciona, autorízase para incorporar en su presupuesto institucional del Año Fiscal 2018 en la Fuente de Financiamiento Recursos Ordinarios, los recursos no ejecutados en el presupuesto institucional del Año Fiscal 2017 por la fuente de financiamiento Recursos Ordinarios, de los siguientes pliegos:

a) En el pliego Intendencia Nacional de Bomberos del Perú" – INBP, los recursos asignados para adquisición de Equipos de Protección Personal - EPP, equipamiento y mantenimiento, acondicionamiento y reparaciones, en su presupuesto institucional del Año Fiscal 2017;

b) En el pliego Ministerio de Desarrollo e Inclusión Social, los recursos destinados para el servicio alimentario que brinda el Programa Nacional de Alimentación Escolar Qali Warma, correspondiente a la Partida de Gasto 2.5.2.1.1.99 (A otras organizaciones).

c) En el pliego Ministerio de Vivienda, Construcción y Saneamiento, los recursos incorporados en su presupuesto en el marco del Decreto de Urgencia 008-2017, que fueron destinados para mantenimiento de maquinarias y vehículos pesados, rehabilitación de colectores de saneamiento colapsados, y para adquisición de maquinaria y equipos para restablecer servicios de saneamiento.

d) En los pliegos del Gobierno Nacional, gobiernos regionales y gobiernos locales, los recursos transferidos hasta S/ 44 838 509,00 (CUARENTA Y CUATRO MILLONES OCHOCIENTOS TREINTA Y OCHO MIL QUINIENTOS NUEVE Y 00/100 SOLES) mediante los decretos supremos Nros. 292-2017-EF y 319-2017-EF, destinados a financiar las intervenciones a cargo de dichos pliegos vinculadas a la visita de Su Santidad el Papa Francisco al Perú del 18 al 21 de enero del año 2018.

La incorporación de los recursos a los que se refiere la presente disposición se autoriza hasta el 15 de marzo de 2018, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro del sector correspondiente, debiéndose emitir el decreto supremo correspondiente dentro de dicho plazo, previo informe favorable de la Dirección General de Presupuesto Público. Para ello, exceptúase de lo dispuesto en el literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276 Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería.

Lo dispuesto en los párrafos precedentes es aplicable, siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2018 por parte del respectivo pliego, para el mismo programa presupuestal o actividad, según corresponda, y la misma meta presupuestaria.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

QUINCUAGÉSIMA NOVENA. Autorízase, durante el Año Fiscal 2018, al Ministerio de Salud hasta por la suma de S/ 861 000 000,00 (OCHOCIENTOS SESENTA Y UNO MILLONES Y 00/100 SOLES) y a ESSALUD hasta por la suma de

S/ 104 800 000,00 (CIENTO CUATRO MILLONES OCHOCIENTOS MIL Y 00/100 SOLES), para efectuar adquisiciones a través de la Organización Panamericana de la Salud (OPS/OMS), el Fondo de las Naciones Unidas para la Infancia (UNICEF), y del Fondo de Poblaciones de las Naciones Unidas (UNFPA), de productos farmacéuticos, vacunas, dispositivos médicos, productos sanitarios y otros bienes necesarios para las intervenciones estratégicas definidas por el Ministerio de Salud y ESSALUD a través de Resolución del titular de la entidad.

Para dicho efecto, los titulares de las entidades suscribirán convenios de cooperación técnica u otros de naturaleza análoga, incluidas sus adendas, con los citados organismos internacionales; previo informe técnico que demuestre ventajas y beneficios del convenio, informe favorable de la Oficina de Planeamiento y Presupuesto, o la que haga sus veces, el cual demuestre la disponibilidad de recursos para su financiamiento e informe legal.

El Ministerio de Salud y ESSALUD quedan autorizados a transferir financieramente, a favor del organismo internacional respectivo, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución de los convenios de cooperación técnica u otras de naturaleza análoga celebrados en el marco de lo establecido en la presente disposición. Dichas transferencias financieras se autorizan mediante resolución del titular de la entidad, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

El Ministerio de Salud y ESSALUD, bajo la responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas y al Organismo Supervisor de Contrataciones del Estado (OSCE).

El Ministerio de Salud y ESSALUD informan trimestralmente a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, sobre el avance o ejecución de las compras autorizadas en la presente disposición.

SEXAGÉSIMA. Durante el Año Fiscal 2018, facúltase a las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, para el desarrollo de los fines que por Ley les corresponde en materia de innovación, adopción y absorción tecnológica, aseguramiento de la calidad (certificaciones y reglamentos técnicos), fortalecimiento de capacidades de generación y asimilación de conocimientos tecnológicos, capacidades productivas y de gestión empresarial, para transferir recursos a favor del Programa Nacional de Innovación para la Competitividad y Productividad del Ministerio de la Producción.

Para el caso de las entidades del Gobierno Nacional dichas transferencias se realizan bajo la modalidad de modificaciones presupuestarias en el nivel institucional, las que se aprueban mediante decreto supremo refrendado por el ministro de la Producción y el ministro de Economía y Finanzas, a propuesta del titular del pliego que transfiere el recurso. Para el caso de las entidades del Poder Ejecutivo, dicho decreto supremo debe ser refrendado, además, por el ministro del sector al que pertenezca la entidad que transfiere los recursos.

Para el caso de los gobiernos regionales y gobiernos locales, las transferencias de recursos se efectúan a través de transferencias financieras, las que se aprueban mediante acuerdo de consejo regional o concejo municipal, respectivamente. El acuerdo del consejo regional se publica en el diario oficial El Peruano, y el acuerdo del concejo municipal se publica en su página web.

Las modificaciones presupuestarias en el nivel institucional, así como las transferencias financieras autorizadas por la presente disposición, se aprueban previa suscripción de convenio y requiriéndose el informe favorable previo de la oficina de presupuesto o la que haga sus veces del pliego que transfiere el recurso. Cada pliego presupuestario que efectúa modificaciones presupuestarias en el nivel institucional o transferencias financieras, según corresponda, es responsable de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos; y del cumplimiento de las acciones contenidas en el convenio, para lo cual realiza el monitoreo correspondiente.

Asimismo, la aplicación de lo establecido en esta disposición se financia con cargo al presupuesto institucional de las entidades del Gobierno Nacional, gobiernos regionales y gobiernos locales, sin demandar recursos adicionales al tesoro público, conforme a sus competencias y en el marco de las leyes anuales de presupuesto.

SEXAGÉSIMA PRIMERA. Autorízase, en el Año Fiscal 2018, de manera excepcional, al Ministerio del Interior a efectuar modificaciones presupuestarias en el nivel institucional, con cargo a los recursos del Fondo Especial para la Seguridad Ciudadana (FESC), para la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentran bajo el ámbito de dicho sistema nacional, por los gobiernos regionales o los gobiernos locales, previa suscripción de un convenio, en el cual, entre otros, aspectos se señalen las responsabilidades de cada entidad, incluyendo la obligatoriedad de la entidad receptora de los recursos de informar al Ministerio del Interior, sobre el avance físico y financiero de la ejecución de las intervenciones antes mencionadas a financiar.

Dichas inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y proyectos que no se encuentran bajo el ámbito de dicho sistema nacional, serán aprobados en el marco de los fines y procedimientos del Fondo Especial para la Seguridad Ciudadana, creado por el Decreto de Urgencia 052-2011 y las modificaciones presupuestarias en el nivel institucional, autorizadas en el párrafo precedente serán aprobadas mediante decreto supremo refrendado por el ministro de Economía y el ministro del Interior, a propuesta de este último.

SEXAGÉSIMA SEGUNDA. Autorízase a la Agencia Peruana de Cooperación Internacional (APCI) financiar, con cargo a su presupuesto institucional y en el marco de lo señalado por el Decreto Legislativo 719, la adquisición de pasajes, viáticos y seguros personales que permita el desplazamiento de personal peruano hacia el exterior para brindar asistencia técnica y capacitación, así como también para facilitar el desplazamiento de extranjeros hacia el Perú para recibir asistencia técnica y capacitación, ambos de corta duración.

Los gastos que se efectúen en el marco de lo establecido en la presente disposición deberán contar previamente con una autorización aprobada mediante resolución del titular del Ministerio de Relaciones Exteriores.

La autorización establecida en la presente disposición se financia con cargo al presupuesto institucional de la APCI, sin demandar recursos adicionales al tesoro público.

SEXAGÉSIMA TERCERA. Autorízase, por excepción, al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2018, para realizar transferencias financieras hasta por la suma de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES) a favor de organismos internacionales para atender el pago de boletos aéreos y de los gastos de traslado de bienes y equipamiento deportivo necesarios para el desarrollo de los XVIII Juegos Panamericanos y Sextos Juegos Parapanamericanos del 2019, en el marco de los compromisos y obligaciones asumidos por el Comité Organizador de los XVIII Juegos Panamericanos del 2019 (COPAL – PERÚ).

Las transferencias financieras se aprobarán mediante resolución de su titular, previo informe favorable de su oficina de presupuesto, o la que haga sus veces, pudiendo delegar dicha facultad. La resolución que aprueba las transferencias financieras se publica en el diario oficial El Peruano.

Los recursos públicos transferidos al organismo internacional por las entidades competentes, en el marco de la presente disposición, deben ser destinados solo a los fines para los cuales se autorizó la transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional del pliego Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al tesoro público.

El Ministerio de Transportes y Comunicaciones es responsable del seguimiento y cumplimiento de los fines y metas para los cuales transfiere los recursos en el marco de la presente disposición.

SEXAGÉSIMA CUARTA. Autorízase, durante el Año Fiscal 2018, al Ministerio de Energía y Minas para realizar transferencias financieras hasta S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES) a favor del Fondo de Adelanto Social, creado por el Decreto Legislativo 1334, Decreto Legislativo que crea el Fondo de Adelanto Social. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano.

Las referidas transferencias se depositan en la cuenta que determine la Dirección General de Endeudamiento y Tesoro Público del Ministerio de Economía y Finanzas.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Energía y Minas, sin demandar recursos adicionales al tesoro público.

SEXAGÉSIMA QUINTA. Las entidades comprendidas en el artículo I del Texto Único Ordenado de la Ley del Procedimiento Administrativo General, aprobado mediante Decreto Supremo 006-2017-JUS, deben adecuar sus regulaciones, procedimientos y procesos de gestión para asegurar el cumplimento de las disposiciones en simplificación administrativa contenidas en dicha norma y en el Decreto Legislativo 1246, que aprueba diversas medidas de simplificación administrativa e interoperabilidad. Hasta el 30 de junio 2018, las entidades deben informar, bajo responsabilidad, las medidas adoptadas a la Presidencia del Consejo de Ministros.

La Presidencia del Consejo de Ministros realiza la verificación aleatoria de la información remitida. El incumplimiento de las disposiciones de simplificación o de interoperabilidad, de la obligación de informar o la falsedad de la información remitida, darán lugar a que la entidad sea incorporada en el informe de verificación que se elevará al Consejo de Ministros, el cual servirá para determinar la participación de las entidades públicas en las transferencias para proyectos e inversiones con financiamiento del Gobierno Nacional, participación en fondos y proyectos e inversiones financiados con recursos de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, de los años 2018 y 2019, según corresponda. La Presidencia del Consejo de Ministros mediante decreto supremo establece el ámbito de aplicación, los criterios, la metodología, progresividad en la implementación y demás disposiciones normativas requeridas para el cumplimiento de esta disposición.

SEXAGÉSIMA SEXTA. Dispónese que, en el Presupuesto del Sector Público para el Año Fiscal 2018, en la Reserva de Contingencia, se ha incluido la suma de hasta de S/ 9 000 000,00 (NUEVE MILLONES Y 00/100 SOLES), como monto adicional para el financiamiento del Programa del Vaso de Leche de aquellos distritos que se encuentran en el quintil 1 o 2, con mayor porcentaje de hogares con al menos una necesidad básica insatisfecha y tasas más altas de desnutrición crónica infantil. La distribución de recursos en estos distritos focalizados será proporcional al tamaño de su población objetivo, correspondiendo al Ministerio de la Mujer y Poblaciones Vulnerables la aprobación de los índices de distribución, en el marco del numeral 7.1 del artículo 7 de la Ley 27470, Ley que establece normas complementarias para la ejecución del Programa del Vaso de Leche, modificado por la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014.

Asimismo, autorízase al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de la Mujer y Poblaciones Vulnerables, con cargo a los recursos a los que se refiere el artículo 44 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, hasta por la suma de S/ 20 000 000,00 (VEINTE MILLONES Y 00/100 SOLES), destinados a los centros de emergencia mujer a cargo de dicho ministerio.

El Ministerio de la Mujer y Poblaciones Vulnerables, informa trimestralmente a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República sobre el avance e implementación de los centros de emergencia mujer, a que se refiere el segundo párrafo de la presente disposición.

SEXAGÉSIMA SÉTIMA. Autorízase al Ministerio de Vivienda, Construcción y Saneamiento a realizar transferencias financieras a favor del "Fondo para el financiamiento de proyectos de inversión pública en materia agua, saneamiento y salud", creado mediante la trigésima segunda disposición complementaria final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017, el cual se denominará "Fondo para el financiamiento de proyectos de inversión pública e inversiones en materia de agua y saneamiento", con cargo a su presupuesto institucional, en las fuentes de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, sin demandar recursos adicionales al tesoro público, para el financiamiento de proyectos de inversión pública en materia de agua y saneamiento de las entidades del Gobierno Nacional, los gobiernos regionales, los gobiernos locales y las empresas prestadoras de servicios de saneamiento; así como para el financiamiento de inversiones de optimización, ampliación marginal, reposición y de rehabilitación, en materia de agua y saneamiento de las empresas prestadoras de servicios de saneamiento.

Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano. Asimismo, los recursos que se transfieren al Fondo en aplicación del presente artículo, se incorporan en los pliegos de las entidades del Gobierno Nacional, gobierno regional y gobierno local, respectivos, en la fuente de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, según corresponda, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último. En el caso de pliegos del gobierno regional y gobierno local, el decreto supremo es refrendado por el ministro de Economía y Finanzas, el Presidente del Consejo de Ministros, y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último.

Para efectos de la transferencia de recursos del "Fondo para el financiamiento de proyectos de inversión pública e inversiones en materia de agua y saneamiento", a favor de las empresas prestadoras de servicios de saneamiento, tales recursos son incorporados en el Ministerio de Vivienda, Construcción y Saneamiento, mediante decreto supremo refrendado por el ministro de Economía y Finanzas y el ministro de Vivienda, Construcción y Saneamiento, a propuesta de este último; y son posteriormente transferidos financieramente a las referidas empresas mediante resolución del titular del Ministerio de Vivienda, Construcción y Saneamiento, la cual se publica en el diario oficial El Peruano.

SEXAGÉSIMA OCTAVA. Autorízase, durante el Año Fiscal 2018, al Ministerio de Economía y Finanzas, a realizar un aporte de capital a la Corporación Financiera de Desarrollo S.A. - COFIDE por la suma de S/ 167 500 000,00 (CIENTO SESENTA Y SIETE MILLONES QUINIENTOS MIL Y 00/100 SOLES), con cargo a su presupuesto institucional.

SEXAGÉSIMA NOVENA. Autorízase, al Ministerio de la Producción a aprobar transferencias financieras a favor de la Municipalidad Provincial Leoncio Prado, departamento de Huánuco, en el marco del convenio suscrito, hasta por la suma de S/ 16 296 360,00 (DIECISEIS MILLONES DOSCIENTOS NOVENTA Y SEIS MIL TRESCIENTOS SESENTA Y 00/100 SOLES) destinado a financiar la ejecución del saldo de obra del proyecto de inversión pública "Ampliación y Remodelación del Mercado Modelo de Tingo María, Provincia de Leoncio Prado – Huánuco" con código SNIP 150179.

La transferencia financiera autorizada se realiza mediante resolución del titular del pliego, previo informe favorable de la oficina de presupuesto. La resolución del titular del pliego se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La entidad que recibe la transferencia financiera en el marco de lo establecido en la presente disposición, informa al Ministerio de la Producción los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y a las disposiciones contenidas y/o adendas correspondientes.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

SEPTUAGÉSIMA. Autorízase al Ministerio de la Producción y al Ministerio de Cultura, durante el Año Fiscal 2018, a efectuar transferencias financieras a favor de los pliegos que conforman el sector Producción y Cultura, según corresponda, para el financiamiento de intervenciones prioritarias sectoriales establecida por el titular de cada sector, con cargo a los saldos de balance que incorpore en su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados.

Las transferencias financieras autorizadas en el párrafo precedente se aprueban mediante resolución del titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad del Gobierno Nacional que transfiere los recursos. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Las entidades del Gobierno Nacional son responsables del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales les fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

El Ministerio de la Producción y el Ministerio de Cultura informan, trimestralmente, a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República sobre el uso de los recursos a los que se refiere la presente disposición.

SEPTUAGÉSIMA PRIMERA. La presente ley entra en vigencia a partir del 1 de enero de 2018, salvo los artículos 25, 27 y 28, Tercera, Cuarta, Décima Sexta, Vigésima Primera, Vigésima Quinta, Trigésima Sexta, Trigésima Octava, Quincuagésima Tercera, Quincuagésima Octava y Sexagésima Novena Disposiciones Complementarias Finales, y la Primera y Segunda Disposiciones Complementarias Transitorias que rigen a partir del día siguiente de su publicación en el diario oficial El Peruano.

Asimismo, prorrógase la vigencia, hasta el 31 de diciembre de 2018, de:

i. La Centésima Vigésima Cuarta Disposición Complementaria Final de la Ley 29951, Ley de Presupuesto del Sector Público para el Año Fiscal 2013.

ii. De la autorización establecida en los artículos 31 y 40 de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016 y modificatorias.

iii. De la autorización establecida en la Quincuagésima Octava Disposición Complementaria Final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, estableciéndose que para el caso del Programa Nacional de Innovación para la Competitividad y Productividad, la ejecución del gasto se registra en la Partida de Gasto 2.6.7 Inversiones Intangibles.

iv. De las disposiciones contenidas en los artículos 1 y 2 del Decreto de Urgencia 003-2012 para el Programa Nacional contra la Violencia Familiar y Sexual.

v. El proceso de transferencia dispuesto por la novena disposición complementaria final de la Ley 29565, Ley de Creación del Ministerio de Cultura.

vi. Los artículos 2, 3, 4 y 5 y segunda, tercera y cuarta disposiciones finales del Decreto de Urgencia 010-2017.

vii. El artículo 14 del Decreto de Urgencia 004-2017.

viii. El artículo 6 del Decreto de Urgencia 002-2017.

ix. El artículo 3, 4 y 6, segunda y tercera disposición complementaria final del Decreto de Urgencia 013-2017.

x. La septuagésima sétima disposición complementaria final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017.

SEPTUAGÉSIMA SEGUNDA. Autorízase, al Ministerio de la Producción durante el Año Fiscal 2018, para aprobar transferencias financieras a favor de organismos internacionales y celebrar convenios de administración de recursos y/o adendas, conforme a lo dispuesto por la Ley 30356, para garantizar la continuidad de la ejecución del proyecto de inversión pública "Mejoramiento del Servicio de Comercialización del Gran Mercado de Belén - Iquitos, Provincia de Maynas, Departamento de Loreto", con código SNIP 317396 que se viene ejecutando con el Programa de las Naciones Unidas para el Desarrollo (PNUD).

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego respectivo, previo informe favorable de la Oficina de Presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

La aplicación de la presente disposición se financiará con cargo al presupuesto institucional del pliego, sin demandar recursos adicionales al Tesoro Público.

SEPTUAGÉSIMA TERCERA. Dispóngase que la Universidad Nacional de Música, la Universidad Nacional Daniel Alomía Robles y la Universidad Nacional Diego Quispe Tito, a que se refiere la Ley 30597, constituyen pliegos presupuestarios.

Para la implementación de la presente disposición, autorícese al Ministerio de Educación y a los Gobiernos Regionales de Huánuco y de Cusco a realizar modificaciones presupuestarias en el nivel institucional a favor de las referidas universidades. Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo; en el caso del Ministerio de Educación el Decreto Supremo será refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último; y, en el caso de los Gobiernos Regionales el Decreto Supremo será refrendado por el Ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta de los Gobiernos Regionales correspondientes.

De acuerdo a lo dispuesto por el artículo 2 de la Ley 30597, las universidades mencionadas en el primer párrafo de la presente disposición adecuarán sus estatutos y órganos de gobierno a lo establecido en la Ley 30220, Ley Universitaria; asimismo, para la implementación de lo dispuesto en el artículo 29 de la Ley Universitaria, se exceptúa al Ministerio de Educación de los numerales 61.2 y 61.3 del artículo 61 de ésta última.

Mediante Decreto Supremo refrendado por el Ministro de Educación, se aprobarán las normas complementarias para la mejor implementación de la presente disposición.

SEPTUAGÉSIMA CUARTA. Autorízase al Pliego 457 Gobierno Regional de Piura la creación de la Unidad Ejecutora Instituto Superior Tecnológico Público Luciano Castillo Colonna de la provincia de Talara.

Para este fin exonérase al Pliego 457, de lo establecido en el artículo 58 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

SEPTUAGÉSIMA QUINTA. Créase las unidades ejecutoras en las direcciones regionales de salud de la Provincia de Lauricocha y Yarowilca Pliego 406 del pliego presupuestal del Gobierno Regional de Huánuco.

SEPTUAGÉSIMA SEXTA. Créase la Unidad Ejecutora Hospital de Lircay en el Pliego Gobierno Regional del Departamento De Huancavelica, la misma que se sujeta el presupuesto institucional del pliego 447, sin demandar recursos adicionales al tesoro público, quedando exceptuados sólo del requisito del monto del presupuesto anual por toda la fuente de financiamiento establecido en el artículo 58 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

SEPTUAGÉSIMA SÉTIMA. Exonérase al Ministerio Público de la prohibición prevista en el artículo 6 de la presente ley, para la implementación de las valorizaciones y el servicio de guardia a que se refieren los artículos 8 y 10, respectivamente, del Decreto Legislativo 1153, Decreto Legislativo que regula la política integral de compensaciones y entregas económicas del personal de la salud al servicio del Estado, para el personal del Instituto de Medicina Legal y Ciencias Forenses.

Asimismo, autorízase la progresión en la carrera a los profesionales de la salud médicos y no médicos de Instituto de Medicina Legal y Ciencias Forenses, la misma que se desarrolla en el marco de la normatividad vigente; para tal efecto, exonérase al Ministerio Público, de la prohibición prevista en el artículo 8 de la presente Ley.

SEPTUAGÉSIMA OCTAVA. Dispónese la creación de dos unidades ejecutoras en el Pliego 003 Ministerio de Cultura, durante el Año Fiscal 2018, a cargo de las direcciones desconcentradas de cultura de Huánuco y Ayacucho para el Complejo Arqueológico Kotosh y Complejo Arqueológico Wari, las mismas que se sujetan al presupuesto institucional de la entidad sin demandar recursos adicionales al tesoro público, quedando exceptuadas solo del requisito del monto del presupuesto anual por toda la fuente de financiamiento establecido en el artículo 58 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

SEPTUAGÉSIMA NOVENA. Créase las Unidades Ejecutoras en el Pliego 003 Ministerio de Cultura, durante el Año Fiscal 2018, en los ámbitos jurisdiccionales de los Departamentos de Ancash y Apurímac; las mismas que se sujetan al presupuesto institucional quedando exceptuadas solo del requisito del monto del presupuesto anual por toda la fuente de financiamiento establecido en el Artículo 58 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

OCTOGÉSIMA. Créase la unidad ejecutora en la dirección desconcentrada de cultura en el departamento de Huancavelica.

OCTOGÉSIMA PRIMERA. Dispóngase que los montos del Saldo de Balance que no se incorporen al 31 de enero de 2018, provenientes de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, correspondientes a una emisión interna de bonos, podrán ser depositados durante el mes de febrero de 2018 en la cuenta que determine la Dirección General de Endeudamiento y Tesoro Público, en coordinación con la Dirección General de Programación de Inversiones.

Mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas se autoriza la incorporación de dichos recursos en el presupuesto de los pliegos del Gobierno Nacional, los Gobiernos Regionales y Gobiernos Locales, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para ser destinados a la ejecución de proyectos de inversión.

OCTOGÉSIMA SEGUNDA. Declárese de necesidad pública y de preferente interés nacional el siguiente proyecto de inversión pública:

Mejoramiento de los servicios de Administración de Justicia de los órganos jurisdiccionales en la provincia de Ilo del Distrito Judicial de Moquegua, con código SNIP 140623, con un presupuesto de S/ 8 845 317,00 (OCHO MILLONES OCHOCIENTOS CUARENTA Y CINCO MIL TRESCIENTOS DIECISIETE Y 00/100 SOLES), con cargo a su presupuesto.

OCTOGÉSIMA TERCERA. Establézcase que para el cumplimiento del Decreto Supremo 178-2002-EF y modificatorias, la Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), realiza las adquisiciones y contrataciones que sean necesarias al amparo de lo dispuesto en el artículo 27 de la Ley 30225, Ley de Contrataciones del Estado y modificatorias, y en los artículos 85, 86 y 87 de su Reglamento, aprobado mediante Decreto Supremo 350-2015-EF y modificatorias, las que se financian con cargo a su presupuesto. A tales efectos, la Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) emitirá las disposiciones complementarias a efectos de garantizar el cumplimiento de lo señalado en el presente artículo.

OCTOGÉSIMA CUARTA. Autorizase, excepcionalmente y durante el año fiscal 2018, a la Comisión Nacional para el Desarrollo y Vida sin Drogas - DEVIDA, a contratar los servicios de personas naturales, a través de locación de servicios, en el marco del procedimiento de contratación establecido en el Código Civil, para las acciones de poserradicación fuera de la capital de la República a realizarse en el año fiscal 2018. DEVIDA queda facultada a brindar a los locadores talleres informativos para el desarrollo de la prestación del servicio, conforme a las necesidades propias de la entidad.

Esta autorización no se encuentra exenta de lo dispuesto en el Sistema Nacional de Control.

La presente disposición es financiada con cargo al presupuesto institucional de DEVIDA, sin demandar recursos adicionales al Tesoro Público, quedando suspendida las normas que se opongan o limiten la aplicación de esta disposición. DEVIDA impulsará las acciones necesarias para realizar la contratación en el marco del Código Civil.

OCTOGÉSIMA QUINTA. Amplíese, hasta el 29 de diciembre de 2017, el plazo para que los gobiernos regionales y gobiernos locales se acojan al Régimen de Sinceramiento de Deudas por Aportaciones al ESsalud y a la ONP y al Régimen de Reprogramación de pago de Aportes Previsionales al Fondo de Pensiones (REPRO -AFP), establecidos en el párrafo 17.2 del artículo 17 y en el artículo 26 del Decreto Legislativo 1275, Decreto Legislativo que Aprueba el Marco de la Responsabilidad y Transparencia Fiscal de los Gobiernos Regionales y Gobiernos Locales.

OCTOGÉSIMA SEXTA. Créase en el pliego 441, Gobierno Regional del Departamento de Ancash, la Unidad Ejecutora Autoridad Portuaria Regional de Ancash, con cargo a sus propios recursos, se sujeta a las disposiciones establecidas en la Ley 28411, Ley General del Sistema Nacional de Presupuesto, quedando exceptuada del requisito del monto establecido en el artículo 58.

OCTOGÉSIMA SÉTIMA. Dispóngase la atención progresiva de la prestación del servicio alimentario a los escolares de nivel secundario de la modalidad jornada escolar completa, a través del programa Nacional de alimentación escolar Qali Warma del Ministerio de Desarrollo e Inclusión Social, lo que se financia con cargo al presupuesto institucional de dicho ministerio hasta por la suma de S/ 75 000 000,00 (SETENTA Y CINCO MILLONES Y 00/100 SOLES).

Para tal fin, autorizase al Ministerio de Desarrollo e Inclusión Social, durante el año fiscal 2018, a realizar modificaciones presupuestarias en el nivel funcional programático, por la fuente de financiamiento recursos ordinarios, quedando exonerado de lo establecido en el numeral 80.1 del artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, y de los numerales 9.4, 9.7 y segundo párrafo del numeral 9.9 del artículo 9 de la presente Ley.

OCTOGÉSIMA OCTAVA. Dispóngase que, la certificación de crédito presupuestario y la constancia respecto a la previsión de recursos para las convocatorias a procedimientos de selección que se realicen en el mes de diciembre del año fiscal 2017, donde el otorgamiento de la Buena Pro y suscripción del contrato se realizan en el año fiscal siguiente, y el financiamiento se efectúa con cargo a los recursos del "Fondo para intervenciones ante la ocurrencia de desastres naturales" – FONDES, en el marco del numeral 5.1 del artículo 5 de la Ley 30556; se realiza conforme a lo siguiente:

a) La Oficina de Presupuesto de la entidad que realizará la convocatoria al procedimiento de selección, otorgará una constancia respecto a la previsión de recursos correspondientes al valor estimado o referencial de dicha convocatoria. Para tal efecto, deberá contar con:

- El Acta del Directorio de la Autoridad para la Reconstrucción con Cambios (ARRC), que aprueba el financiamiento de las intervenciones con cargo a los recursos del FONDES; dicha Acta deberá identificar la entidad ejecutora, la actividad y/o inversiones públicas así como los montos correspondientes al financiamiento de los mismos, incluidos en el Plan de la Reconstrucción.
- La opinión favorable suscrita por el Director de la Oficina General de Planificación y Presupuesto de la Presidencia del Consejo de Ministros, respecto de la disponibilidad de los recursos para el financiamiento de las intervenciones aprobadas en el Acta del Directorio de la ARRC mencionada en el acápite precedente, y que se encuentran programados en el pliego Presidencia del Consejo de Ministros en el proyecto de Ley de Presupuesto del Sector Público para el Año Fiscal 2018, para los fines del FONDES en el marco de la Ley 30556.

b) Previo al otorgamiento de la Buena Pro en el año fiscal 2018, se debe contar con la certificación de crédito presupuestario emitida por la Oficina de Presupuesto o la que haga sus veces en la entidad, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en dicho año fiscal, bajo responsabilidad del Titular de la entidad. Para tal efecto, el comité de selección o la oficina a cargo del procedimiento de selección, según corresponda, antes de otorgar la Buena Pro debe solicitar, bajo responsabilidad, a la Oficina de Presupuesto de la entidad o a la que haga sus veces, la referida certificación.

La presente disposición entra en vigencia a partir del día siguiente de publicada la presente ley.

OCTOGÉSIMA NOVENA. Autorízase a la Presidencia del Consejo de Ministros, mediante resolución de su titular, durante el año fiscal 2018, a realizar transferencias financieras a favor del Fondo para intervenciones ante la ocurrencia de desastres naturales (FONDES), creado por el artículo 4 de la Ley 30458, para el financiamiento de las intervenciones a las que se refiere el primer párrafo del numeral 5.1 del artículo 5 de la Ley 30556. La referida resolución ministerial se publica en el diario oficial El Peruano. Asimismo, para efectos de financiar lo establecido en el segundo párrafo del mismo numeral 5.1, la Presidencia del Consejo de Ministros podrá realizar modificaciones presupuestarias en el nivel funcional programático, de conformidad con la normatividad vigente.

Mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y la Presidenta del Consejo de Ministros, se aprobarán de ser necesario las disposiciones complementarias de la presente norma.

La presente disposición entre en vigencia a partir del día siguiente de publicada la presente ley.

NONAGÉSIMA. Exceptúase al Pliego 028 de lo dispuesto en el artículo 6 de la presente ley a efecto de implementar en el Año 2018 lo establecido en el Acuerdo 091-2017-2018/Mesa-CR y asimismo concretar su fortalecimiento y desarrollo institucional en el marco de implantación de la Ley 30647; autorizando para ello a dicho pliego a diseñar e implementar los lineamientos de compensación, gestión de empleo y rendimiento, organización interna y programa de incentivos por retiro voluntario, en tal forma de optimizar su política de gestión de recursos humanos y otras acciones afines, de acuerdo a sus documentos de gestión y demás disposiciones que emite para tal fin. Adicionalmente precísese, que se encuentra exonerada del artículo 9 de la presente ley y del artículo 2 del Decreto de Urgencia 038-2006.

Los procedimientos, alcances y montos para la aplicación de las políticas, programas y lineamientos a que se refiere el párrafo anterior, serán autorizados por acuerdo de Mesa Directiva y se financia con cargo a su presupuesto institucional. Esta disposición entrará en vigencia al día siguiente de su publicación.

NONAGÉSIMA PRIMERA. Precísese la vigencia permanente del artículo 50 de la Ley 30680. Asimismo, a fin de garantizar la continuidad de los proyectos de inversión del Pliego 028, se autoriza al Poder Ejecutivo incorporar los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios asignados para tal fin en el Año Fiscal 2017 no devengados el 31 de diciembre del mismo año. La incorporación se realiza hasta el 31 de marzo de 2018 mediante decreto supremo refrendado por el ministro de Economía y Finanzas; para ello, exceptuase de lo dispuesto en el artículo 18 del Decreto Legislativo 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público no Financiero, y sus modificatorias, para tal efecto, el Pliego 028, deberá remitir a la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas su solicitud de incorporación de recursos suscrita por su titular con el informe favorable del Jefe de la Oficina de Presupuesto o el que haga sus veces. Esta disposición entrará en vigencia al día siguiente de su publicación.

NONAGÉSIMA SEGUNDA. Autorízase al Ministerio de Economía y Finanzas a realizar un estudio integral a fin de establecer la carrera especial y la política remunerativa para el personal profesional científico del Instituto Geofísico del Perú-IGP, que cumple funciones de investigación especializada en el campo de la geofísica y para el personal profesional especializado del Servicio Nacional de Meteorología y Hidrología - SENAMHI que cumplan funciones en los campos de meteorología, hidrología, oceanografía, geografía, ambiental, agrícola e instrumental y datos hidrometeorológicos.

El monto de los ingresos del personal profesional científico del Instituto Geofísico del Perú-IGP, y del personal profesional especializado del Servicio Nacional de Meteorología y Hidrología - SENAMHI en el marco de la política remunerativa determinada, se aprobará en estricta observancia de la Cuarta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Para efectos de implementar lo dispuesto en la presente disposición, exonérase al Instituto Geofísico del Perú – IGP y al Servicio Nacional de Meteorología y Hidrología - SENAMHI de lo establecido en los artículos 6 y 9 de la presente Ley.

NONAGÉSIMA TERCERA. Autorízase, excepcionalmente, al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2018, a realizar modificaciones presupuestarias en el nivel institucional a favor de la Agencia de Promoción de la Inversión Privada (PROINVERSION), para financiar el desarrollo de los estudios de preinversión de los proyectos de inversión referidos al Ferrocarril Tacna - Arica, Ferrocarril Barranca- Lima- Ica y Vía expresa de Carga al Puerto del Callao, priorizados en el Programa Multianual de Inversión 2018-2020 del Ministerio de Transportes y Comunicaciones.

Las modificaciones presupuestarias en el nivel institucional, autorizadas por la presente disposición, se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, exonérese al Ministerio de Transportes y Comunicaciones de las limitaciones establecidas en el literal c) del numeral 41.1 del artículo 41, los artículos 76 y 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto; y a la agencia de promoción de la inversión privada (PROINVERSION) de lo establecido en el artículo 73 de la misma Ley 28411.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

NONAGÉSIMA CUARTA. Autorízase, excepcionalmente, al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2018, a realizar modificaciones presupuestarias en el nivel institucional a favor de la Agencia de Promoción de la Inversión Privada, (PROINVERSION), hasta por el monto de S/ 12 500 000,00 (DOCE MILLONES QUINIENTOS MIL Y 00/100 SOLES), para financiar el desarrollo de los estudios de preinversión, así como otros gastos durante el proceso de promoción de la inversión privada, para el Tercer Grupo de Aeropuertos de Provincia de la República del Perú, conformado por los aeropuertos de Jaén, Huánuco, Jauja, Ilo, Tingo María, Yurimaguas, Rioja y Chimbote.

Las modificaciones presupuestales en el nivel institucional autorizadas por la presente disposición, se aprueba mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, exonérase al Ministerio de Transportes y Comunicaciones de las limitaciones establecidas en el literal c) del numeral 41.1 del artículo 41, y artículos 76 y 80 de la Ley 28411, Ley General del Sistema Nacional del Presupuesto y a la Agencia de Promoción de la Inversión Privada (PROINVERSION) de lo establecido en el artículo 73 de la Ley 28411, antes citada.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

NONAGÉSIMA QUINTA. Dispóngase la incorporación de la Empresa de Servicios de Agua Potable y Alcantarillado de Lima- SEDAPAL, en los alcances de la Ley 30533, Ley que autoriza al Ministerio de Vivienda, Construcción y Saneamiento a realizar intervenciones a través de núcleos ejecutores, para la ejecución de inversiones públicas en las zonas rurales de la cuenca media y alta de los ríos Chillón, Rímac, Lurín y la parte alta del río Mantaro destinadas a la conservación, recuperación o uso sostenible de los ecosistemas; así como la provisión de servicios de saneamientos ecológicos, incluyendo las instalaciones intradomiciliarias a favor de la población en situación de pobreza y pobreza extrema en las zonas periurbanas ubicadas en su ámbito de atención. SEDAPAL, a través de su Directorio, aprueba el ámbito, alcance, población beneficiaria, líneas de intervención y demás medidas que resulten necesarias para la ejecución de la presente disposición; asimismo, publica en su portal institucional informes trimestrales sobre el avance de la ejecución de las inversiones públicas a qué se refiere la presente disposición.

NONAGÉSIMA SEXTA. Dispóngase que el pago de los pasajes y viáticos necesarios para que la Policía Nacional del Perú brinde el servicio de seguridad a qué se refiere el inciso 6 del artículo 2 del Decreto Legislativo 1267, Ley de la Policía Nacional del Perú, o norma que la sustituya, podrá ser efectuado también por los pliegos a los que se asigne el resguardo policial, con cargo a su respectivo presupuesto institucional. De resultar necesario mediante Decreto Supremo refrendado por el Ministro del Interior se aprueban las disposiciones que resulten necesarias para la mejor aplicación de la presente medida.

Los viáticos que se otorgan en el marco de lo establecido en la presente disposición se sujetan a los montos aprobados para los viáticos por viajes a nivel nacional en comisiones de servicios mediante Decreto Supremo 007-2013 - EF.

NONAGÉSIMA SÉTIMA. Dispónese que, la creación de las siguientes unidades ejecutoras, durante el Año Fiscal 2018, se sujeta al presupuesto institucional de las entidades respectivas en las que se creen, sin demandar recursos adicionales al Tesoro Público, y para tal efecto, los pliegos presupuestarios que propongan su creación quedan exceptuados sólo del requisito del monto del presupuesto anual por toda fuente de financiamiento establecido en el artículo 58 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto:

a) Unidad Ejecutora Corte Superior de Justicia de Ayacucho, en el pliego Poder Judicial.
b) Unidad Ejecutora Corte Superior de Justicia de Lima Este, en el pliego Poder Judicial.
c) Unidad Ejecutora Corte Superior de Justicia de Lima Sur, en el pliego Poder Judicial.
d) Unidad Ejecutora Corte Superior de Justicia de Huaura, en el pliego Poder Judicial.
e) Unidad Ejecutora Corte Superior de Justicia de Apurímac, en el pliego Poder Judicial.
f) Unidad Ejecutora Corte Superior de Justicia de Ucayali, en el pliego Poder Judicial.
g) Unidad Ejecutora Redes de Salud Periféricas en el Departamento de Madre de Dios en el pliego Gobierno Regional De Madre De Dios.
h) Unidad Ejecutora de Cultura del departamento de Pasco, en el Pliego Ministerio de Cultura.
i) Unidad ejecutora de Salud Cajamarca - Cajamarca, en el pliego Gobierno Regional del Departamento de Cajamarca.
j) Unidad ejecutora del Instituto de Educación Superior Tecnológico Público "Nueva Esperanza" en el Pliego 451 Gobierno Regional del Departamento de La Libertad.

NONAGÉSIMA OCTAVA. Dispónese la conformación de una Comisión Sectorial, la misma que se sujeta a lo establecido por la Ley 29158, Ley Orgánica del Poder Ejecutivo, encargada de revisar los últimos procesos de nombramiento del personal de salud con la finalidad de identificar a los trabajadores que a la entrada en vigencia del Decreto Legislativo 1153 tuvieron vínculo laboral, cumplieron con las condiciones y requisitos establecidos por el Ministerio de Salud para el mencionado nombramiento, y no fueron incluidos en dichos procesos de nombramiento, así como de proponer al Poder Ejecutivo, en un plazo de hasta noventa (90) días calendario, el marco legal que corresponda para la solución integral del personal de salud no considerado en los mencionados procesos de nombramiento.

Las medidas que proponga la citada comisión se financian con cargo al presupuesto institucional del Ministerio de Salud, sin demandar recursos adicionales al Tesoro Público.

NONAGÉSIMA NOVENA. Reactívese la Comisión Especial creada por la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372, a fin de continuar con el proceso de evaluación y cuantificación correspondiente a la devolución de los montos que los pliegos presupuestarios hubieren descontado respecto a la bonificación a que se refiere el artículo 2 del Decreto de Urgencia 037-94, a que se refiere la citada Disposición.

Para tal efecto, se autoriza al Ministerio de Economía y Finanzas para realizar modificaciones presupuestarias en el nivel funcional programático en el marco de lo establecido en el artículo 45 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES). Asimismo, el Ministerio de Economía y Finanzas queda autorizado a realizar transferencias financieras a favor del Fondo creado mediante la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016.

Los recursos del Fondo comprendidos en la presente disposición, mantienen las características y condiciones establecidas en la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372. Asimismo, la Comisión Especial que se reactiva en el marco de la presente disposición, mantiene la conformación, atribuciones y competencias previstas en la Nonagésima Segunda Disposición Complementaria Final de la Ley 30372.

Mediante decreto supremo se establecerá la vigencia de la Comisión Especial, así como las normas necesarias para el cumplimiento de su finalidad.

La presente disposición comprende la evaluación y cuantificación a los trabajadores contratados bajo el régimen del Decreto Legislativo 276 de las instituciones a que se refiere el Decreto Supremo 004-2010-MIMDES. Para efectos del pago de estos trabajadores dispónese que los recursos sean incorporados en el presupuesto institucional del pliego del gobierno local o del Ministerio de la Mujer y Poblaciones Vulnerables, según corresponda, a efectos de su posterior transferencia financiera a las citadas instituciones, resultando aplicable lo establecido en los numerales 15.2 y 15.3 del artículo 15 de la presente Ley.

CENTÉSIMA. Autorízase a la Oficina Nacional de Procesos Electorales (ONPE), en el año fiscal 2018, a pagar la totalidad de la subvención que le correspondió en el año 2017, en el marco de la Nonagésima Quinta Disposición Complementaria Final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017, a cada partido político y alianza de partidos políticos beneficiarios, comprendidos en el marco de la Ley 28094, Ley de Organizaciones Políticas, y normas modificatorias, o de haberse efectuado alguno de los pagos mensuales a los que se refiere el segundo párrafo de la mencionada disposición complementaria final, se autoriza a dicha entidad a pagar la diferencia que correspondiera para completar el pago que se debió efectuar en el Año Fiscal 2017. Dichos pagos se efectúan hasta el 30 de junio de 2018.

Las subvenciones se aprueban mediante resolución del titular de la Oficina Nacional de Procesos Electorales (ONPE), la que se publica en el diario oficial El Peruano.

Para tal fin, autorízase al Poder Ejecutivo para incorporar, en el año fiscal 2018 dentro del presupuesto institucional de la Oficina Nacional de Procesos Electorales (ONPE), los créditos presupuestarios asignados en el año fiscal 2017, en el presupuesto institucional de dicha entidad para el pago de la subvención a la que se refiere la Nonagésima Quinta Disposición Complementaria Final de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017, de la fuente de financiamiento Recursos Ordinarios, y no devengados al 31 de diciembre de 2017.

Para efectos de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el literal a) del artículo 18 y en literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276 Decreto Legislativo, que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 31 de enero de 2018, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a solicitud del Jefe de la Oficina Nacional de Procesos Electorales (ONPE).

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2018 de la ONPE, para las mismas acciones.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

CENTÉSIMA PRIMERA. Para garantizar, en el año fiscal 2018, la continuidad de las acciones de mantenimiento de Comisarías de la Policía Nacional del Perú a nivel nacional, a cargo del Ministerio del Interior, autorízase al Poder Ejecutivo para incorporar en dicho Ministerio, los créditos presupuestarios asignados mediante Decreto de Urgencia 004-2017, de la fuente de financiamiento Recursos Ordinarios, comprometidos y no devengados al 31 de diciembre de 2017, para ejecutar dichas acciones.

Para efectos de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el literal a) del artículo 18 y en literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo 1276 Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el literal q) del artículo 6 de la Ley 28693, Ley General del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 15 de marzo de 2018, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Interior, a propuesta de este último.

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2018 por parte del respectivo pliego, para las mismas acciones de mantenimiento.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

CENTÉSIMA SEGUNDA. Autorizase, durante el Año Fiscal 2018, la aprobación de una escala de dietas para los miembros de los directorios de las empresas prestadoras de servicios de saneamiento de accionariado municipal.

Lo establecido en la presente disposición se aprueba conforme a lo establecido en la Cuarta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto

CENTÉSIMA TERCERA. Autorízase al Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS), durante el año fiscal 2018, y con cargo a su presupuesto institucional, a realizar transferencias financieras a favor de las Empresas Prestadoras de Servicios de Saneamiento de accionariado municipal, para cubrir los costos de operación y mantenimiento que se generen como consecuencia de la integración de prestadoras, reconocidos o no, en su ámbito de responsabilidad.

Las transferencias financieras autorizadas en el párrafo precedente se aprueban mediante resolución del titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad del Gobierno Nacional que transfiere los recursos. La resolución del titular del pliego se publica en el diario oficial El Peruano.

OTASS es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales les fueron entregados los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

CENTÉSIMA CUARTA. Dispónese que a los funcionarios y servidores públicos sujetos al régimen del Decreto Legislativo 276, Ley de Bases de la Carrera Administrativa y de Remuneraciones del Sector Público que, en virtud de lo dispuesto en el literal c) del artículo 54 de la citada norma, les corresponda el pago de la Compensación por Tiempo de Servicios con ocasión del cese, se les otorgará, en el año fiscal 2018, una entrega económica por única vez equivalente a diez (10) Remuneraciones Mínimas vigentes al momento del cese. La presente disposición queda exonerada de lo dispuesto en el artículo 6 de la presente Ley.

El financiamiento de la medida se efectuará con cargo al presupuesto de cada entidad, de acuerdo a la disponibilidad presupuestal.

CENTÉSIMA QUINTA. Autorízase al Ministerio del Ambiente a realizar un estudio sobre la gobernanza del agua con la finalidad de i) fortalecer la gobernanza multinivel del agua; ii) diseñar e implementar instrumentos económicos sólidos para gestionar la demanda de recursos hídricos, aumentar los ingresos necesarios y asegurar que esos ingresos

se reinviertan en políticas eficaces y eficientes de abastecimiento de agua; y, iii) fortalecer el marco regulatorio para la gestión de recursos hídricos y provisión de servicios para asegurar la sostenibilidad del recurso y la calidad ambiental del mismo.

Lo establecido en el párrafo precedente se financia con cargo al presupuesto institucional del Ministerio del Ambiente.

El presente artículo entra en vigencia al día siguiente de la publicación de la presente Ley.

CENTÉSIMA SEXTA. Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2018, a realizar modificaciones presupuestarias en el nivel institucional, conforme a lo siguiente:

a) A favor del Ministerio de Defensa, hasta por la suma de S/ 106 000 000,00 (CIENTO SEIS MILLONES Y 00/100 SOLES), conforme al siguiente detalle:

- Hasta S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), a la Fuerza Aérea del Perú con el objeto que sean destinadas para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento, rehabilitación u otros, en aeródromos bajo su administración, de acuerdo a los Convenios Específicos y/o Adendas correspondientes, con la finalidad de asegurar la operatividad de los mismos, en beneficio de la infraestructura aeroportuaria del país.
- Hasta S/ 6 000 000,00 (SEIS MILLONES Y 00/100 SOLES) al Ejercito del Perú, para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento rehabilitación u otros, en las instalaciones de la Base de la Aviación del Ejército que colinda con el de las Palmas, de acuerdo a los Convenios Específicos y/o Adendas correspondientes.

b) A favor del Ministerio del Interior (Policía Nacional del Perú), hasta por la suma de S/ 6 000 000,00 (SEIS MILLONES Y 00/100 SOLES), para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento rehabilitación u otros, en sus instalaciones de acuerdo a los Convenios Específicos y/o Adendas correspondientes.

Dichas modificaciones presupuestarias se aprueban mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, el Ministro de Defensa, el Ministro del Interior, según corresponda, y por el Ministro de Transportes y Comunicaciones, a propuesta de este último.

Para efectos de lo establecido en la presente disposición, exonérese al Ministerio de Transportes y Comunicaciones de las limitaciones establecidas el literal c) del numeral 41.1 del artículo 41, el artículo 76 y el artículo 80 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, y, de las limitaciones establecidas en el artículo 9 de la presente ley.

La autorización otorgada en la presente disposición se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

CENTÉSIMA SÉTIMA. Autorízase al Poder Judicial y al Ministerio Público, a otorgar la asignación por gastos operativos para los jueces supernumerarios y fiscales provisionales designados por el Ministerio Público, que no se encuentren en la carrera judicial o carrera fiscal, respectivamente. Dicha asignación se otorga adicionalmente a lo que perciben los citados jueces supernumerarios y fiscales provisionales por concepto de remuneración y se encuentra sujeto a rendición de cuentas.

Los gastos operativos no tienen carácter remunerativo, compensatorio, ni pensionable, ni constituyen de base de cálculo para ningún beneficio, cualquier disposición en contrario es nula de pleno derecho.

El monto de los gastos operativos se aprueba mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a propuesta del Poder Judicial y del Ministerio Público, respectivamente, conforme a lo establecido en la Cuarta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto. Para tal efecto, el Poder Judicial y el Ministerio Público quedan exonerados de la prohibición establecida en el artículo 6 de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017 y del artículo 6 de la presente Ley.

La presente disposición se financia con cargo al presupuesto institucional del pliego Poder Judicial y Ministerio Público.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente Ley.

CENTÉSIMA OCTAVA. Prorrógase hasta el 30 de abril de 2019 el encargo efectuado en la Septuagésima Sexta Disposición Complementaria Final de la Ley 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014.

CENTÉSIMA NOVENA. Autorízase, por única vez, al Tribunal Constitucional, la aprobación de la nueva escala remunerativa, la cual tiene carácter transitorio hasta la implementación del régimen de la Ley 30057, Ley del Servicio Civil, la misma que debe culminar como máximo hasta el mes de junio de 2019. La aprobación de la escala remunerativa se sujeta a lo establecido en el numeral 1 de la Cuarta Disposición Transitoria del Texto Unico Ordenado de la Ley 28411, Ley General del Sistema Nacional de Presupuesto, aprobado por el Decreto Supremo 304-2012-EF. Lo dispuesto en la presente disposición se financia con cargo al presupuesto institucional del Tribunal Constitucional.

Para efectos de implementar lo dispuesto en la presente disposición, exonérase al Tribunal Constitucional de lo establecido en los artículos 6 y 9 de la presente Ley, y de las prohibiciones contenidas en la Ley 28212 y sus modificatorias.

CENTÉSIMA DÉCIMA. Autorízase al Ministerio de Economía y Finanzas a realizar un estudio de los ingresos del personal del Consejo Nacional de la Magistratura, sin demandar recursos adicionales al Tesoro Público. La nueva escala remunerativa se aprueba en el marco de la Cuarta Disposición Transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Para efectos de implementar lo dispuesto en la presente disposición, exonérase al Consejo Nacional de la Magistratura de lo establecido en los artículos 6 y 9 de la presente Ley.

CENTÉSIMA DÉCIMA PRIMERA. Autorízase, excepcionalmente, a la Contraloría General de la República para realizar modificaciones presupuestarias en el nivel funcional programático, exonerándosele para ello de lo establecido en los numerales 9.1, 9,2, 9.4, 9.5, 9.7 y 9.8 del artículo 9 de la Ley 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017, así como de lo dispuesto en los literales a) y b) del numeral 41.1 del artículo 41 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente Ley.

CENTÉSIMA DECIMA SEGUNDA. Autorízase por única vez al Ministerio de Economía y Finanzas a través de la Dirección General de Gestión de Recursos Públicos, a aprobar los montos y la escala del Incentivo Único del Pliego Presupuestal 448 – Gobierno Regional Huánuco, los mismos que serán aprobados mediante Decreto Supremo en el marco de la Cuarta Disposición Transitoria de la Ley 28411, Ley del Sistema Nacional de Presupuesto.

Lo dispuesto en la presente disposición se financia con cargo al presupuesto institucional, sin demandar recursos adicionales al Tesoro Público.

CENTÉSIMA DÉCIMA TERCERA. Declárase de interés público la incorporación del proyecto de la construcción y operación del Complejo Cultural Huánuco en el Informe Multianual de Inversiones en Asociaciones Público privadas y Proyectos en Activos del Ministerio de Cultura conforme a la normatividad vigente

CENTÉSIMA DÉCIMA CUARTA. Dispónese que para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley 30057, Ley del Servicio Civil, para el caso de los Titulares de los Organismos Reguladores y Titulares de la Oficina de Normalización Previsional, de la Superintendencia del Mercado de Valores, del Tribunal Fiscal y de la Autoridad Nacional del Agua, se exonera de lo establecido en los artículos 6 y 9, así como de la Cuadragésima Novena Disposición Complementaria Final de la presente Ley, y de las prohibiciones contenidas en la Ley 28212 y sus modificatorias. Dichas compensaciones económicas se aplicarán de manera inmediata y serán consideradas en el cuadro de puestos de la entidad al momento de su aprobación.

El monto de la compensación económica se pagará a razón de doce (12) veces por año, más dos (2) veces por concepto de aguinaldos, uno (1) por Fiestas Patrias y uno (1) por Navidad, y constituye el único ingreso otorgado por el Estado.

El Poder Ejecutivo tendrá como plazo hasta el 31 de diciembre de 2018, para proponer la reforma del marco institucional de los Organismos Reguladores.

CENTÉSIMA DÉCIMA QUINTA. Dispóngase con la finalidad de asegurar la adecuada gestión de los recursos públicos, en el marco de la transferencia de la Gestión Administrativa de nuevas autoridades electas, que las autoridades de los Gobiernos Regionales y Gobiernos Locales de la administración saliente inician durante el primer semestre del año 2018, las acciones preparativas previas a la transferencia, como recopilación de información, identificación de recomendaciones a la nueva administración, preparación del informe de gestión, entre otros.

En lo que corresponde al gasto en inversiones, los Gobiernos Regionales y los Gobiernos Locales identifican de manera adecuada la cartera de inversiones a transferirse, así como las obligaciones y cuentas por pagar pendientes al cierre de la transferencia de gestión; debiendo continuar con la ejecución de sus proyectos de inversión y de las inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación durante el año 2018, de acuerdo a lo establecido en sus cronogramas de ejecución. Lo anterior, debe encontrarse orientado al cierre de brechas, vinculado a los planes de desarrollo concertado regional y local, así como al cumplimiento de las normas técnicas sectoriales.

En el marco de la ejecución de las acciones preparatorias de transferencia de gestión establecidas en la presente disposición, la Contraloría General de la República brinda asistencia a los Gobiernos Regionales y Gobiernos Locales.

La Contraloría General de la República dicta, de ser necesario, mediante resolución de su titular las disposiciones para la mejor aplicación de lo establecido en la presente disposición.

CENTÉSIMA DÉCIMA SEXTA. Incorpórase excepcionalmente por única vez, en el escalafón de Oficiales de Servicios de la Policía Nacional del Perú, con el grado de "Mayor de Servicios PNP", al personal profesional civil nombrado enfermeras (os) de la PNP, que causaron alta en la institución a mérito de las Resoluciones Ministeriales 0414-98-IN/PNP, 0628-2000-IN/PNP y 0769-2001-IN/PNP que en la actualidad se encuentran en actividad, asimismo este personal se sujetará a lo establecido por el Decreto Legislativo 1133, encontrándose incorporados en el sistema de pensiones que rige el referido Decreto Legislativo.

Autorízase la transferencia de los aportes previsionales, del personal mencionado en el párrafo precedente, generados durante el tiempo de servicios prestados como profesionales civiles en la Policía Nacional del Perú, al Sistema Privado de Pensiones, a la Caja de Pensiones Militar Policial, para el caso de los asegurados que hayan aportado al Sistema Nacional de Pensiones, la Caja de Pensiones Militar Policial asumirá el costo de las aportaciones de este personal.

Para el caso de los afiliados al Sistema Privado de Pensiones, las AFP deberán transferir directamente a la Caja de Pensiones Militar Policial, el saldo de las Cuentas Individuales de Capitalización (CIC), libre de aportes voluntarios sin fin previsional y, de ser el caso, el valor del Bono de Reconocimiento o el Título de Bono de Reconocimiento.

Mediante Decreto Supremo refrendado por el Ministro de Economía y Finanzas, se dictarán las normas reglamentarias, para establecer los procedimientos para el pago de adeudos por diferencial de aportes y transferencias del saldo de las CIC y del Bono o Título de Bono de Reconocimiento del Sistema Privado de Pensiones a la Caja de Pensiones Militar Policial; a ser transferido a la Caja de Pensiones Militar Policial.

CENTÉSIMA DÉCIMA SÉTIMA. Dispónese, excepcionalmente, el otorgamiento de un bono de S/ 300,00 (TRESCIENTOS Y 00/100 SOLES) para los pensionistas de jubilación e invalidez del Sistema Nacional de Pensiones regulado por el Decreto Ley 19990, dicho bono se entregará por única vez en diciembre del año 2017.

Lo dispuesto en la presente disposición se financia con cargo al presupuesto institucional del pliego Oficina de Normalización Previsional.

CENTÉSIMA DÉCIMA OCTAVA. Autorízase al Ministerio de Economía y Finanzas a realizar un estudio de los ingresos del personal del Jurado Nacional de Elecciones a fin de determinar una nueva escala remunerativa, con cargo a la fuente de financiamiento de Recursos Directamente Recaudado, sin demandar recursos adicionales al Tesoro Público. La nueva escala remunerativa se aprueba en el marco de la cuarta disposición transitoria de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

Asimismo, autorízase al Jurado Nacional de Elecciones a efectuar la contratación de quince (15) profesionales en las plazas previstas en el Cuadro para Asignación de Personal quedando exceptuado del artículo 8 de la presente ley.

Para efectos de implementar lo dispuesto en la presente disposición, exonérase al Jurado Nacional de Elecciones de lo establecido en los artículos 6 y 9 de la presente ley.

CENTÉSIMA DÉCIMA NOVENA. Durante el ejercicio fiscal 2018, los recursos del "Fondo Especial de Seguridad Ciudadana" se podrán destinar a la ejecución de proyectos de inversión pública que ostenten declaratoria de viabilidad en el Sistema de Inversión Pública (Invierte.pe), hasta el 31 de diciembre de 2017. La asignación de estos recursos por cada proyecto de inversión no será superior a la suma de S/ 15 000 000,00 (QUINCE MILLONES Y 00/100 SOLES). Los proyectos de inversión que requieran una mayor asignación presupuestaria al tope señalado, podrán complementar con el financiamiento de recursos propios o bajo el mecanismo previo en la Ley 29230 y sus modificatorias, Ley que impulsa la inversión pública regional y local con participación del sector privado. En el caso que el proyecto sea cofinanciado con la modalidad de la Ley 29230 y sus modificatorias, la ejecución total del proyecto se hará bajo las reglas de dicho marco normativo.

Los recursos que provengan del Fondo Especial de Seguridad Ciudadana, en el marco de la presente disposición, se incorporan en los pliegos respectivos bajo los mecanismos del citado Fondo, antes del 31 de marzo de 2018.

El monto límite a que se refiere la presente disposición, no resulta aplicable al Ministerio del Interior.

CENTÉSIMA VIGÉSIMA. Dispóngase que los Jueces Supremos Titulares de la Corte Suprema, percibirán una bonificación adicional a la que se refiere el segundo párrafo del artículo 187 del Texto Único Ordenado de la Ley Orgánica del Poder Judicial, aprobado por Decreto Supremo 017-93-JUS, modificada por la sexta disposición complementaria modificatoria de la Ley 30372, Ley de Presupuesto para el sector público del año fiscal 2016, equivalente a cuatro y cincuenta (4,50) Unidades de Ingreso del Sector Público – UISP, sin considerar bonificaciones ni asignaciones especiales ni otras entregas dinerarias. Esta bonificación no tiene carácter remunerativo.

Asimismo, dispóngase la bonificación adicional a que se refiere el segundo párrafo del artículo 187 del Texto Único Ordenado de la Ley Orgánica del Poder Judicial, es de aplicación para los Fiscales Supremos Titulares del Ministerio Público.

Para la implementación de la presente disposición, el Poder Judicial y el Ministerio Público quedan exonerados de la prohibición establecida en el artículo 6 de la presente ley.

CENTÉSIMA VIGÉSIMA PRIMERA. A efectos de contribuir a la Seguridad Ciudadana, el Registro Nacional de Identificación y Estado Civil – RENIEC proporcionará a empresas e instituciones el servicio de la verificación biométrica de identidad para la validación de la identificación sin costo alguno.

CENTÉSIMA VIGÉSIMA SEGUNDA. Autorízase al Ministerio de Economía y Finanzas a realizar transferencias de partidas para las actividades destinadas a la prevención de la violencia contra la Mujer y la promoción de sus derechos, hasta por S/ 6 000 000 (SEIS MILLONES DE SOLES) a favor del pliego Defensoría del Pueblo.

DISPOSICIONES COMPLEMENTARIAS TRANSITORIAS

PRIMERA. Las entidades públicas que a continuación se detallan aprueban disposiciones de austeridad, disciplina y calidad en el gasto público y de ingresos del personal, que contienen necesariamente medidas en esos rubros. Dicha aprobación se efectúa conforme a lo siguiente:

a) En las empresas y entidades bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), mediante decreto supremo refrendado por el ministro de Economía y Finanzas.

b) En el Banco Central de Reserva del Perú (BCRP) y la Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones (SBS), mediante acuerdo de directorio y resolución de su titular, según corresponda.

c) En la empresa Petróleos del Perú (PETROPERU S.A.), mediante acuerdo de directorio. En materia de ingresos del personal y arbitraje laboral, dicha entidad se sujeta a los lineamientos técnicos financieros y limitaciones que establezca el FONAFE.

d) En las empresas de los gobiernos regionales y de los gobiernos locales, mediante acuerdo de directorio.

e) En los organismos supervisores y reguladores de servicios públicos, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en esta ley; y, en lo que corresponda, a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la décima disposición complementaria final de la mencionada ley.

f) En los organismos públicos descentralizados de los gobiernos regionales y gobiernos locales, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en esta ley; y, en lo que corresponda, a la Ley 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la décima disposición complementaria final de la mencionada.

Las disposiciones que se aprueben conforme a lo señalado en los literales precedentes deben publicarse en el diario oficial El Peruano, en un plazo que no exceda el 31 de diciembre de 2017, y rigen a partir del 1 de enero de 2018. De no efectuarse tal publicación, son de aplicación las normas de austeridad, disciplina y calidad del gasto público y de ingresos del personal contenidas en la presente ley, según sea el caso.

La presente disposición entra en vigencia al día siguiente de la publicación de la presente ley.

SEGUNDA. De producirse una modificación en las estimaciones de ingresos que determinen una variación en los recursos, correspondientes a las fuentes de financiamiento Recursos Determinados y Recursos Directamente Recaudados, autorízase a las entidades públicas de las entidades del Gobierno Nacional, los gobiernos regionales y los gobiernos locales, hasta el 15 de enero de 2018, para modificar su presupuesto institucional aprobado por las fuentes de financiamiento antes mencionadas. Para el caso de los recursos por la fuente de financiamiento Recursos Determinados provenientes de los conceptos incluidos en los índices de distribución que aprueba el Ministerio de Economía y Finanzas, a través de la Dirección General de Presupuesto Público, las entidades públicas deben modificar su presupuesto institucional aprobado, por los conceptos antes referidos, conforme a los montos estimados de Recursos Determinados para el Presupuesto Institucional de Apertura correspondiente al Año Fiscal 2018, que son publicados hasta el 20 de diciembre de 2017, mediante resolución directoral de la mencionada Dirección General.

Para efectos de la aplicación de la presente disposición, las entidades públicas quedan exoneradas de todas las disposiciones legales que se opongan o limiten su aplicación, debiendo cumplir con lo establecido en los artículos 23 y 54 de la Ley 28411, Ley General del Sistema Nacional de Presupuesto.

La presente disposición entra en vigencia a partir del día siguiente de la publicación de la presente ley.

DISPOSICIÓN COMPLEMENTARIA DEROGATORIA

ÚNICA. Deróganse o déjanse en suspenso, según sea el caso, las disposiciones legales y reglamentarias que se opongan a lo establecido por la presente ley o limiten su aplicación.

Comuníquese al señor Presidente de la República para su promulgación.

En Lima, a los treinta días del mes de noviembre de dos mil diecisiete.

LUIS GALARRETA VELARDE
Presidente del Congreso de la República

MARIO MANTILLA MEDINA
Primer Vicepresidente del Congreso de la República

AL SEÑOR PRESIDENTE DE LA REPÚBLICA

POR TANTO:

Mando se publique y cumpla.

Dado en la Casa de Gobierno, en Lima, a los seis días del mes de diciembre del año dos mil diecisiete.

PEDRO PABLO KUCZYNSKI GODARD
Presidente de la República

MERCEDES ARÁOZ FERNÁNDEZ
Presidenta del Consejo de Ministros

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2018

30/11/2017   FPR40S1

19:00:18   PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
CULTURA	615 000	
003 M. DE CULTURA	615 000	
	615 000	ASOCIACIÓN ORQUESTAS INFANTILES Y JUVENILES DEL PERÚ
AMBIENTAL	16 290 650	
005 M. DEL AMBIENTE	16 290 650	
	16 290 650	COMUNIDADES NATIVAS - COMUNIDADES CAMPESINAS
JUSTICIA	2 603 000	
006 M. DE JUSTICIA Y DERECHOS HUMANOS	2 603 000	
	2 603 000	IGLESIA CATOLICA
INTERIOR	1 935 588	
007 M. DEL INTERIOR	1 935 588	
	3 000	ASOCIACION DE CORONELES EN RETIRO (ASCOREFA)
	5 000	ASOCIACION DE OFICIALES GENERAL DE LAS FUERZAS ARMADAS (ADOGEN)
	88 000	ASOCIACION DE OFICIALES GENERAL PNP (ADOGPOL)
	4 000	ASOCIACION VENCEDORES DE CAMPAÑA MILITAR 1941
	110 449	BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 MAYO DE 1866 Y DEFENSORES CALIFICADOS DE LA PATRIA
	7 000	C.E. 1149 JORGE CIEZA LACHO
	7 000	C.E. 7 DE AGOSTO (AREQUIPA)
	13 000	C.E. CAP PNP ALIPIO PONCE VASQUEZ
	11 000	C.E. CARLOS TEODORO PUELL MENDOZA (TUMBES)
	13 000	C.E. FELIX TELLO ROJAS (CHICLAYO)
	11 000	C.E. JUAN LINARES ROJAS
	4 000	C.E. MARIANO SANTOS MATEOS (TACNA)
	9 000	C.E. MARIANO SANTOS MATEOS (TRUJILLO)
	20 000	C.E. PRECURSORES DE LA INDEPENDENCIA
	9 000	C.E. ROBERTO MORALES ROJAS (SULLANA)
	12 000	C.E. SANTA ROSA DE LIMA 2001
	10 000	C.E. SO. 2DA. BASILIO RAMIREZ PEÑA (PIURA)
	11 000	C.E. SO. 2DA. JESUS VERA FERNANDEZ
	20 000	C.E. SO. 2DA. JUAN INGUNZA VALDIVIA
	10 000	C.E. SO. 2DA. MARTIN ESQUICHA BERNEDO
	11 000	C.E. SO. 2DA. NEPTALI VALDERRAMA AMPUERO (AREQUIPA)
	18 000	C.E. SO. 2DA. TEODOSIO FRANCO GARCIA (ICA)
	10 000	C.E. SO. TCO. 3RA. ARTURO PALOMINO RODRIGUEZ (CUSCO)
	9 000	C.E. SO. TCO. 3RA. JOSE RODRIGUEZ TRIGOSO
	13 000	C.E. SO. TCO. 3RA. RAMIRO VILLAVERDE LAZO (HUANCAYO)
	12 000	C.E. TUPAC AMARU
	4 000	C.E. VIRGEN DE FATIMA
	4 000	C.E.I. JUAN BENITES LUNA
	93 449	CENTRO DE ESTUDIOS HISTORICO MILITARES DEL PERU
	1 200 000	COMITE DE DAMAS PNP
	3 000	I.E.I PNP CUNA JARDIN SANTA ROSITA DE LIMA (AREQUIPA)
	12 000	I.E.I. ALCIDES VIGO HURTADO
	10 000	I.E.I. ALIPIO PONCE VASQUEZ - JAUJA - HUANCAYO
	3 000	I.E.I. ANGELES DE MARIA (HUANCAYO)
	3 000	I.E.I. DIVINO NIÑO DEL MILAGRO (CHICLAYO)
	12 000	I.E.I. FELIX TELLO R. LA MOLINA
	4 000	I.E.I. HORACIO PATIÑO CRUZATTI (CAJAMARCA)
	3 000	I.E.I. HORACIO PATIÑO CRUZATTI - PUCALLPA
	3 000	I.E.I. MARIANO LINARES JARAMILLO (JAEN)
	4 000	I.E.I. SANTA ROSA DE LIMA PNP (CHIMBOTE)
	9 000	I.E.I. SANTA ROSA DE LIMA PNP (JULIACA)
	63 190	INSTITUTO LIBERTADOR RAMON CASTILLA
	2 000	INSTITUTO SAN MARTINIANO
	37 500	OBISPADO CASTRENSE
	3 000	TRIBUNAL SUPERIOR MILITAR POLICIAL DEL NORTE - CHICLAYO
	3 000	ZONAS JUDICIALES DE LA PNP (CUSCO)
	3 000	ZONAS JUDICIALES DE LA PNP (IQUITOS)
	3 000	ZONAS JUDICIALES DE LA PNP (LIMA 1RA SALA)
	3 000	ZONAS JUDICIALES DE LA PNP (LIMA 2DA SALA)

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2018

30/11/2017   FPR40S1
19:00:18   PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	27 284	
008 M. DE RELACIONES EXTERIORES	27 284	
	27 284	SOCIEDAD PERUANA DE DERECHO INTERNACIONAL
ECONOMIA Y FINANZAS	2 033 626	
009 M. DE ECONOMIA Y FINANZAS	2 033 626	
	1 000 000	CAJA DE PROTECCION Y ASISTENCIA DE LOS TRABAJADORES LUSTRADORES DE CALZADO DEL PERU
	1 033 626	CAJA DE PROTECCION Y ASISTENCIA SOCIAL DE LOS CANILLITAS
EDUCACION	57 463 361	
010 M. DE EDUCACION	9 301 672	
	100 000	ACADEMIA NACIONAL DE CIENCIAS
	255 275	ACADEMIA PERUANA DE LA LENGUA
	1 000 000	ASOCIACION FE Y ALEGRIA DEL PERU - CEFOP
	6 843 997	ASOCIACION FE Y ALEGRIA PROGRAMA NACIONAL
	30 000	CENTRO DE REHABILITACIÓN DE CIEGOS DE LIMA - CERCIL
	17 400	EIP MIXTO GRATUITO "SANTA MARÍA MADRE DE DIOS"
	90 000	ESCUELA HOGAR DE NIÑAS "NUESTRA SEÑORA DE LA MISERICORDIA"
	80 000	INSTITUTO LIBERTADOR RAMÓN CASTILLA
	25 000	OFICINA NACIONAL DE EDUCACIÓN CATÓLICA - ONDEC
	860 000	SOCIEDAD GEOGRÁFICA DE LIMA
342 INSTITUTO PERUANO DEL DEPORTE	48 161 689	
	1 325 000	ASOCIACIÓN NACIONAL PARALIMPICA
	12 000	FDN ACTIVIDADES SUBACUATICAS
	13 000	FDN AERODEPORTIVA
	487 519	FDN AJEDREZ
	4 316 362	FDN ATLETISMO
	333 000	FDN AUTOMOVILISMO
	2 053 300	FDN BADMINTON
	1 215 440	FDN BASKETBALL
	881 404	FDN BEISBOL
	285 223	FDN BILLAR
	230 590	FDN BOCHAS
	823 471	FDN BOWLING
	970 000	FDN BOXEO
	785 822	FDN CANOTAJE
	1 562 042	FDN CICLISMO
	711 800	FDN DEPORTES ECUESTRES
	15 000	FDN ESCALADA
	933 290	FDN ESGRIMA
	890 603	FDN ESQUI ACUATICO
	483 600	FDN FISICOCULTURISMO
	13 450	FDN FUTBOL AMERICANO
	1 406 072	FDN GIMNASIA
	558 033	FDN GOLF
	627 000	FDN HANDBALL
	1 100 000	FDN HOCKEY
	15 913	FDN JIU JITSU
	1 731 621	FDN JUDO
	1 574 591	FDN KARATE
	110 000	FDN KICK BOXING
	100 000	FDN KUNG FU
	1 271 956	FDN LEVANTAMIENTO DE PESAS
	20 000	FDN LEVANTAMIENTO DE POTENCIA
	1 859 929	FDN LUCHA AMATEUR
	366 985	FDN MOTOCICLISMO
	52 270	FDN MOTONAUTICA
	316 600	FDN MUAY THAI
	1 832 363	FDN NATACION

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2018

30/11/2017   FPR40S1
19:00:18   PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	582 348	FDN PALETA FRONTON
	1 020 000	FDN REMO
	915 898	FDN RUGBY
	8 740	FDN SALVAMENTO ACUATICO
	10 000	FDN SAMBO
	955 011	FDN SOFTBOL
	659 255	FDN SQUASH RACKET
	1 357 000	FDN TABLA
	1 648 913	FDN TAE KWON DO
	1 051 865	FDN TENIS
	649 324	FDN TENIS DE MESA
	1 537 896	FDN TIRO
	485 000	FDN TIRO CON ARCO
	583 800	FDN TRIATHLON
	1 495 496	FDN VELA
	3 089 228	FDN VOLEIBOL
	30 000	FDN KENDO
	150 000	FDN PATINAJE
	150 000	FDN PENTATLON MODERNO
	396 666	FEDENADIF
	100 000	FEDUP
SALUD	**13 382 100**	
011 M. DE SALUD	**13 382 100**	
	150 000	A.O.H. HOGAR CLINICA SAN JUAN DE DIOS DE PIURA
	250 000	ACADEMIA NACIONAL DE MEDICINA
	378 000	ASOCIACION DE DAMAS VOLUNTARIAS Y AMIGAS DEL MINISTERIO DE SALUD ADAVAMINSA
	50 000	ASOCIACIÓN PATRONATO DE LEPROSOS DEPARTAMENTAL DE LORETO
	50 000	CAJA DE PROTECCION Y ASISTENCIA SOCIAL LEY N° 10674
	44 500	CENTRO DE EDUCACION BASICA ESPECIAL "FE Y ALEGRIA" N° 42
	80 000	CENTRO DE REHABILITACION DE CIEGOS DE LIMA
	180 000	CENTRO DE REPOSO SAN JUAN DE DIOS (CREMPT) - PIURA DE LA ORDEN HOSPITALARIA SAN JUAN DE DIOS
	120 000	HOGAR CLINICA SAN JUAN DE DIOS (AREQUIPA)
	1 139 204	HOGAR CLINICA SAN JUAN DE DIOS - LIMA
	167 000	HOGAR CLINICA SAN JUAN DE DIOS - IQUITOS
	144 000	HOGAR CLINICA SAN JUAN DE DIOS CHICLAYO
	180 000	HOGAR CLINICA SAN JUAN DE DIOS CUSCO
	118 800	LIGA PERUANA DE LUCHA CONTRA EL CANCER - FILIAL AREQUIPA
	3 584 080	ORGANIZACIÓN PANAMERICANA DE LA SALUD
	40 000	PATRONATO PERUANO DE REHABILITACION Y EDUCACION ESPECIAL, FILIAL AYACUCHO
	6 706 516	UNION DE OBRAS DE ASISTENCIA SOCIAL
DEFENSA	**4 220 714**	
026 M. DE DEFENSA	**4 220 714**	
	98 994	ASOCIACION DE OFICIALES DE LA FAP
	35 000	ASOCIACIÓN "VENCEDORES DE LA CAMPAÑA MILITAR DE 1941"
	20 000	ASOCIACIÓN CAPITANES DE NAVIO, CORONELES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL EN SITUACIÓN DE RETIRO
	20 000	ASOCIACIÓN DE COMANDANTES DE LAS FUERZAS ARMADAS
	250 000	ASOCIACIÓN DE DISCAPACITADOS DE LAS FUERZAS ARMADAS DEL PERÚ "MY. E.P. MARKO JARA SCHENONE"
	20 000	ASOCIACIÓN DE OFICIALES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL DEL PERÚ
	150 000	ASOCIACIÓN DE OFICIALES GENERALES Y ALMIRANTES
	72 000	ASOCIACIÓN STELLA MARIS
	210 000	BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 DE MAYO DE 1986 Y DEFENSORES CALIFICADOS DE LA PATRIA
	306 313	CENTRO DE ESTUDIOS HISTÓRICOS MILITARES DEL PERÚ
	300 000	COMITE FEMENINO DE APOYO
	830 001	FEDERACIÓN DEPORTIVA MILITAR DEL PERÚ
	36 000	FUNDACIÓN MIGUEL GRAU

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS

AÑO FISCAL 2018

30/11/2017

19:00:18

FPR40S1

PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	300 000	IEP PEDRO RUIZ GALLO
	79 890	INSTITUCIONES RELIGIOSAS
	300 000	INSTITUTO DE ESTUDIOS HISTÓRICOS AEROESPACIALES DEL PERÚ
	310 000	INSTITUTO DE ESTUDIOS HISTÓRICOS MARÍTIMOS
	507 516	INSTITUTO LIBERTADOR RAMÓN CASTILLA
	45 000	INSTITUTO SAN MARTINIANO DEL PERÚ
	300 000	OBISPADO CASTRENSE
	30 000	ORDEN DE LA LEGIÓN MARISCAL CÁCERES
PRODUCCION	**5 000 000**	
241 INSTITUTO TECNOLOGICO DE LA PRODUCCION - ITP	**5 000 000**	
	5 000 000	CENTROS DE INNOVACIÓN TECNOLÓGICA - CITE - LEY N° 30230
GOBIERNOS REGIONALES	**813 500**	
443 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AREQUIPA	**200 000**	
	200 000	CONGREGACION DE LAS HERMANITAS DE LOS ANCIANOS DESAMPARADOS ASILO " VICTOR F. LIRA"
444 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AYACUCHO	**373 500**	
	50 000	APOYO DISPENSARIO MÉDICO Y COMEDOR "PAZ Y BIEN" - AYACUCHO
	323 500	HOGAR DE ANCIANOS "PADRE SATURNINO" - AYACUCHO
451 GOBIERNO REGIONAL DEL DEPARTAMENTO DE LA LIBERTAD	**240 000**	
	60 000	"FUNDACIÓN FRATERNISTAS SINE FINIBUS" - "HOGAR OSCAR ROMERO.
	180 000	HERMANITAS DE LOS ANCIANOS DESAMPARADOS, HOGAR SAN JOSE DE TRUJILLO

TOTAL RUBRO:	104 384 823	

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS

AÑO FISCAL 2018

30/11/2017

19:00:18

FPR40S1

PAGINA : 5

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	**19 248 623**	
342 INSTITUTO PERUANO DEL DEPORTE	**19 248 623**	
	975 000	ASOCIACIÓN NACIONAL PARALIMPICA
	1 720 722	COMITE OLIMPICO PERUANO
	138 000	FDN ACTIVIDADES SUBACUATICAS
	67 000	FDN AERODEPORTIVA
	362 481	FDN AJEDREZ
	1 333 638	FDN ATLETISMO
	167 000	FDN AUTOMOVILISMO
	126 700	FDN BADMINTON
	172 560	FDN BASKETBALL
	218 596	FDN BEISBOL
	214 777	FDN BILLAR
	149 410	FDN BOCHAS
	311 529	FDN BOWLING
	50 000	FDN BOXEO
	9 178	FDN CANOTAJE
	17 958	FDN CICLISMO
	348 200	FDN DEPORTES ECUESTRES
	85 000	FDN ESCALADA
	251 200	FDN ESGRIMA

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS

AÑO FISCAL 2018

30/11/2017

19:00:18

FPR40S1

PAGINA : 5

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	249 397	FDN ESQUI ACUATICO
	116 400	FDN FISICOCULTURISMO
	6 550	FDN FUTBOL AMERICANO
	619 750	FDN GIMNASIA
	431 967	FDN GOLF
	173 000	FDN HANDBALL
	200 000	FDN HOCKEY
	34 087	FDN JIU JITSU
	569 657	FDN JUDO
	725 409	FDN KARATE
	70 000	FDN KICK BOXING
	300 000	FDN KUNG FU
	678 044	FDN LEVANTAMIENTO DE PESAS
	30 000	FDN LEVANTAMIENTO DE POTENCIA
	440 071	FDN LUCHA AMATEUR
	133 015	FDN MOTOCICLISMO
	147 730	FDN MOTONAUTICA
	283 400	FDN MUAY THAI
	467 637	FDN NATACION
	177 652	FDN PALETA FRONTON
	100 000	FDN REMO
	304 102	FDN RUGBY
	41 260	FDN SALVAMENTO ACUATICO
	40 000	FDN SAMBO
	344 989	FDN SOFTBOL
	140 745	FDN SQUASH RACKET
	1 043 000	FDN TABLA
	641 087	FDN TAE KWON DO
	618 135	FDN TENIS
	370 676	FDN TENIS DE MESA
	562 104	FDN TIRO
	115 000	FDN TIRO CON ARCO
	216 200	FDN TRIATHLON
	904 504	FDN VELA
	1 110 772	FDN VOLEIBOL
	20 000	FDN KENDO
	103 334	FEDENADIF
COMERCIO EXTERIOR Y TURISMO	**5 067 500**	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	**5 067 500**	
	500 000	CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍA Y TURISMO CCATCCA - CITE ARTESANÍA Y TURISMO CCATCCA (CUSCO)
	650 000	CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍA Y TURISMO UTCUBAMBA - CITE UTCUBAMBA - AMAZONAS
	650 000	CENTRO DE INNOVACIÓN TECNOLÓGICA DE ARTESANÍAS Y TURISMO AREQUIPA - CITE AREQUIPA
	650 000	CENTRO DE INNOVACIÓN TECNOLÓGICA DE CERÁMICA CHULUCANAS - CITE CERÁMICA CHULUCANAS
	650 000	CENTRO DE INNOVACIÓN TECNOLÓGICA DE LA JOYERÍA CATACAOS - CITE JOYERÍA CATACAOS
	830 000	CENTRO DE INNOVACIÓN TECNOLÓGICA DE LOS CAMELIDOS SUDAMERICANOS - CITE CAMELIDOS SUDAMERICANOS - PUNO
	568 750	CENTRO DE INNOVACIÓN TECNOLÓGICA JOYERÍA KORIWASI - CITE JOYERÍA KORIWASI
	568 750	CENTRO DE INNOVACIÓN TECNOLÓGICA TEXTIL CAMÉLIDOS HUANCAVELICA - CITE TEXTIL - CAMÉLIDOS HUANCAVELICA
GOBIERNOS REGIONALES	**24 000**	
445 GOBIERNO REGIONAL DEL DEPARTAMENTO DE CAJAMARCA	**24 000**	
	24 000	20411288791 - ASILO OBISPO GROZO

	TOTAL RUBRO:	24 340 123	

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2018

30/11/2017
19:00:03

FPR40S1
PAGINA: 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	**940 150**	
001 PRESIDENCIA DEL CONSEJO DE MINISTROS	**395 810**	
	130 410	CENTRO LATINOAMERICANO DE ADMINISTRACIÓN PARA EL DESARROLLO
	265 400	ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO
002 INSTITUTO NACIONAL DE ESTADISTICA E INFORMATICA	**210 000**	
	3 550	INSTITUTO INTERAMERICANO DE ESTADÍSTICA (IASI)
	206 450	SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA
114 CONSEJO NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACION TECNOLOGICA	**334 340**	
	33 400	CENTRO LATIONAMERICANO DE FISICA - CLAF
	22 834	CENTRO REGIONAL DE SISMOLOGÍA PARA AMÉRICA DEL SUR - CERESIS
	43 086	INTERNACIONAL CENTER FOR GENETIC ENGENEERIC AND BIOTECHNOLOGY
	10 020	PROGRAMA IBEROAMERICANO DE CIENCIA Y TECNOLOGÍA PARA EL DESARROLLO - CYTED
	225 000	UNION INTERNACIONAL PARA LA CIENCIA - ICSU
RELACIONES EXTERIORES	**39 272 000**	
008 M. DE RELACIONES EXTERIORES	**39 272 000**	
	21 495	MISIONES DE OBSERVACIÓN ELECTORAL DE LA OEA
	33 782	ACADEMIA DE LA HAYA DE DERECHO INTERNACIONAL
	8 577	ACUERDO SOBRE LA CONSERVACIÓN DE ALBATROS Y PRETELES
	107 476	ALIANZA PARA EL GOBIERNO ABIERTO / OPEN GOVERNMENT PARTNERSHIP
	107 476	ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS REFUGIADOS
	357 197	ASOCIACIÓN LATINOAMERICANA DE INTEGRACIÓN
	98 732	CENTRO DE DESARROLLO DE LA ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO
	64 486	CENTRO REGIONAL DE LAS NACIONES UNIDAS PARA LA PAZ, EL DESARME Y EL DESARROLLO EN AMÉRICA LATINA Y EL CARIBE
	32 994	COMISIÓN INTERNACIONAL DE LA BALLENA
	556 348	COMISIÓN PERMANENTE DEL PACÍFICO SUR
	380 912	COMISIÓN PREPARATORIA DE LA ORGANIZACIÓN DEL TRATADO DE PROHIBICIÓN COMPLETA DE LOS ENSAYOS NUCLEARES
	28 391	COMITÉ CIENTÍFICO PARA LA INVESTIGACIÓN ANTÁRTICA
	604 164	COMITÉ INTERNACIONAL DE LA CRUZ ROJA
	10 748	COMITÉ PARA LA ELIMINACIÓN DE TODAS LAS FORMAS DE DISCRIMINACIÓN CONTRA LAS PERSONAS CON DISCAPACIDAD
	16 098	CONFERENCIA DE LA HAYA DE DERECHO INTERNACIONAL PRIVADO
	24 472	CONSEJO CONSULTIVO EMPRESARIAL DEL APEC
	15 008	CONSEJO DE ADMINISTRADORES DE LOS PROGRAMAS NACIONALES ANTÁRTICOS
	17 626	CONSEJO DE COOPERACIÓN ECONÓMICA DEL PACÍFICO
	3 519	CONVENCIÓN SOBRE LA PROHIBICIÓN DEL DESARROLLO, LA PRODUCCIÓN Y EL ALMACENAMIENTO DE ARMAS BACTERIOLÓGICAS (BIOLÓGICAS) Y TOXÍNICAS Y SOBRE SU DESTRUCCIÓN
	2 817	CONVENCIÓN SOBRE MUNICIONES EN RACIMO
	17 576	CONVENIO DE BASILEA SOBRE EL CONTROL DE LOS MOVIMIENTOS TRANSFRONTERIZOS DE DESECHOS PELIGROSOS PARA SU DISPOSICIÓN (FUND 3060 PER)
	16 663	CONVENIO DE ESTOCOLMO SOBRE CONTAMINANTES ORGÁNICOS PERSISTENTES DEL PROGRAMA DE NACIONES UNIDAS PARA EL MEDIO AMBIENTE (FUND 9400 PER)
	12 704	CONVENIO DE ROTTERDAM SOBRE LOS PROCEDIMIENTOS CONVENIDOS PARA CIERTOS QUÍMICOS Y PESTICIDAS PELIGROSOS EN EL COMERCIO INTERNACIONAL
	29 167	CONVENIO MARCO PARA EL CONTROL DEL TABACO
	4 230	CONVENIO SOBRE PROHIBICIONES O RESTRICCIONES DEL EMPLEO DE CIERTAS ARMAS CONVENCIONALES QUE PUEDAN CONSIDERARSE EXCESIVAMENTE NOCIVAS O DE EFECTOS INDISCRIMINADOS
	804 622	CORTE PENAL INTERNACIONAL
	2 617	CORTE PERMANENTE DE ARBITRAJE
	10 748	FONDO CENTRAL PARA ACCIÓN DE EMERGENCIAS
	10 748	FONDO DE CONTRIBUCIONES VOLUNTARIAS DE LAS NACIONES UNIDAS PARA LAS POBLACIONES INDÍGENAS
	161 214	FONDO DE COOPERACIÓN PARA EL DESARROLLO DE LA OEA
	24 297	FONDO DE LAS NACIONES UNIDAS PARA LA DEMOCRACIA

ANEXO B : CUOTAS INTERNACIONALES

AÑO FISCAL 2018

30/11/2017
19:00:03

FPR40S1
PAGINA: 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	4 299	FONDO DE POBLACIÓN DE LAS NACIONES UNIDAS
	42 990	FONDO DEL PROGRAMA DE LAS NACIONES UNIDAS PARA EL MEDIO AMBIENTE DEL PNUMA
	122 493	FONDO FIDUCIARIO DEL PLAN DE ACCIÓN DEL PACÍFICO SUDESTE
	9 718	FONDO FIDUCIARIO DEL PROTOCOLO DE NAGOYA SOBRE ACCESO A LOS RECURSOS GENÉTICOS Y PARTICIPACIÓN JUSTA Y EQUITATIVA EN LOS BENEFICIOS QUE SE DERIVEN DE SU UTILIZACIÓN (FUND 9750 PER)
	11 371	FONDO FIDUCIARIO GENERAL PARA EL PRESUPUESTO BÁSICO PROGRAMA PROTOCOLO SOBRE SEGURIDAD DE LA BIOTECNOLOGÍA (FUND 9340 PER)
	4 516	FONDO FIDUCIARIO PARA EL CONVENIO DE VIENA PARA LA PROTECCIÓN DE LA CAPA DE OZONO
	46 436	FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA (FUND 5080 PER)
	18 105	FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA DEL PROG. NACIONES UNIDAS PARA EL MEDIO AMBIENTE (FUND 850 PER)
	16 704	FONDO MULTILATERAL DEL PROTOCOLO DE MONTREAL (FUND 1040 PER)
	21 495	FONDO PARA APOYAR LAS TAREAS DEL GRUPO DE REVISIÓN DE LA IMPLEMENTACIÓN DE LAS CUMBRES DE AMÉRICA
	10 748	FONDO PARA LA CONSOLIDACIÓN DE LA PAZ
	42 990	FONDO PÉREZ GUERRERO
	3 977	FONDO VOLUNTARIO NNUU PARA LAS VÍCTIMAS DE LA TORTURA
	27 664	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (GENERAL DE PROYECTOS)
	166 140	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (SECRETARÍA)
	67 613	FUNDACIÓN UNIÓN EUROPEA - AMÉRICA LATINA Y CARIBE
	10 478	GRUPO DE LOS 77
	21 495	INSTITUTO INTERNACIONAL PARA LA DEMOCRACIA Y ASISTENCIA ELECTORAL
	107 476	INSTITUTO LATINOAMERICANO Y DEL CARIBE DE PLANIFICACIÓN ECONÓMICA Y SOCIAL
	18 326	INSTITUTO ÍTALO-LATINOAMERICANO
	10 748	INTERAMERICAN INSTITUTE FOR GLOBAL CHANGE RESEARCH
	16 871	INTERGOVERNMENTAL PANEL ON CLIMATE CHANGE
	53 738	OFICINA DEL ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS DERECHOS HUMANOS
	21 314	OFICINA INTERNACIONAL DE EXPOSICIONES
	10 748	ONU-MUJERES
	393 934	ORGANISMO ANDINO DE SALUD - CONVENIO HIPÓLITO UNANUE
	1 129 210	ORGANISMO INTERNACIONAL DE ENERGÍA ATÓMICA
	23 991	ORGANISMO PARA LA PROSCRIPCIÓN DE LAS ARMAS NUCLEARES EN AMÉRICA LATINA Y EL CARIBE
	10 951 699	ORGANIZACIÓN DE LAS NACIONES UNIDAS
	1 314 060	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN
	33 318	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN FAO - OFICINA SEDE LIMA
	958 515	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA (PRESUPUESTO REGULAR)
	1 843 645	ORGANIZACIÓN DE LOS ESTADOS AMERICANOS
	53 738	ORGANIZACIÓN DE LOS ESTADOS AMERICANOS - OFICINA DE LIMA
	176 938	ORGANIZACIÓN DE LOS ESTADOS IBEROAMERICANOS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA
	940 643	ORGANIZACIÓN DEL TRATADO DE COOPERACIÓN AMAZÓNICA
	205 279	ORGANIZACIÓN INTERNACIONAL DE LAS MADERAS TROPICALES
	184 397	ORGANIZACIÓN INTERNACIONAL DE POLICÍA CRIMINAL (INCLUYE SEDE BS.AS.)
	9 269	ORGANIZACIÓN INTERNACIONAL DE TURISMO SOCIAL
	1 153 311	ORGANIZACIÓN INTERNACIONAL DEL TRABAJO
	169 071	ORGANIZACIÓN INTERNACIONAL PARA LAS MIGRACIONES
	73 503	ORGANIZACIÓN MARÍTIMA INTERNACIONAL
	224 356	ORGANIZACIÓN METEOROLÓGICA MUNDIAL
	1 357 896	ORGANIZACIÓN MUNDIAL DE LA SALUD
	973 776	ORGANIZACIÓN MUNDIAL DEL COMERCIO
	157 037	ORGANIZACIÓN MUNDIAL DEL TURISMO
	1 959 583	ORGANIZACIÓN PANAMERICANA DE LA SALUD
	212 319	ORGANIZACIÓN PARA LA PROHIBICIÓN DE LAS ARMAS QUÍMICAS
	107 476	PARLAMENTO ANDINO
	68 687	PROGRAMA DE COOPERACIÓN ENTRE PAÍSES EN DESARROLLO
	967 284	PROGRAMA DE LAS NACIONES UNIDAS PARA EL DESARROLLO
	64 486	PROGRAMA IBEROAMERICANO PARA LA PROMOCIÓN DE LAS ARTESANÍAS

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2018

30/11/2017
19:00:03

FPR40S1
PAGINA: 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	1 074 971	PROGRAMA MUNDIAL DE ALIMENTOS
	15 477	RED DE ARCHIVOS DIPLOMÁTICOS IBEROAMERICANOS
	72 918	SECRETARÍA DEL TRATADO ANTÁRTICO
	4 730 666	SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA DE NACIONES
	96 230	SECRETARÍA GENERAL IBEROAMERICANA
	279 962	SISTEMA ECONÓMICO LATINOAMERICANO Y DE CARIBE
	64 485	SISTEMA INTERAMERICANO DE DERECHOS HUMANOS
	11 814	TRATADO SOBRE EL COMERCIO DE ARMAS
	6 238	TRATADO SOBRE LA NO PROLIFERACIÓN DE ARMAS NUCLEARES
	981 386	TRIBUNAL DE JUSTICIA DE LA COMUNIDAD ANDINA
	35 458	UNIDAD DE APOYO A LA IMPLEMENTACIÓN DE LA CONVENCIÓN SOBRE LA PROHIBICIÓN DE MINAS ANTIPERSONALES
	1 719 617	UNIÓN DE NACIONES SURAMERICANAS
ECONOMIA Y FINANZAS	**24 000**	
009 M. DE ECONOMIA Y FINANZAS	**24 000**	
	24 000	ASOCIACION INTERNACIONAL DEL PRESUPUESTO PUBLICO - ASIP
EDUCACION	**513 150**	
010 M. DE EDUCACION	**408 150**	
	41 650	FACULTAD LATINOAMERICANA DE CIENCIAS SOCIALES - FLACSO
	317 000	INSTITUTO DE TRANSFERENCIA DE TECNOLOGIAS APROPIADAS PARA SECTORES MARGINALES DEL CONVENIO ANDRES BELLO - ITACAB
	49 500	ORGANIZACION IBEROAMERICANA DE LA JUVENTUD
342 INSTITUTO PERUANO DEL DEPORTE	**100 000**	
	88 000	AGENCIA MUNDIAL DE ANTIDOPAJE - WADA - AMA
	12 000	CONSEJO IBEROAMERICANO DEL DEPORTE - CID
514 U.N. DE INGENIERIA	**5 000**	
	5 000	UNIÓN INTERNACIONAL DE TELECOMUNICACIONES.
SALUD	**18 400**	
134 SUPERINTENDENCIA NACIONAL DE SALUD	**18 400**	
	18 400	ORGANIZACION IBEROAMERICANA DE SEGURIDAD SOCIAL - OISS
TRABAJO Y PROMOCION DEL EMPLEO	**62 910**	
012 M. DE TRABAJO Y PROMOCION DEL EMPLEO	**62 910**	
	900	ASOCIACION ESPAÑOLA DE EMPLEO CON APOYO - AESE
	6 510	ASOCIACION INTERNACIONAL DE CONSEJOS ECONOMICOS Y SOCIALES E INSTITUCIONES SIMILARES - AICESIS
	15 000	ASOCIACIÓN MUNDIAL DE LOS SERVICIOS PÚBLICOS DE EMPLEO - AMSPE
	6 000	CENTRO INTERAMERICANO PARA EL DESARROLLO DEL CONOCIMIENTO EN LA FORMACION PROFESIONAL (OIT/CINTERFOR)
	17 000	ORGANIZACIÓN IBEROAMERICANA DE SEGURIDAD SOCIAL - OISS
	17 500	RED INTERAMERICANA PARA LA ADMINISTRACION LABORAL - RIAL
AGRICULTURA	**5 500 000**	
013 M. DE AGRICULTURA Y RIEGO	**5 500 000**	
	5 500 000	AUTORIDAD AUTÓNOMA BINACIONAL DEL LAGO TITICACA
TRIBUNAL CONSTITUCIONAL	**46 000**	
024 TRIBUNAL CONSTITUCIONAL	**46 000**	
	46 000	COMISION DE VENECIA - SOCIEDAD GENERAL DE STRASBOURG FRANCIA
DEFENSA	**280 000**	
026 M. DE DEFENSA	**280 000**	
	271 000	SECRETARIA GENERAL DE LA UNASUR-CEED-CDS
	9 000	SISTEMA DE COOPERACIÓN ENTRE LAS FUERZAS AÉREAS AMERICANAS (SICOFAA)
CONGRESO DE LA REPUBLICA	**444 565**	
028 CONGRESO DE LA REPUBLICA	**444 565**	
	1 800	ASOCIACIÓN DE SECRETARIOS DE PARLAMENTOS DE LA UNIÓN INTERPARLAMENTARIA-ASGP-UIP
	94 805	PARLAMENTO AMAZÓNICO
	210 000	PARLAMENTO LATINOAMERICANO

ANEXO B : CUOTAS INTERNACIONALES

AÑO FISCAL 2018

30/11/2017   FPR40S1

19:00:03   PAGINA: 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	35 000	PARLAMERICAS
	102 960	UNIÓN INTERPARLAMENTARIA INTERNACIONAL
COMERCIO EXTERIOR Y TURISMO	100 000	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	100 000	
	100 000	PROGRAMA IBEROAMERICANO PARA LA PROMOCION DE LAS ARTESANIAS
TRANSPORTES Y COMUNICACIONES	20 000	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	20 000	
	20 000	ASOCIACIÓN LATINOAMERICANA DE METROS Y SUBTERRÁNEOS - ALAMYS
VIVIENDA CONSTRUCCION Y SANEAMIENTO	1 881	
037 MINISTERIO DE VIVIENDA, CONSTRUCCION Y SANEAMIENTO	1 881	
	1 881	UNION INTERAMERICANA PARA LA VIVIENDA - UNIAPRAVI
PRODUCCION	1 255 752	
038 MINISTERIO DE LA PRODUCCION	1 255 752	
	272 331	COMISIÓN INTERAMERICANA DEL ATÚN TROPICAL
	632 869	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA EL DESARROLLO INDUSTRIAL - ONUDI
	76 923	ORGANIZACIÓN INTERNACIONAL DE LA VIÑA Y EL VINO - OIV
	184 505	ORGANIZACIÓN LATINOAMERICANA DE DESARROLLO PESQUERO
	89 124	ORGANIZACIÓN REGIONAL DE ORDENAMIENTO PESQUERO DEL PACIFICO SUR

TOTAL RUBRO:	48 478 808	

ANEXO B : CUOTAS INTERNACIONALES

AÑO FISCAL 2018

30/11/2017   FPR40S1

19:00:03   PAGINA: 5

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	132 368	
019 ORGANISMO SUPERVISOR DE LA INVERSION PRIVADA EN TELECOMUNICACIONES	132 368	
	132 368	UIT - UNIÓN INTERNACIONAL DE TELECOMUNICACIONES
CULTURA	50 069	
060 ARCHIVO GENERAL DE LA NACION	50 069	
	1 732	ASOCIACIÓN LATINOAMERICANA DE ARCHIVOS - ALA
	9 825	CONSEJO INTERAMERICANO DE ARCHIVOS - CIA
	38 512	PROGRAMA DE APOYO AL DESARROLLO DE ARCHIVOS IBEROAMERICANOS - ADAI
ECONOMIA Y FINANZAS	646 020	
009 M. DE ECONOMIA Y FINANZAS	8 000	
	8 000	ASOCIACION IBEROAMERICANA DE TRIBUNALES DE JUSTICIA FISCAL O ADMINISTRATIVA A.C.
055 AGENCIA DE PROMOCION DE LA INVERSION PRIVADA	191 880	
	163 530	OECD - ORGANIZACION PARA LA COOPERACION Y EL DESARROLLO ECONOMICO
	28 350	WAIPA - WORLD ASSOCIATION OF INVESTMENT PROMOTION AGENCIES
057 SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	341 140	
	243 700	CENTRO INTERAMERICANO DE ADMINISTRACIONES TRIBUTARIAS - CIAT
	97 440	ORGANIZACION MUNDIAL DE ADUANAS - OMA
058 SUPERINTENDENCIA DEL MERCADO DE VALORES	105 000	

ANEXO B : CUOTAS INTERNACIONALES

AÑO FISCAL 2018

30/11/2017

19:00:03

FPR40S1

PAGINA: 5

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS

(EN SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
	105 000	INTERNACIONAL ORGANIZATION OF SECURITIES COMMISSIONS
EDUCACION	15 000	
533 U.N. DE SAN MARTIN	15 000	
	15 000	ASOCIACIÓN DE UNIVERSIDADES AMAZÓNICAS - UNAMAZ.
AGRICULTURA	260 000	
160 SERVICIO NACIONAL DE SANIDAD AGRARIA - SENASA	260 000	
	62 900	COMITE DE SANIDAD VEGETAL DEL CONO SUR - COSAVE
	197 100	ORGANISMO INTERNACIONAL DE SANIDAD ANIMAL - OIE
ENERGIA Y MINAS	842 750	
016 M. DE ENERGIA Y MINAS	842 750	
	373 000	(FPEG) FORO DE PAISES EXPORTADORES DE GAS
	110 000	GIEC, GRUPO INTERNACIONAL DE ESTUDIO DEL COBRE
	80 000	GIEPZ, GRUPO INTERNACIONAL DE ESTUDIO DEL PLOMO Y ZINC
	130 550	IRENA. AGENCIA INTERNACIONAL DE ENERGÍA RENOVABLE
	149 200	OLADE, ORGANISMO LATINOAMERICANO DE ENERGÍA.
CONTRALORIA GENERAL	40 283	
019 CONTRALORIA GENERAL	40 283	
	11 469	ORGANIZACION INTERNACIONAL DE ENTIDADES FISCALIZADORAS SUPERIORES - INTOSAI
	28 814	ORGANIZACION LATINOAMERICANA Y DEL CARIBE DE ENTIDADES FISCALIZADORAS - OLACEFS
DEFENSA	295 000	
026 M. DE DEFENSA	295 000	
	125 000	COSPAS SARSAT PROGRAMME
	81 000	INTERNATIONAL ASSOCIATION OF MARINE AIDS TO NAVIGATION AND LIGHTHOUSE AUTHORITIES - IALA
	89 000	ORGANIZACIÓN HIDROGRÁFICA INTERNACIONAL
TRANSPORTES Y COMUNICACIONES	2 183 986	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	2 183 986	
	652 884	COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL (CLAC)
	440 000	COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL Y ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL
	497 276	ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL (OACI)
	302 100	UNIÓN INTERNACIONAL DE TELECOMUNICACIONES (UIT)
	133 000	UNIÓN POSTAL DE LAS AMÉRICAS ESPAÑA Y PORTUGAL (UPAEPA)
	158 726	UNIÓN POSTAL UNIVERSAL (UPU)

TOTAL RUBRO:	4 465 476	

ANEXO B : CUOTAS INTERNACIONALES

AÑO FISCAL 2018

30/11/2017

19:00:03

FPR40S1

PAGINA: 7

FUENTE DE FINANCIAMIENTO : CANON Y SOBRECANON, REGALIAS, RENTA DE ADUANAS Y PARTICIPACIONES

(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
TRANSPORTES Y COMUNICACIONES	216 414	
214 AUTORIDAD PORTUARIA NACIONAL	216 414	
	27 414	ASOCIACIÓN AMERICANA DE AUTORIDADES PORTUARIAS (AAPA)
	27 000	COMISIÓN INTERAMERICANA DE PUERTOS DE LA ORGANIZACIÓN DE LOS ESTADOS AMERICANOS (CIP-OEA)
	162 000	CONFERENCIA INTERNACIONAL DE LAS NACIONES UNIDADES SOBRE COMERCIO Y DESARROLLO (UNCTAD)

TOTAL RUBRO:	216 414	